As filed with the Securities and Exchange Commission onFebruary 5, 2004 ^

Registration No. 333-111588^

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

PRE-EFFECTIVE AMENDMENT NO. 1
TO THE
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________

CITIZENS COMMUNITY BANCORP

(Exact name of registrant as specified in its charter)

United States of America (State or other jurisdiction of incorporation or organization)	6035 (Primary Standard Industrial Classification Code Number)	^ ^ 20-0663325 (I.R.S. Employer Identification No.)

2174 Eastridge Center, Eau Claire, Wisconsin 54701
(715) 836-9994

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James G. Cooley, President and Chief Executive Officer
Citizens Community Bancorp
2174 Eastridge Center
Eau Claire, Wisconsin 54701
(715) 836-9994

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Martin L. Meyrowitz, PC
Beth A. Freedman, Esq.
SILVER, FREEDMAN & TAFF, L.L.P.
(a limited liability partnership including professional corporations)
1700 Wisconsin Avenue, NW
Washington, DC 20007
(202) 295-4500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

              If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $.01 per shares	978,650 shares	$10.00	$9,786,500	$793.00(1)
Participation Interests	(2)	---	$1,230,714	(3)

(1)    Estimated solely for the purpose of calculating the registration fee, $793.00 of which has been paid.
(2)    In addition, pursuant to Rule 416(c) under the Securities Act, this Registration Statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.
(3)    The securities of Citizens Community Bancorp to be to be purchased by Citizens Community Federal Employee's Savings and Profit Sharing Plan are included in the amount shown above for common stock. Accordingly, no separate fee is required for the participation interests. In accordance with Rule 457(h) of the Securities Act, as amended, the registration fee has been calculated on the basis of the number of shares of common stock that may be purchased with the current assets of the plan.

               The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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PROSPECTUS SUPPLEMENT

CITIZENS COMMUNITY BANCORP

CITIZENS COMMUNITY FEDERAL
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

         This prospectus supplement relates to the election by participants in Citizens Community Federal's 401(k) Plan to direct the plan trustee to invest all or a portion of their funds in the plan in the common stock of Citizens Community Bancorp. The Citizens Community Federal Employees' Savings Profit Sharing Plan is referred to in this prospectus supplement as the 401(k) Plan.

         The common stock may be purchased through an additional investment option called the Employer Stock Fund. The interests offered under this prospectus supplement are conditioned on the completion of the reorganization of Citizens Community Federal. Your investment in the Employer Stock Fund in connection with the conversion of Citizens Community Federal is also governed by the purchase priorities contained in Citizens Community Federal's plan of reorganization. The 401(k) Plan permits you, as a participant, to direct the trustee of the Employer Stock Fund to purchase Citizens Community Bancorp common stock with amounts in the 401(k) Plan attributable to your accounts. This prospectus supplement relates solely to the initial election of a participant to direct the purchase of Citizens Community Bancorp common stock in the reorganization and not to any future purchases under the 401(k) Plan or otherwise.

         The prospectus dated ___________________, 2004 of Citizens Community Bancorp, which is being delivered with this prospectus supplement, includes detailed information with respect to Citizens Community Bancorp, the reorganization, Citizens Community Bancorp common stock and the financial condition, results of operations and business of Citizens Community Federal. This prospectus supplement, which provides detailed information with respect to the 401(k) Plan, should be read only in conjunction with the prospectus.

______________________________

For a discussion of certain factors that you should consider before investing,
See "Restrictions on Resale" at page 14 in this prospectus supplement
And "Risk Factors" beginning on page ___ in the prospectus.

______________________________

         The securities offered hereby are not deposits or accounts and are not federally insured or guaranteed.

         The securities offered hereby have not been approved or disapproved by the Securities and Exchange Commission, the Office of Thrift Supervision, or any state securities commission or agency, nor have these agencies passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is ___________________, 2004.

         This prospectus supplement contains information you should consider when making your investment decision. You should rely only on the information provided in this prospectus supplement. Citizens Community Bancorp has not authorized anyone else to provide you with different information. Citizens Community Bancorp is not making an offer of its common stock in any state where an offer is not permitted. The information in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of Citizens Community Bancorp common stock.

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TABLE OF CONTENTS

THE OFFERING	1
Election to Purchase Citizens Community Bancorp Common Stock in the Reorganization	1
Securities Offered	1
Method of Directing Transfer	1
Time for Directing Transfer	2
Irrevocability of Transfer Direction	2
Subsequent Elections	2
Purchase Price of Citizens Community Bancorp Common Stock	2
Nature of a Participant's Interest in Citizens Community Bancorp Common Stock	2
Voting and Tender Rights of Citizens Community Bancorp Common Stock	2

DESCRIPTION OF THE 401(k) PLAN	3
Introduction	3
Eligibility and Participation	3
Contributions Under the 401(k) Plan	3
Limitations on Contributions	4
Investment of Contributions	5
Financial Data	10
Administration of the 401(k) Plan	11
Benefits Under the 401(k) Plan	11
Withdrawals and Distributions from the 401(k) Plan	12
Reports to 401(k) Plan Participants	12
Amendment and Termination	12
Federal Income Tax Consequences	12
ERISA and Other Qualifications	14
Restrictions on Resale	14
Securities and Exchange Commission Reporting and Short-Swing Profit Liability	14

LEGAL OPINIONS	15

ELECTION FORM	A-1

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THE OFFERING

Election to Purchase Citizens Community Bancorp Common Stock in the Reorganization

         In connection with Citizens Community Federal's reorganization, the 401(k) Plan will permit each participant to direct that all or part of the funds in his or her accounts under the 401(k) Plan be transferred to the Employer Stock Fund and used to purchase Citizens Community Bancorp common stock in the reorganization. The trustee of the Employer Stock Fund will follow the participants' directions and exercise subscription rights to purchase the common stock in the reorganization to the extent provided in our plan of reorganization. Funds in the 401(k) Plan that you do not want to be used to purchase Citizens Community Bancorp common stock will remain invested in accordance with your investment instructions in effect at the time.

         Respective purchases by the 401(k) Plan in the reorganization will be counted as purchases by the individual participants at whose election they are made, and will be subject to the purchase limitations applicable to the individual, rather than being counted in determining the maximum amount that Citizens Community Bancorp's tax-qualified employee plans (as defined in the prospectus) may purchase in the aggregate. See "The Reorganization - Subscription Offering" in the prospectus.

         All plan participants are eligible to direct a transfer of funds to the Employer Stock Fund. However, these directions are subject to the purchase priorities in the plan of reorganization of Citizens Community Federal. Your order will be filled based on your status as an eligible account holder or supplemental eligible account holder in the reorganization. An eligible account holder is a depositor whose deposit account(s) totaled $50.00 or more on December 31, 2003. A supplemental eligible account holder is a depositor whose deposit account(s) totaled $50.00 or more on December 31, 2003. If you fall into one of the above subscription offering categories, you have subscription rights to purchase shares of Citizens Community Bancorp common stock in the subscription offering and you may use funds in the 401(k) Plan account to pay for the shares of Citizens Community Bancorp common stock that you are eligible to purchase.

         If we receive subscriptions for more shares than are to be sold in the offering, shares will be allocated to subscribers in the order of the priorities established in Citizens Community Federal's plan of reorganization under a formula outlined within the plan of reorganization. In that case, as a result of the allocation, the trustee for the 401(k) Plan may not be able to purchase all of the common stock you requested in the reorganization. The trustee would purchase in the reorganization as many shares as it is able and would pro-rate those shares to each participant's account based on the purchase priorities contained in Citizens Community Federal's plan of reorganization and outlined above.

Securities Offered

         The securities offered in connection with this prospectus supplement are participation interests in the 401(k) Plan. Up to 851,000 shares are being offered of our common stock which may be acquired by the 401(k) Plan trustee for the accounts of employees participating in the 401(k) Plan. Citizens Community Bancorp is the issuer of the common stock and only the employees of Citizens Community Bancorp and Citizens Community Federal may participate in the 401(k) Plan. Information relating to the 401(k) Plan is contained in this prospectus supplement and information relating to Citizens Community Bancorp, the reorganization and the financial condition, results of operations and business of Citizens Community Federal is contained in the prospectus delivered with this prospectus supplement. The address of our principal executive office is 2174 Eastridge Center, Eau Claire, Wisconsin 54701, and our telephone number is (715) 836-9994. As of December 31, 2003, the market value of the assets of the 401(k) Plan equaled approximately $ 1,230,713.56. The plan administrator has informed each participant of the value of his or her beneficial interest in the 401(k) Plan. The value of 401(k) Plan assets represents past contributions to the 401(k) Plan on your behalf, plus or minus earnings or losses on the contributions, less previous withdrawals.

Method of Directing Transfer

         Included with this prospectus supplement is an election and investment form. If you wish to direct some or all of your beneficial interest in the assets of the 401(k) Plan into the Employer Stock Fund to purchase Citizens

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Community Bancorp common stock in the reorganization, you should indicate that decision by checking the appropriate box of the election form and completing this part of the election form. If you do not wish to make an election at this time, you do not need to take any action.

Time for Directing Transfer

         The deadline for submitting a direction to transfer amounts to the Employer Stock Fund in order to purchase Citizens Community Bancorp common stock in the reorganization is _______________, 2004, unless extended. Your completed election form must be returned to the Stock Information Center, 2174 Eastridge Center, Eau Claire, Wisconsin 54701, by 12:00 Noon, Eau Claire, Wisconsin time on that date.

Irrevocability of Transfer Direction

         Once received in proper form, your executed election form may not be modified, amended or revoked without our consent unless the reorganization has not been completed within 45 days after the end of the subscription and community offering. See also "Investment of Contributions - Citizens Community Bancorp Common Stock Investment Election Procedures" below.

Subsequent Elections

         After the offering, you will continue to be able to direct the investment of past balances and current contributions in the investment options available under the 401(k) Plan, including the Employer Stock Fund (the percentage invested in any option must be a whole percent). The allocation of your interest in the various investment options offered under the 401(k) Plan may be changed daily. Special restrictions may apply to transfers directed to or from the Employer Stock Fund by those participants who are our executive officers and principal shareholders and are subject to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended. In addition, executive officers of Citizens Community Bancorp and Citizens Community Federal will not be able to transfer their initial investment out of the Employer Stock Fund for a period of one year following consummation of the reorganization.

Purchase Price of Citizens Community Bancorp Common Stock

         The funds transferred to the Employer Stock Fund for the purchase of Citizens Community Bancorp common stock in the reorganization will be used by the trustee to purchase shares of the common stock. The price paid for the shares of Citizens Community Bancorp common stock will be $10.00 per share, the same price as is paid by all other persons who purchase our common stock in the reorganization.

Nature of a Participant's Interest in Citizens Community Bancorp Common Stock

         Citizens Community Bancorp common stock will be held in the name of the trustee of the Employer Stock Fund, in its capacity as trustee. Because the 401(k) Plan actually purchases the shares, you will acquire a "participation interest" in the shares and not own the shares directly. The trustee will maintain individual accounts reflecting each participant's individual interest in the Employer Stock Fund.

Voting and Tender Rights of Citizens Community Bancorp Common Stock

         The plan administrator generally will exercise voting rights attributable to all of the common stock held by the Employer Stock Fund. With respect to matters involving tender offers for Citizens Community Bank, the plan administrator will vote shares allocated to participants in the 401(k) Plan, as directed by participants with interests in the Employer Stock Fund. The trustee will provide to you voting instruction rights reflecting your proportional interest in the Employer Stock Fund. The number of shares of common stock held in the Employer Stock Fund that the trustee votes in the affirmative and negative on each matter will be proportionate to the voting instructions given by the participants. Where no voting or tender offer instructions are given by the participant, the shares shall be voted or tendered in the manner directed by the plan administrator.

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DESCRIPTION OF THE 401(k) PLAN

Introduction

         The 401(k) Plan was adopted by Citizens Community Federal and is formally named the "Citizens Community Federal 401(k) Profit Sharing Plan. This profit sharing plan contains a cash-or-deferred feature described at Section 401(k) of the Internal Revenue Code of 1986, as amended, to encourage employee savings and to allow eligible employees to supplement their income upon retirement.

         Reference to Full Text of 401(k) Plan. The following statements are summaries of certain provisions of the 401(k) Plan. They are not meant to be a complete description of these provisions and are qualified in their entirety by the full text of the 401(k) Plan. Copies of the 401(k) Plan are available to all employees. You should submit your request to the plan administrator, Citizens Community Federal, 2174 Eastridge Center, Eau Claire, Wisconsin 54701. We encourage you to read carefully the full text of the 401(k) Plan to understand your rights and obligations under the plan.

         Tax and Securities Laws. Participants should consult with legal counsel regarding the tax and securities laws implications of participation in the 401(k) Plan. Any officers or beneficial owners of more than 10% of the outstanding shares of common stock should consider the applicability of Sections 16(a) and 16(b) of the Securities Exchange Act of 1934, as amended, to his or her participation in the 401(k) Plan. See "Securities and Exchange Commission Reporting and Short Swing Profit Liability" on page ___ of this prospectus supplement.

Eligibility and Participation

         All employees of Citizens Community Federal who have attained the age of 21are immediately eligible to participate in the cash or deferred portion (i.e., that portion of the Plan under which 401(k) deferrals are made). All employees of Citizens Community Federal who have attained the age of 21 and who have completed at one Year of Service are eligible to participate in the profit sharing and matching contribution portions of the 401(k) Plan, as of the next following January 1 or July 1. As of December 31, 2003, there were approximately 103 employees eligible to participate in the cash or deferred portion of the 401(k) Plan, and 47 employees had elected to participate in the cash or deferred portion of the 401(k) Plan.

Contributions Under the 401(k) Plan

         401(k) Contributions. The 401(k) Plan permits each participant to defer receipt of amounts ranging from 2% to 100% of their annual compensation, not to exceed $13,000 (for 2004), and to have that compensation contributed to the 401(k) Plan. Generally, the plan describes a participant's annual compensation as total compensation while the employee is a participant, less certain fringe benefits. However, no more than $205,000 of compensation may be taken into account for purposes of determining 401(k) contributions (and matching contributions ) for 2004. You may modify the rate of your future 401(k) contributions by filing a new deferral agreement with the plan administrator. Modifications to your rate of 401(k) contributions may take effect at the beginning of each payroll period.

         Catch-Up 401(k) Contributions. The 401(k) Plan permits each participant who has attained age 50 to defer up to an additional $3,000 (for 2004) into the 401(k) Plan. Catch-up 401(k) contributions are not subject to any limitations other than the $3,000 dollar limitation.

         Matching Contributions. The 401(k) Plan currently provides for matching contributions to the 401(k) Plan equal to 150% on the first 2% of the participant's 401(k) deferrals for the year (i.e., a 3% maximum matching contribution). To be eligible for a matching contribution in any year, you must be actively employed with Citizens Community Federal or Citizens Community Bancorp or an affiliate on the last day of the Plan Year, and have completed at least 1,000 Hours of Service during the Plan Year (unless you have attained age 65, in which case these allocation conditions do not apply). Citizens Community Federal may amend the amount of matching contributions it will make at any time, by an amendment to the 401(k) Plan.

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         Profit Sharing Contributions. The 401(k) Plan currently permits Citizens Community Federal to make discretionary profit sharing contributions to the Plan. To be eligible for a profit sharing contribution in any year, you must be actively employed with Citizens Community Federal or Citizens Community Bancorp on the last day of the Plan Year, and have completed at least 1,000 Hours of Service during the Plan Year (unless you have attained age 65, in which case these allocation conditions do not apply). Profit sharing contributions are allocated on an "integrated" basis. Generally, this means that eligible participants who earn more than 80 percent of the maximum Social Security taxable wage base (which taxable wage base is $87,900 for 2004), rounded to the next highest $100, will be allocated a greater share of the profit sharing contribution than he would receive if the contribution were allocated pro rata based on compensation.

         Rollover Contributions. You may also rollover or directly transfer accounts from another qualified plan or an IRA, provided the rollover or direct transfer complies with applicable law. If you want to make a rollover contribution or direct transfer, you should contact the plan administrator.

Limitations on Contributions

         Limitations on 401(k) Contributions. Although the 401(k) Plan allows you to defer receipt of up to 100% of your compensation each year as a 401(k) contribution, federal law limits your total 401(k) contributions under the 401(k) Plan, and any similar plans, to $13,000 for 2004. This annual limitation will increase by $1,000 for each subsequent year until 2006, when the annual deferral limit will be $15,000. 401(k) contributions in excess of this limitation are considered excess deferrals, and will be included in an affected participant's gross income for federal income tax purposes in the year the 401(k) contribution is made. In addition, any excess deferral will again be subject to federal income tax when distributed by the 401(k) Plan to the participant, unless the excess deferral, together with any income earned on the excess deferral, is distributed to the participant not later than the first April 15th following the close of the taxable year in which the excess deferral is made. Any income on the excess deferral that is distributed not later than such date shall be treated, for federal income tax purposes, as earned and received by the participant in the taxable year in which the distribution is made.

          Limitations on Annual Additions and Benefits. Pursuant to the requirements of the Internal Revenue Code, the 401(k) Plan provides that the total amount of all contributions and forfeitures (annual additions) allocated to participants during any plan year may not exceed the lesser of 100% of the participant's compensation for the plan year, or $41,000. The $41,000 limit will be increased from time to time to reflect increases in the cost of living. Annual additions for this purpose generally include 401(k) deferrals, matching contributions and employer contributions to any other qualified plan. Annual additions do not include rollover contributions.

          Limitation on 401(k) and Matching Contributions for Highly Compensated Employees. Sections 401(k) and 401(m) of the Internal Revenue Code limit the amount of 401(k) contributions and matching contributions that may be made to the 401(k) Plan in any plan year on behalf of highly compensated employees (defined below) in relation to the amount of 401(k) contributions and matching contributions made by or on behalf of all other employees eligible to participate in the 401(k) Plan. Specifically, the percentage of 401(k) contributions made on behalf of a participant who is a highly compensated employee shall be limited so that the average actual deferral percentage for the group of highly compensated employees for the current plan year does not exceed the greater of (i) the average actual deferral percentage for the group of eligible employees who are non-highly compensated employees for the current plan year multiplied by 1.25; or (ii) the average actual deferral percentage for the group of eligible employees who are non-highly compensated employees for the current plan year, multiplied by two (2); provided that the difference in the average actual deferral percentage for eligible non-highly compensated employees does not exceed 2%. Similar discrimination rules apply to matching contributions.

         In general, a highly compensated employee includes any employee who was a 5% owner of the employer at any time during the year or preceding year or had compensation for the preceding year in excess of $90,000. The dollar amount in the foregoing sentence is for 2004. This amount is adjusted annually to reflect increases in the cost of living.

         Contributions allocated to highly compensated employees that exceed the average deferral limitation in any plan year are referred to as excess contributions. In order to prevent the disqualification of the 401(k) Plan, any excess 401(k) contributions, together with any income earned on these excess contributions, must be distributed to

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the highly compensated employees before the close of the following plan year. However, the employer will be subject to a 10% excise tax on any excess contributions unless the excess contributions, together with any income earned on these excess contributions, are distributed before the close of the first 2-1/2 months following the plan year to which the excess contributions relate. Matching contributions that relate to the returned deferral contributions will be forfeited (if not vested) or distributed (if vested) at the same time as the excess deferral contributions are returned to you. Regarding matching contributions that do not satisfy the limitation tests described above, in order to prevent the disqualification of the 401(k) Plan, any excess matching contributions, together with any income earned on these excess contributions, must be distributed to the highly compensated employees before the close of the following plan year. Excess matching contributions, plus income allocable thereto, will be forfeited (if not vested) or distributed (if vested). There are specific rules for determining which highly compensated employees will be affected by the excess contribution return rules, and the amount of excess 401(k) contributions and matching contributions that must be returned to the affected employees.

         Deduction Limits. Matching and profit sharing contributions are subject to and limited by Internal Revenue Code deduction rules. Contributions will not be made to the extent they would be considered nondeductible. 401(k) contributions are neither subject to nor limited by the Internal Revenue Code deduction rules.

          Top-Heavy Plan Requirements. If for any plan year the 401(k) Plan is a top-heavy plan, then minimum contributions may be required to be made to the 401(k) Plan on behalf of non-key employees. Contributions otherwise being made under the Plan may apply to satisfy these requirements.

         In general, the 401(k) Plan will be regarded as a "top-heavy plan" for any plan year if, as of the last day of the preceding plan year, the aggregate balance of the accounts of participants who are key employees exceeds 60% of the aggregate balance of the accounts of all participants. Key employees generally include any employee who, at any time during the plan year, is (1) an officer of Citizens Community Bancorp or its subsidiaries having annual compensation in excess of $130,000 who is in an officer in an administrative or policy-making capacity, (2) a 5% owner of Citizens Community Bancorp, i.e., owns directly or indirectly more than 5% of the stock of Citizens Community Bancorp, or stock possessing more than 5% of the total combined voting power of all stock of Citizens Community Bancorp, or (3) a 1% owner of Citizens Community Bancorp having annual compensation in excess of $150,000. The $130,000 dollar amount (but not the $150,000 amount) in the foregoing sentence are for 2004, and will adjusted in the future for cost of living increases.

Investment of Contributions

         Investment Options. All amounts credited to participants' accounts under the 401(k) Plan are held in trust. The trust is administered by a trustee appointed by Citizens Community Federal's board of directors.

         You must instruct the trustee as to how funds held in your account are to be invested. In addition to the Employer Stock Fund, participants may elect to instruct the trustee to invest such funds in any or all of the following investment options:

-	Manulife Lifestyle Fund - Conservative Portfolio - seeks a high level of current income with some consideration given to growth of capital by investing approximately 80% of the fund's assets in funds that invest primarily in fixed-income securities and 20% of its assets in funds that invest primarily in equity securities.

-	Manulife Lifestyle Fund - Moderate Portfolio - seeks a balance between a high level of current income and the growth of capital, with a greater emphasis on income by investing approximately 60% of the fund's assets in funds that invest primarily in fixed-income securities and 40% of its assets in funds that invest primarily in equity securities.

-	Manulife Lifestyle Fund - Balanced Portfolio - seeks a balance between a high level of current income and the growth of capital, with a greater emphasis on growth of capital by investing approximately 40% of the fund's assets in funds that invest primarily in fixed-income securities and 60% of its assets in funds that invest primarily in equity securities.

-	Manulife Lifestyle Fund - Growth Portfolio - seeks to achieve long-term growth of capital by investing approximately 80% of the fund's assets in funds that invest primarily in equity securities and 20% of its assets in funds that invest primarily in fixed-income securities.

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-	Manulife Lifestyle Fund - Aggressive Portfolio - seeks to achieve long-term growth of capital by investing 100% of the fund's assets in funds that invest primarily in equity securities.
-	Manulife Guaranteed Interest Accounts - seeks to achieve income consistent with the preservation of principal, primarily through investments in federal and other government bonds, corporate bonds and commercial mortgages.

-	Manulife Money Market Fund - seeks to achieve maximum current income consistent with the preservation of capital and liquidity by investing in high-quality, U.S. dollar-denominated money market instruments, with maturities of 397 days or less, issued primarily by U.S. investors.

-	MFC Short-Term Federal Fund - seeks to achieve a high level of interest income and preservation of capital by investing in short-term bonds issued by U.S. government agencies.
-	MFC PIMCO Total Return Fund - seeks to achieve maximum total return, consistent with preservation of capital and prudent investment management, by investing primarily in a diversified portfolio of fixed-income securities of varying maturities.

-	MFC PIMCO Foreign Bond Fund - seeks to achieve maximum total return, consistent with preservation of capital and prudent investment management, by investing primarily in a intermediate hedged non-U.S. fixed-income securities of varying maturities.

-	MFC Salomon Brothers High Yield Bond Fund - seeks to achieve an above-average total return over a market cycle of three to five years, consistent with reasonable risk. The portfolio invests, under normal market conditions, at least 80% of the portfolio's net assets in high yield securities, including corporate bonds, preferred stocks, U.S. Government Securities, mortgage backed securities, loan assignments or participations and convertible securities which have a Moody's rating of Ba through C or a Standard and Poor's rating of BB through D.

-	MFC T. Rowe Price Spectrum Income Fund - seeks to achieve a high level of current income with moderate share price fluctuation, this fund invests primarily in a diversified group of five underlying T. Row Price Associates, Inc. domestic bond funds, two foreign bond funds, a money-market fund and one income-oriented stock fund.

-	Manulife Balanced Fund - seeks to achieve intermediate and long-term growth through capital appreciation, with income as a secondary consideration, by investing in both debt and equity securities.
-	Manulife Equity Income Fund - seeks to achieve a relatively high current income and growth of income, with capital appreciation as a secondary goal. The manager will invest primarily in high-yielding, income producing common stocks and preferred stocks.

-	MFC T. Rowe Price Equity Income Fund - seeks to provide substantial dividend income and long-term capital appreciation by investing primarily in common stocks of well-established companies. The portfolio will normally invest in companies that are paying above-average dividends. T. Rowe Price Associates, Inc. seeks to select stocks that appear to be temporarily undervalued or out of favor, but that have good prospects for capital appreciation.

-	MFC Davis New York Venture Fund - seeks to achieve growth of capital by investing primarily in common stocks of U.S. companies with market capitalization of at least $10 billion.

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-	500 Index Fund - seeks to achieve the approximate aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Index.
-	MFC Mutual Beacon Fund - seeks to achieve capital appreciation, which may occasionally be short-term, by investing in U.S. and foreign equity securities of companies that the managers believe are undervalued.

-	MFC Weitz Partners Value Fund - seeks to achieve capital appreciation by investing in common stocks and securities convertible into common stocks such as rights, warrants, convertible preferred stocks and convertible bonds. The portfolio seeks securities that are believed to be undervalued in the market place.

-	MFC Fidelity Advisor Dividend Growth Fund - seeks to achieve capital appreciation by investing primarily in common stocks. The portfolio will seek to invest in growth as well as value stocks of both U.S. and foreign companies.

-	MFC Franklin Balance Sheet Investment Fund - seeks to achieve high total return through both capital appreciation and income. The portfolio will invest primarily in equity securities of small capitalization companies that they believe are undervalued.

-	MFC Mutual Discovery Fund - seeks to achieve capital appreciation, which may occasionally be short-term, by investing in U.S. and foreign equity securities of companies that the managers believe are undervalued.

-	MFC Lord Abbett Mid Cap Value Fund - seeks to achieve capital appreciation by investing primarily in equity securities that Lord, Abbett & Co. LLC believes to be undervalued in the marketplace. Normally, at least 65% of the portfolio's total assets will consist of investments in mid-sized companies.

-	MFC Domini Social Equity Fund - seeks to achieve long-term total return that matches the performance of the Domini 400 Social IndexSM, an index comprised of stock selected according to social and environmental criteria. The Index is composed primarily of large-capitalization U.S. companies.

-	MFC MFS Strategic Value Fund - seeks to achieve capital appreciation. The portfolio invests, under normal market conditions, at least 65% of its net assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of companies which MFS Investment Management believes are undervalued in the market relative to their long-term potential.

-	MFC T. Rowe Price Blue Chip Growth Fund - seeks to achieve long-term growth of capital by investing primarily in the common stocks of large- and medium sized blue chip growth companies. Current income is a secondary objective.

-	Manulife Capital Growth Stock Fund - seeks to achieve intermediate- and long-term growth through capital appreciation and current income. The Fund invests in common stocks and other equity securities of well-established companies with promising prospects for providing an above-average rate of return.

-	MFC Morgan Stanley Institutional Equity Growth Fund - seeks to achieve long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies.
-	MFC Excelsior Value & Restructuring Fund - seeks to achieve long-term capital appreciation by investing in companies that the manager believes will benefit from restructuring or redeployment of assets and operations in order to become more competitive or profitable.

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-	MFC Fidelity Contra Fund - seeks to achieve capital appreciation by investing primarily in common stocks. The portfolio seeks to invest in growth as well as value stocks of both U.S. and foreign companies.

-	MFC Fidelity Advisor Large Cap Fund - seeks to achieve long-term growth of capital by investing primarily in common stocks of companies with large market capitalizations.
-	Manulife Growth Plus Stock Fund - seeks to achieve long-term capital growth by investing in equity securities of U.S. companies with high growth potential. The Fund may invest in large, mid and small sized companies, though large capitalization companies will generally form the greatest component.

-	MFC Putnam Global Equity Fund - seeks to achieve long-term capital appreciation by investing primarily in equity securities of companies in at least three different countries, including the United States, that have stock prices that Putnam Investment Management, LLC (Putnam) believes are undervalued. The portfolio emphasizes mid- and large-capitalization companies.

-	Quantitative Mid Cap Fund - seeks to achieve long-term capital growth by investing primarily in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants. The portfolio may also invest up to 20% in large-cap stocks.

-	MFC Templeton Foreign Fund - seeks to achieve long-term growth of capital by investing primarily in equity securities of companies located outside the United States, including emerging markets.
-	MFC Fidelity Advisor Overseas Fund - seeks to achieve growth of capital, by investing primarily in foreign securities. The portfolio expects to invest primarily in common stocks. The portfolio may also invest in securities of U.S. companies.

-	MFC Scudder International Select Equity Fund - seeks to achieve long-term growth of capital by investing primarily in stocks and other securities with equity characteristics of companies located in the developed countries that make up the MSCI EAFE® Index.

-	MFC AIM Constellation Fund - seeks to achieve long-term capital appreciation by investing principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

-	MFC Energy Fund - seeks to achieve long-term capital appreciation by investing at least 80% of its assets in the common stocks of companies engaged in energy-related activities.
-	MFC Janus Twenty Fund - seeks to achieve long-term growth of capital by investing primarily in common stocks selected for their growth potential.
-	MFC Scudder Mid Cap Fund - seeks to achieve long-term growth of capital by investing primarily in equity securities of companies with significant growth potential, with an emphasis on medium-sized companies.

-	MFC Franklin Small-Mid Cap Growth Fund - seeks to achieve long-term growth of capital by investing primarily in the common stocks of small- and medium-sized companies.
-	MFC AIM Aggressive Growth Fund - seeks to achieve long-term capital appreciation by investing primarily in common stocks, convertible bonds, convertible preferred stocks and warrants of companies that AIM Investments expects to achieve earnings growth, over time, in excess of 15% per year. Many of these companies are small- and medium-sized.

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-	MFC AIM Small Cap Growth Fund - seeks to achieve long-term growth of capital by investing in U.S. small-cap companies that exhibit earnings growth and earnings momentum.
-	Manulife Emerging Growth Stock Fund - seeks to achieve maximum long-term capital growth, by investing in a broadly diversified portfolio of stocks of small- to medium-sized emerging growth companies.
-	MFC Templeton Developing Markets Fund - seeks to achieve long-term capital appreciation by investing in equity securities of developing or emerging market issuers. The fund will normally invest in at least three developing or emerging market countries.

-	MFC T. Rowe Price Science & Technology Fund - seeks to achieve long-term growth of capital by investing primarily in the common stocks of companies expected to benefit from the development, advancement and use of science and technology.

         A brief description of the Employer Stock Fund is set forth below. For descriptions of these other investment options available to 401(k) Plan participants, you may request a prospectus for each of the investment options from the plan administrator. If no investment direction is given, all contributions to a participant's account will be invested in the Money Market Fund.

         The investment in Citizens Community Bancorp common stock involves certain risks. No assurance can be given that shares of Citizens Community Bancorp common stock purchased pursuant to the 401(k) Plan will thereafter be able to be sold at a price equal to or in excess of the purchase price. See also "Risk Factors" in the prospectus.

         Citizens Community Bancorp Common Stock Investment Election Procedures. You may instruct the trustee to purchase Citizens Community Bancorp common stock by redirecting funds from your existing accounts into the Employer Stock Fund by filing an election form with the plan administrator on or prior to the election deadline. The total amount of funds redirected into the Employer Stock Fund must represent whole share amounts (i.e., must be divisible by the $10.00 per share purchase price) and must be allocated in 1% increments from investment options containing the participant's 401(k) Plan funds. When you instruct the trustee to redirect the funds in your existing accounts into the Employer Stock Fund in order to purchase Citizens Community Bancorp common stock, the trustee will liquidate funds from the appropriate investment option(s) and apply such redirected funds as requested, in order to effect the new allocation.

         For example, you may fund an election to purchase 100 shares of Citizens Community Bancorp common stock by redirecting the aggregate purchase price of $1,000 for the shares from the following investment options (provided the necessary funds are available in such Investment Options): (i) 10% from the Money Market Fund, (ii) 30% from the S&P 500 Stock Fund, and (iii) 60% from the S&P MidCap Stock Fund. In such case, the trustee would liquidate $100 of the participant's funds from the Money Market Fund, $300 from funds in the S&P 500 Stock Fund and $600 from funds in the S&P MidCap Stock Fund to raise the $1,000 aggregate purchase price. If your instructions cannot be fulfilled because you do not have the required funds in one or more of the investment options to purchase the shares of Citizens Community Bancorp common stock subscribed for, you will be required to file a revised election form with the plan administrator by the election deadline. Once received in proper form, an executed election form may not be modified, amended or rescinded without our consent unless the reorganization has not been completed within 45 days after the end of the subscription and community offering.

         Adjusting Your Investment Strategy. Until changed in accordance with the terms of the 401(k) Plan, future allocations of your contributions would remain unaffected by the election to purchase Citizens Community Bancorp common stock through the 401(k) Plan in the reorganization. You may modify a prior investment allocation election or request the transfer of funds to another investment vehicle by filing a written notice, with such modification or request taking effect after the valuation of accounts, which occurs daily. After the reorganization, modifications and fund transfers relating to the Employer Stock Fund will be permitted on a daily basis.

         Valuation of Accounts. The 401(k) Plan uses a unit system for valuing each investment fund. Under this system your share in any investment fund is represented by units. The unit value is determined as of the close of

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business each regular business day. The total dollar value of your share in any investment fund as of any valuation date is determined by multiplying the number of units held by you by the unit value of the fund on that date. The sum of the values of the funds you select represents the total value of your 401(k) Plan account.

Financial Data

         Employer Contributions. For the year ended December 31, 2003, we made matching contributions totaling approximately $ 52,258.38 into the 401(k) Plan. We made no profit sharing contributions to the 401(k) Plan for the fiscal year ended December 31, 2003.

         If we adopt other stock-based benefit plans, such as an employee stock ownership plan or a restricted stock plan, then we may decide to reduce our matching contribution and/or our discretionary contribution under the 401(k) Plan in order to reduce overall expenses. We are currently planning to adopt an employee stock ownership plan. If we adopt a restricted stock plan, the plan would not be submitted for stockholder approval for at least six months following completion of the reorganization.

         Performance of Citizens Community Bancorp Common Stock. As of the date of this prospectus supplement, no shares of Citizens Community Bancorp common stock have been issued or are outstanding and there is no established market for our common stock. Accordingly, there is no record of the historical performance of Citizens Community Bancorp common stock.

         Performance of Investment Options. The following table provides performance data with respect to the investment options available under the 401(k) Plan, based on information provided to Citizens Community Bancorp by The Pentegra Group.

         The information set forth below with respect to the investment options has been reproduced from materials supplied by Manulife Financial, which administers the 401(k) Plan and is responsible for providing investment alternatives under the Plan other the Employer Stock Fund. Citizens Community Federal and Citizens Community Bancorp take no responsibility for the accuracy of such information.

         Additional information regarding the investment options may be available from Manulife Financial or Citizens Community Federal. Participants should review any available additional information regarding these investments before making an investment decision under the 401(k) Plan.

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         The total percentage return for the prior three years is provided for each of the following funds.

NET INVESTMENT PERFORMANCE

	For the Twelve-Month Period Ended December 31,
	2003	2002	2001
	10.77%	1.26%	2.27%
Manulife Lifestyle Fund - Moderate Portfolio	15.90	-1.74	-5.16
Manulife Lifestyle Fund - Balanced Portfolio	20.75	-6.23	-11.93
Manulife Lifestyle Fund - Growth Portfolio	22.35	-10.24	-21.05
Manulife Lifestyle Fund - Aggressive Portfolio	23.69	-14.46	-26.62
Manulife Money Market Accounts	.58	1.49	4.80
MFC Short-Term Federal Fund	2.19	6.54	11.42
MFC PIMCO Total Return Fund	6.79	7.26	13.82
MFC PIMCO Foreign Bond Fund	5.67	6.12	N/A
MFC Salomon Brothers High Yield Bond Fund	27.00	N/A	N/A
MFC T. Rowe Price Spectrum Income Fund	14.16	3.70	5.64
Manulife Balanced Fund	13.70	-14.97	-18.03
Manulife Equity Income Fund	27.51	-15.13	-10.87
MFC T. Rowe Price Equity Income Fund	20.33	N/A	N/A
MFC Davis New York Venture Fund	22.77	-13.85	-19.01
500 Index Fund	23.28	-21.02	-27.04
MFC Mutual Beacon Fund	17.67	-8.57	3.46
MFC Weitz Partners Value Fund	25.41	-20.89	2.33
MFC Fidelity Advisor Dividend Growth Fund	22.52	-19.91	-12.56
MFC Franklin Balance Sheet Investment Fund	18.45	4.04	9.85
MFC Mutual Discovery Fund	17.32	-5.63	-2.14
MFC Lord Abbett Mid Cap Value Fund	18.55	-3.77	9.04
MFC Domini Social Equity Fund	24.43	-20.00	-27.49
MFC MFS Strategic Value Fund	27.05	N/A	N/A
MFC T. Rowe Price Blue Chip Growth Fund	25.06	-20.25	-32.06
Manulife Capital Growth Stock Fund	N/A	-25.58	-36.08
MFC Morgan Stanley Institutional Equity Growth Fund	21.17	-23.26	-36.32
MFC Excelsior Value & Restructuring Fund	31.92	-17.07	-16.44
MFC Fidelity Contra Fund	15.74	-5.15	-23.78
MFC Fidelity Advisor Large Cap Fund	18.52	-19.33	-35.07
Manulife Growth Plus Stock Fund	N/A	-19.32	N/A
MFC Putnam Global Equity Fund	22.88	-17.34	-32.20
Quantitative Mid Cap Fund	23.53	-14.38	-31.59
MFC Templeton Foreign Fund	22.53	-3.09	-12.64
MFC Fidelity Advisor Overseas Fund	28.17	-15.34	-33.12
MFC Scudder International Select Equity Fund	21.93	N/A	N/A
MFC AIM Constellation Fund	21.91	-15.38	-49.76
MFC Energy Fund	23.05	2.37	N/A
MFC Janus Twenty Fund	N/A	-19.57	-51.90
MFC Scudder Mid Cap Fund	22.97	N/A	N/A
MFC Franklin Small-Mid Cap Growth Fund	32.78	-19.96	-49.93
MFC AIM Aggressive Growth Fund	19.34	-15.70	-46.15
MFC AIM Small Cap Growth Fund	31.48	N/A	N/A
Manulife Emerging Growth Stock Fund	N/A	-14.97	-36.94
MFC Templeton Developing Markets Fund	39.67	6.53	-24.06
MFC T. Rowe Price Science & Technology	58.60	-33.07	-30.64

         Each participant should note that past performance is not necessarily an indicator of future results.

Administration of the 401(k) Plan

         Trustees. The trustee is appointed by the board of directors of Citizens Community Federal to serve at its pleasure. Currently, Citizens Community Federal is the trustee for all funds except the Employer Stock Fund. Upon the conclusion of the common stock offering by Citizens Community Bancorp, Citizens Community Federal will also serve as the trustee of the Employer Stock Fund.

         The trustee receives and holds the contributions to the 401(k) Plan in trust and distributes them to participants and beneficiaries in accordance with the provisions of the 401(k) Plan. The trustee is responsible for following participant direction, effectuating the investment of the assets of the trust in Citizens Community Bancorp common stock and the other investment options.

Benefits Under the 401(k) Plan

         Plan Benefits. Your 401(k) Plan benefit is based on the value of the vested portion of your 401(k) Plan accounts as of the valuation date next preceding the date of distribution to you.

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         Vesting. You will always have a fully vested (nonforfeitable) interest in your 401(k) contribution account and rollover account. Your matching contribution account and profit sharing contribution account will vest at a rate of 20 percent for each year of service after you complete 3 years of service (that is, 100 percent vested after seven years of service). If the Plan becomes top-heavy, the vesting schedule for your matching contribution account and profit sharing contribution account will vest at a rate of 20 percent for each year of service after you complete 2 years of service (that is, 100 percent vested after six years of service). Generally, a year of service is a plan year (October 1 to September 30) during which you perform at least 1,000 hours of service for Citizens Community Bancorp, Citizens Community Federal or an affiliated employer. You also will become 100 percent vested in your matching contribution account and profit sharing contribution account if you are actively employed on your retirement date, death or disability.

Withdrawals and Distributions from the 401(k) Plan

          Withdrawals Prior to Termination of Employment. You may receive in-service distributions from the 401(k) Plan once you have attained age 65.

          Distribution Upon Retirement or Disability. Upon your retirement or disability, you may elect to receive a lump sum payment or installments from the Plan.

          Distribution Upon Death. If you die prior to your benefits being paid from the 401(k) Plan, your benefits will be paid to your surviving spouse or beneficiary either in a lump sum payment or installments from the 401(K) Plan.

          Distribution Upon Termination for any Other Reason. If you terminate employment for any reason other than retirement, disability or death and your vested 401(k) Plan account balances exceed $5,000, the trustee will make your distribution on your normal retirement date, unless you request otherwise. You may elect to receive your vested 401(k) Plan accounts in a lump sum payment or installments. If your vested account balances do not exceed $5,000, the trustee will generally distribute your benefits to you as soon as administratively practicable in a lump sum following termination of employment.

         Form of Distribution. Distributions from the 401(k) Plan will generally be in the form of cash. However, you have the right to request that your distribution from the Employer Stock Fund be in the form of Citizens Community Bancorp common stock.

          Nonalienation of Benefits. Except with respect to federal income tax withholding and as provided with respect to a qualified domestic relations order, benefits payable under the 401(k) Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, either voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any rights to benefits payable under the 401(k) Plan shall be void.

Reports to 401(k) Plan Participants

         As soon as practicable after the end of each calendar quarter, the plan administrator will furnish to each participant a statement showing (i) balances in the participant's accounts as of the end of that period, (ii) the amount of contributions allocated to his or her accounts for that period, and (iii) the number of units in each of the funds. Participants may also access information regarding their 401(k) Plan Accounts by using internet access made available by Manulife financial.

Amendment and Termination

         We intend to continue to participate in the 401(k) Plan. Nevertheless, we may terminate the 401(k) Plan at any time. If the 401(k) Plan is terminated in whole or in part, then, regardless of other provisions in the 401(k) Plan, each participant affected by the termination shall become fully vested in all of his or her accounts.

Federal Income Tax Consequences

         The following is a brief summary of the material federal income tax aspects of the 401(k) Plan. You should not rely on this summary as a complete or definitive description of the material federal income tax consequences relating to the 401(k) Plan. Statutory provisions change, as do their interpretations, and their application may vary in individual circumstances. Finally, the consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws. Please consult your tax advisor with respect to any distribution from the 401(k) Plan and transactions involving the plan.

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         As a "tax-qualified retirement plan," the Internal Revenue Code affords the 401(k) Plan special tax treatment, including:

a.	the sponsoring employer is allowed an immediate tax deduction for the amount contributed to the plan each year;
b.	participants pay no current income tax on amounts contributed by the employer on their behalf; and
c.	earnings of the Plan are tax-deferred, thereby permitting the tax-free accumulation of income and gains on investments.

         We will administer the 401(k) Plan to comply with the requirements of the Internal Revenue Code as of the applicable effective date of any change in the law.

         Taxation of Distributions. Generally, 401(k) Plan distributions are taxable as ordinary income for federal income tax purposes.

         Common Stock Included in a Lump Sum Distribution. If a lump sum distribution includes common stock, the distribution generally will be taxed in the manner described above, except that the total taxable amount will be reduced by the amount of any net unrealized appreciation with respect to the common stock. Net unrealized appreciation is the excess of the value of the common stock at the time of the distribution over its cost or other basis to the trust. The tax basis of the common stock for purposes of computing gain or loss on its subsequent sale equals the value of the common stock at the time of distribution less the amount of net unrealized appreciation. Any gain on a subsequent sale or other taxable disposition of the common stock up to the amount of net unrealized appreciation at the time of distribution will be considered long-term capital gain regardless of the holding period of the common stock. Any gain on a subsequent sale or other taxable disposition of the common stock in excess of the amount of net unrealized appreciation at the time of distribution will be considered either short-term or long-term capital gain depending upon the length of the holding period of the common stock. The recipient of a distribution may elect to include the amount of any net unrealized appreciation in the total taxable amount of the distribution to the extent allowed by the regulations issued by the Internal Revenue Service.

          Rollovers and Direct Transfers to Another Qualified Plan or to an Individual Retirement Account; Mandatory Tax Withholding. Except as discussed below, you may roll over virtually all distributions from the 401(k) Plan to another tax-favored plan or to a standard individual retirement account without regard to whether the distribution is a lump sum distribution or a partial distribution. You have the right to elect to have the trustee transfer all or any portion of an "eligible rollover distribution" directly to another qualified retirement plan (subject to the provisions of the recipient qualified plan) or to an Individual Retirement Account. If you do not elect to have an "eligible rollover distribution" transferred directly to another qualified plan or to an Individual Retirement Account, the distribution will be subject to a mandatory federal withholding tax equal to 20% of the taxable distribution. Your state may also impose tax withholding on your taxable distribution. An "eligible rollover distribution" means any amount distributed from the plan except: (1) a distribution that is (a) one of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives of you and your designated beneficiary, or (b) for a specified period of ten years or more; (2) any amount required to be distributed under the minimum distribution rules; and (3) any other distributions excepted under applicable federal law. If you elect to rollover or directly transfer common stock, you may not take advantage of the favorable net unrealized appreciation that applies to common stock, discussed above.

          Ten-Year Averaging Rules. Under a special grandfather rule, if you have completed at least five years of participation in the 401(k) Plan before the taxable year in which the distribution is made, and you turned age 50 by 1986, you may elect to have your lump sum distribution taxed using a "ten-year averaging" rule. The election of the special averaging rule applies only to one lump sum distribution you or your beneficiary receive, provided such amount is received on or after you attain age 59-1/2 and you elect to have any other lump sum distribution from a qualified plan received in the same taxable year taxed under the ten-year averaging rule or receive a lump sum distribution on account of your death.

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         Additional Tax on Early Distributions. A participant who receives a distribution from the 401(k) Plan prior to attaining age 59-1/2 will be subject to an additional income tax equal to 10% of the amount of the distribution. The 10% additional income tax will not apply, however, in certain cases, including (but not limited) to distributions rolled over or directly transferred into an IRA or another qualified plan, or the distribution is (i) made to a beneficiary (or to the estate of a participant) on or after the death of the participant, (ii) attributable to the participant's being disabled within the meaning of Section 72(m)(7) of the Internal Revenue Code, (iii) part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his beneficiary, (iv) made to the participant after separation from service under the 401(k) Plan after attainment of age 55, (v) made to pay medical expenses to the extent deductible for federal income tax purposes, (vi) pursuant to a qualified domestic relations order, or (vii) made to effect the distribution of excess contributions or excess deferrals.

          This is a brief description of federal income tax aspects of the 401(k) Plan which are of general application under the Internal Revenue Code. It is not intended to be a complete or definitive description of the federal income tax consequences of participating in or receiving distributions from the 401(k) Plan. Accordingly, you are urged to consult a tax advisor concerning the federal, state and local tax consequences that may be particular to you of participating in and receiving distributions from the 401(k) Plan.

ERISA and Other Qualification

         As noted above, the 401(k) Plan is subject to certain provisions of ERISA, the primary federal law governing retirement plans, and is intended to be a qualified retirement plan under the Internal Revenue Code.

Restrictions on Resale

         Any person receiving shares of Citizens Community Bancorp common stock under the 401(k) Plan who is an "affiliate" of Citizens Community Bancorp or Citizens Community Federal as the term "affiliate" is used in Rules 144 and 405 under the Securities Act of 1933 (e.g., directors, officers and substantial shareholders of Citizens Community Bancorp and Citizens Community Federal) may re-offer or resell such shares only pursuant to a registration statement or, assuming the availability thereof, pursuant to Rule 144 or some other exemption from the registration requirements of the Securities Act of 1933. Any person who may be an "affiliate" of Citizens Community Bancorp may wish to consult with counsel before transferring any Citizens Community Bancorp common stock owned by him or her. In addition, participants are advised to consult with counsel as to the applicability of Section 16 of the Securities Exchange Act of 1934 which may restrict the sale of Citizens Community Bancorp common stock acquired under the 401(k) Plan, or other sales of Citizens Community Bancorp common stock.

Securities and Exchange Commission Reporting and Short-Swing Profit Liability

         Section 16 of the Exchange Act imposes reports and liability requirements on officers, directors and persons beneficially owning more than 10% of public companies such as Citizens Community Bancorp. Section 16(a) of the Exchange Act requires the filing of reports of beneficial ownership. Within ten days of becoming a person subject to the reporting requirements of Section 16(a), a Form 3 reporting initial beneficial ownership must be filed with the Securities and Exchange Commission. Certain changes in beneficial ownership, such as purchases, sales, gifts and participation in savings and retirement plans must be reported periodically, either on a Form 4 within ten days after the end of the month in which a change occurs, or annually on a Form 5 within 45 days after the close of our fiscal year. Participation in the Employer Stock Fund of the 401(k) Plan by our officers, directors and persons beneficially owning more than 10% of the outstanding Citizens Community Bancorp common stock must be reported to the Securities and Exchange Commission at least annually on a Form 4 or Form 5 by such individuals.

         Section 16(b) of the Exchange Act provides for the recovery by us of any profits realized by an officer, director or any person beneficially owning more than 10% of the Citizens Community Bancorp common stock ("Section 16(b) Persons") resulting from the purchase and sale or sale and purchase of Citizens Community Bancorp common stock within any six-month period. The Securities and Exchange Commission rules provide an exemption from the profit recovery provisions of Section 16(b) for certain transactions within an employee benefit plan, such as the 401(k) Plan, provided certain requirements are met. If you are subject to Section 16, you should consult with counsel regarding the applicability of Section 16 to specific transactions involving the 401(k) Plan.

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LEGAL OPINIONS

         The validity of the issuance of Citizens Community Bancorp common stock will be passed upon by Silver, Freedman & Taff, L.L.P., 1700 Wisconsin Avenue, N.W., Washington, D.C. 20007, which firm acted as special counsel for Citizens Community Bancorp and Citizens Community Federal in connection with Citizens Community Federal's reorganization.

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INVESTMENT ELECTION FORM

PARTICIPANT ELECTION TO INVEST IN
CITIZENS COMMUNITY BANCORP COMMON STOCK
("EMPLOYER STOCK FUND")

CITIZENS COMMUNITY FEDERAL
Employee's Savings and Profit Sharing Plan and Trust

If you would like to participate in the offering using amounts currently in your account in Citizens Community Federal's 401(k) Plan, please complete this form and return it to the Stock Information Center, 2174 Eastridge Center, Eau Claire, Wisconsin 54701 by no later than 12:00 Noon, Eau Claire, Wisconsin Time, on _________________________, 2004.

Participant's Name (Please Print):
Address:
	Street	City	State	Zip Code

Social Security Number: _________________________

1.     Background Information

         Citizens Community Bancorp will be issuing shares of common stock, par value $0.01 per share (the "Common Stock"), to certain depositors and the public (the "Offering") in connection with its reorganization.

         Participants in the Citizens Community Federal 401(k) Plan (the "Plan") are being given an opportunity to direct the trustee of the Plan (the "Trustee") to purchase Common Stock in the Offering with amounts currently in their Plan account. (Employees who would like to directly purchase shares of Common Stock in the offering with funds other than amounts currently in their Plan account may do so by completing the order form that accompanies the prospectus.) In connection therewith, a new investment fund under the Plan -- the "Common Stock Fund" -- comprised of Citizens Community Bancorp Common Stock is being established. Participants are also being given the opportunity, after the Offering, to direct future 401(k) Contributions under the Plan to the Common Stock Fund. Because it is actually the Plan that purchases the Common Stock, participants would acquire a "participation interest" (expressed as units of the Common Stock Fund) in the shares and would not own the shares directly.

         Prior to making a decision to direct the Trustee to purchase Common Stock, we strongly urge you to carefully review the prospectus and the prospectus supplement that accompany this investment election form. Your decision to direct the transfer of amounts credited to your account balances to the Common Stock Fund in order to purchase shares of Common Stock in connection with the Offering is irrevocable. Notwithstanding this irrevocability, participants may transfer out some or all of their units in the Common Stock Fund, if any, and into one or more of the Plan's other investment funds at such times as are provided for under the Plan's rules for such transfers.

Investing in any stock entails some risks and we encourage you to discuss your investment decision with your investment advisor before completing this form. Neither the Trustee, the plan administrator, nor any employee of the employer sponsor is authorized to make any representations about this investment. You should not rely on any information other than information contained in the prospectus and the prospectus supplement in making your investment decision.

         Any shares purchased by the Plan based on your election will be subject to the conditions and restrictions otherwise applicable to Common Stock purchased directly by you in the Offering. These restrictions are described in the prospectus and the prospectus supplement.

2.     Investment Elections

         If you would like to participate in the Offering with amounts currently in your Plan, please complete the box below, indicating what percentage of each of your current funds you would like to transfer into the Common Stock Fund. In calculating the number of shares of common stock that the Trustee will purchase in the Offering based on your election, the Trustee will use your most recent Plan account balances as of December 31, 2003. Thus, for example, if your account balances as of December 31, 2003 total $5,000 and you elect in the box below to transfer 20% from your money market fund account balance to the Common Stock Fund, the Trustee of the Plan will use $1,000 (20% of $5,000) from your money market fund account to purchase 100 shares of Common Stock at a purchase price of $10.00 per share. In no event can the total amount transferred exceed the total value of your accounts.

         In the event that the Trustee is unable to use the total amount that you elect in the box below to have transferred into the Common Stock Fund to purchase Common Stock due to an oversubscription in the Offering, the amount that is not invested in the Common Stock Fund will be reallocated on a pro-rata basis among your other Plan fund investments. If you elect in the box below to have 100% of your current Plan funds transferred into the Common Stock Fund and the Offering is oversubscribed, the amount that is not invested in the Common Stock Fund will be invested in the money market account.

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Indicate the exact percentage to be transferred from one or more of the following funds into the Common Stock Fund:

Percentage	From Fund
__________% which equals $____________.00	Manulife Lifestyle Fund - Conservative Portfolio
__________% which equals $____________.00	Manulife Lifestyle Fund - Moderate Portfolio
__________% which equals $____________.00	Manulife Lifestyle Fund - Balanced Portfolio
__________% which equals $____________.00	Manulife Lifestyle Fund - Growth Portfolio
__________% which equals $____________.00	Manulife Lifestyle Fund - Aggressive Portfolio
__________% which equals $____________.00	Manulife Guaranteed Interest Accounts
__________% which equals $____________.00	Manulife Money Market Accounts
__________% which equals $____________.00	MFC Short-Term Federal Fund
__________% which equals $____________.00	MFC PIMCO Total Return Fund
__________% which equals $____________.00	MFC PIMCO Foreign Bond Fund
__________% which equals $____________.00	MFC Salomon Brothers High Yield Bond Fund
__________% which equals $____________.00	MFC T. Rowe Price Spectrum Income Fund
__________% which equals $____________.00	Manulife Balanced Fund
__________% which equals $____________.00	Manulife Equity Income Fund
__________% which equals $____________.00	MFC T. Rowe Price Equity Income Fund
__________% which equals $____________.00	MFC Davis New York Venture Fund
__________% which equals $____________.00	500 Index Fund
__________% which equals $____________.00	MFC Mutual Beacon Fund
__________% which equals $____________.00	MFC Weitz Partners Value Fund
__________% which equals $____________.00	MFC Fidelity Advisor Dividend Growth Fund
__________% which equals $____________.00	MFC Franklin Balance Sheet Investment Fund
__________% which equals $____________.00	MFC Mutual Discovery Fund
__________% which equals $____________.00	MFC Lord Abbett Mid Cap Value Fund
__________% which equals $____________.00	MFC Domini Social Equity Fund
__________% which equals $____________.00	MFC MFS Strategic Value Fund
__________% which equals $____________.00	MFC T. Rowe Price Blue Chip Growth Fund
__________% which equals $____________.00	Manulife Capital Growth Stock Fund
__________% which equals $____________.00	MFC Morgan Stanley Institutional Equity Growth Fund
__________% which equals $____________.00	MFC Excelsior Value & Restructuring Fund
__________% which equals $____________.00	MFC Fidelity Contra Fund
__________% which equals $____________.00	MFC Fidelity Advisor Large Cap Fund
__________% which equals $____________.00	Manulife Growth Plus Stock Fund
__________% which equals $____________.00	MFC Putnam Global Equity Fund
__________% which equals $____________.00	Quantitative Mid Cap Fund
__________% which equals $____________.00	MFC Templeton Foreign Fund
__________% which equals $____________.00	MFC Fidelity Advisor Overseas Fund
__________% which equals $____________.00	MFC Scudder International Select Equity Fund
__________% which equals $____________.00	MFC AIM Constellation Fund
__________% which equals $____________.00	MFC Energy Fund
__________% which equals $____________.00	MFC Janus Twenty Fund
__________% which equals $____________.00	MFC Scudder Mid Cap Fund
__________% which equals $____________.00	MFC Franklin Small-Mid Cap Growth Fund
__________% which equals $____________.00	MFC AIM Aggressive Growth Fund
__________% which equals $____________.00	MFC AIM Small Cap Growth Fund
__________% which equals $____________.00	Manulife Emerging Growth Stock Fund
__________% which equals $____________.00	MFC Templeton Developing Markets Fund
__________% which equals $____________.00	MFC T. Rowe Price Science & Technology Fund

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Note: If you do not complete this box, you will not participate in the offering by using your Plan funds.

3.     Purchaser Information. The ability of participants in the Plan to purchase common stock in the reorganization and to direct their current account balances into the Common Stock Fund is based upon the participant's status as an eligible account holder, supplemental eligible account holder or other member. Please indicate your status.

A.	[_]	Eligible Account Holder - Check here if you were a depositor with $50.00 or more on deposit with Citizens Community Federal as of December 31, 2001.
B.	[_]	Supplemental Eligible Account Holder - Check here if you were a depositor with $50.00 or more on deposit with Citizens Community Federal as of December 31, 2003, but are not an eligible account holder.

C.	[_]	Other Member - Check here if you were a depositor with Citizens Community Federal as of _________________, 2004, the voting record date, but are not an eligible account holder or supplemental eligible account holder.

D.	[_]	Directors, officers and employees - check here if you are a director, officer or employee of Citizens Community Federal and do not fall within the categories described above in A, B or C.

Account Title (Names on Accounts)	Account Number

4.     Participant Signature and Acknowledgment - Required

         By signing this investment election form, I authorize and direct the plan administrator and Trustee to carry out my instructions. I acknowledge that I have been provided with and have received a copy of the prospectus and prospectus supplement relating to the issuance of Common Stock that accompany this investment election form. I am aware of the risks involved in investing in Common Stock and understand that the Trustee, plan administrator nor any employee of the employer sponsor are not responsible for my choice of investment. I understand that my failure to sign this acknowledgment will make this investment election form null and void.

I ACKNOWLEDGE THAT THE SHARES OF COMMON STOCK, $.01 PAR VALUE PER SHARE, OF CITIZENS COMMUNITY BANCORP ARE NOT DEPOSITS OR AN ACCOUNT AND ARE NOT FEDERALLY INSURED OR GUARANTEED BY CITIZENS COMMUNITY BANCORP OR BY THE FEDERAL GOVERNMENT.

         If anyone asserts that the shares of Common Stock are federally insured or guarantee, or are as safe as an insured deposit, I should call the Office of Thrift Supervision, Midwest Regional Director, Frederick R. Casteel at (972) 227-9500.

Participant's Signature: __________________________________________ Date Signed: ________________

* * *

This form must be completed and returned to the Stock Information Center
2174 Eastridge Center, Eau Claire, Wisconsin 54701
by no later than
12:00 Noon, Eau Claire, Wisconsin Time, on _______________, 2004.

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PROSPECTUS
Up to 851,000 Shares of Common Stock

CITIZENS COMMUNITY BANCORP
(Proposed Holding Company for Citizens Community Federal)

Citizens Community Bancorp is offering shares of its common stock for sale in connection with the reorganization of Citizens Community Federal into the mutual holding company form of ownership, which includes the conversion of Citizens Community Federal from a federal mutual savings bank to a federal stock savings bank. Citizens Community Bancorp is being formed to own all of the common stock of Citizens Community Federal. The shares being offered to the public in this prospectus will represent less than half of the outstanding common stock of Citizens Community Bancorp. More than half of the outstanding common stock will be given to Citizens Community MHC, a mutual holding company controlled by the members of Citizens Community Federal. We expect that the common stock of Citizens Community Bancorp will be quoted on the OTC Electronic Bulletin Board. Members of Citizens Community Federal are being given priority rights to subscribe for shares in the offering. In addition, the directors and executive officers of Citizens Community Federal intend to subscribe for 12.3% of the shares offered at the maximum of the offering range.

 If you are or were a depositor of Citizens Community Federal:
  you may have priority rights to purchase shares of common stock.
If you are a participant in the Citizens Community Federal 401(k) Savings Plan:
  you may direct that all or part of your current account balances in this plan be invested in shares of common stock; and

  you will be receiving separately a supplement to this prospectus that describes your rights under this plan.
If you fit none of the above categories, but are interested in purchasing shares of our common stock:
  you may have an opportunity to purchase shares of common stock after priority orders are filled.

TERMS OF THE OFFERING
	Minimum	Maximum	Adjusted Maximum

Per Share Price	$10.00	$10.00	$10.00
Number of Shares	629,000	851,000	978,650
Underwriting Commission(1)	^ $130,000	$157,650	$176,798
Other Expenses	^ $406,000	$406,000	$406,000
Net Proceeds to Citizens Community Bancorp	$5,759,000	$7,949,000	$9,209,000
Net Proceeds Per Share	$9.16	$9.34	$9.41

(1)    Please see "Our Reorganization and Stock Offering - Marketing Arrangements" on page ___ for a complete description of the underwriting commission paid in connection with this offering.

               We may sell up to 978,650 shares because of regulatory considerations or changes in market or economic conditions without the resolicitation of subscribers. This investment involves a degree of risk, including the possible loss of principal.

Please refer to "Risk Factors" beginning on page 10 of this document.
              We are offering the common stock on a best efforts basis, subject to certain conditions. The shares being offered represent 35.24% of the shares of common stock that will be outstanding following the reorganization. Keefe, Bruyette & Woods, Inc. will assist us in our selling efforts. Keefe, Bruyette & Woods, Inc. is not obliged to purchase any shares in the offering. Purchasers will not pay commissions in connection with the sale of common stock in the offering. If we do not receive orders for at least the minimum number of shares offered, the offering will be terminated. This offering is expected to terminate at 12:00 Noon, Eau Claire, Wisconsin time, on _______________, 2004. We may extend this expiration date without notice to you, until _______________, 2004, unless the Office of Thrift Supervision approves a later date. The minimum purchase is 25 shares. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond _______________, 2004. If the offering is extended beyond _______________, 2004, subscriptions will be refunded with interest at our passbook savings rate, and we will be required to resolicit subscriptions received in the offering. The offering must be completed or terminated by ________________, 2006. Funds received prior to the completion of the offering will be held in an account at Citizens Community Federal, or ^ the Eau Claire, Wisconsin brach of U.S.Bank, and will bear interest at our passbook savings rate. If the offering is terminated, subscribers will have their funds returned promptly, with interest.

              These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

              Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any other federal agency or state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
^

KEEFE, BRUYETTE & WOODS^

The date of this prospectus is _______________________, 2004

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SUMMARY

            This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read this entire document carefully, including the financial statements and the notes to the financial statements.

The Companies:

Citizens Community Bancorp
2174 Eastridge Center
Eau Claire, Wisconsin 54701
(715) 836-9994

            Citizens Community Bancorp will be the mid-tier holding company for Citizens Community Federal when our change in structure is complete. It is not currently an operating company and has not engaged in any business to date. Citizens Community Bancorp will be chartered under federal law and will own 100% of the stock of Citizens Community Federal. After the reorganization, Citizens Community Bancorp will direct Citizens Community Federal's business activities and may, in the future, acquire or organize other operating subsidiaries, including other financial institutions or other financial services companies, although it currently has no specific plans or agreements to do so.

Citizens Community Federal
2174 Eastridge Center
Eau Claire, Wisconsin 54701
(715) 836-9994

            Citizens Community Federal is a federal mutual savings association. At September 30, 2003, we had total assets of $130.4 million, deposits of $115.0 million, and retained earnings of $11.0 million. We are changing our structure by becoming a stock savings bank.

            We are a community-oriented savings bank serving primarily the metropolitan area of Eau Claire, Wisconsin, through nine full service banking offices. We emphasize residential mortgage lending, primarily originating one- to four-family mortgage loans and, to a lesser extent, consumer lending.

Citizens Community MHC
2174 Eastridge Center
Eau Claire, Wisconsin 54701
(715) 836-9994

            Upon completion of our change in structure and the stock offering, Citizens Community MHC will own more than half of the outstanding shares of Citizens Community Bancorp. Persons who had membership rights in Citizens Community Federal as of the date of the change in structure will have these rights automatically exchanged for identical rights in Citizens Community MHC after the change in structure.

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            Citizens Community MHC is not expected to engage in any business activity other than holding more than half of the shares of Citizens Community Bancorp and investing any funds retained by it.

The ^ Reorganization

            Reorganization into a Mutual Holding Company. We do not have stockholders in our current mutual form of ownership. Our depositors currently have the right to vote on certain matters such as the election of directors and a mutual holding company reorganization. The reorganization is a series of transactions by which we will convert our corporate structure from our current status as a mutual savings bank to the mutual holding company form of ownership. Following the reorganization, Citizens Community Federal will become a federal stock savings bank subsidiary of Citizens Community Bancorp. Citizens Community Bancorp will be a majority-owned subsidiary of Citizens Community MHC. Our members will become members of Citizens Community MHC, and will continue to have the same voting rights in Citizens Community MHC as they have in Citizens Community Federal. As a federal stock savings bank, we will continue to be subject to the regulation and supervision of the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

              After the reorganization, our ownership structure will be as follows:

DEPOSITORS OF CITIZENS COMMUNITY FEDERAL WITH MEMBERSHIP RIGHTS
| |	Public Shares
CITIZENS COMMUNITY MHC	MINORITY STOCKHOLDERS
64.76% of the | common stock |	35.24% of the | common stock |

CITIZENS COMMUNITY BANCORP
100% of the | common stock |

CITIZENS COMMUNITY FEDERAL

            We are offering between 629,000 and 851,000 shares of Citizens Community Bancorp at $10.00 per share. Because of changes in financial market conditions before we complete the stock offering, the offering may increase to 978,650 shares with the approval of the Office of Thrift Supervision without any notice to you. If so, you will not have the chance to change or cancel your stock order.

            Keefe, Bruyette & Woods, Inc. will assist us in selling the stock. For further information about Keefe, Bruyette & Woods, Inc.'s role in the offering, see "Our Corporate Change and Stock Offering - Marketing Arrangements."

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How We Determined the Offering Range and the $10.00 Price Per Share

              The independent appraisal by RP Financial, LC., dated as of December 12, 2003, established the offering range. This appraisal was based on our financial condition and operations and the effect of the additional capital raised in this offering. The $10.00 price per share was determined by our board of directors and is the price most commonly used in stock offerings involving reorganizations of mutual savings institutions. RP Financial will receive fees totaling $45,000 for its appraisal services and assistance in the preparation of a business plan, plus reasonable out-of-pocket expense incurred in connection with the appraisal.

              The appraisal incorporated an analysis of a peer group of publicly traded thrift institutions and mid-tier thrift holding companies that RP Financial considered to be comparable to Citizens Community Federal. This analysis included an evaluation of the average and median price-to-earnings and price-to-book value ratios indicated by the market prices of the peer companies. RP Financial applied the peer group's pricing ratios, as adjusted for certain qualitative valuation factors to account for differences between Citizens Community Federal and the peer group, to Citizens Community Federal's pro forma earnings and book value to derive the estimated pro forma market value of Citizens Community Federal.

               RP Financial has estimated that as of December 12, 2003 the pro forma market value of Citizens Community Bancorp ranged from a minimum of $6,290,000 to a maximum of $8,510,000, with a midpoint of $7,400,000. Based on this valuation and the $10.00 per share price, the number of shares of common stock being issued by Citizens Community Bancorp to the public will range from 629,000 shares to 851,000 shares, with a midpoint of 740,000 shares. The $10.00 price per share was selected primarily because $10.00 is the price per share most commonly used in stock offerings involving reorganizations of mutual savings institutions. The estimated pro forma market value of Citizens Community Bancorp may be increased by up to 15%, up to $9,786,500. See "Pro Forma Data."

              The following table presents a summary of selected pricing ratios for the peer group companies^ and the resulting pricing ratios for Citizens Community Federal. As required by the OTS, the peer group consists of publicly-traded thrift mutual holding companies. The peer group, which consists of 10 companies, includes companies that are: located in the Northeastern, Mid-Atlantic and Midwestern regions of the U.S.; range in assets from $89 million to $816 million; and have market capitalizations ranging from $27 million to $247 million. RP Financial's appraisal was based on a fundamental analysis of Citizens Community Federal versus the peer group companies and an application of the fully converted pricing ratios of the peer group to Citizens Community Federal, taking into account subjective valuation adjustments and the pro forma impact of the conversion. RP Financial also considered the nominal (not fully converted) pricing ratios in its valuation. Compared to the average pricing of the peer group, Citizens Community Federal's nominal pro forma pricing ratios at the maximum of the offering range indicated a premium of ^ 48% on a price-to-earnings basis and a discount of ^ 34% on a price-to-book basis. Book value used in calculation of the price-to-book value ratio is defined as Citizens Community Federal's pre-conversion retained earnings, plus the impact of the mutual holding company offering.

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The impact of the mutual holding company offering includes the gross proceeds of the offering, less offering expenses, the contribution to the MHC, and effects of the benefit plans expected to be implemented. Earnings used in the calculation of the price-to-earnings multiple is defined as Citizens Community Federal's earnings for the 12 months ended September 30, 2003, plus the impact of the mutual holding company offering. The impact of the mutual holding company offering includes the pro forma after-tax income generated from the reinvestment of the net proceeds of the offering, less the expense related to the benefit plans put into place as part of the reorganization. See "Pro Forma Data." The estimated appraised value and the resulting ^ premium/discounts took into consideration the potential financial impact of the reorganization, which consists of the impact of the mutual holding company offering on Citizens Community Federal's post-reorganization earnings and book value.

	Pro Forma price to earnings multiple(1)	Pro Forma price to book value ratio(1)
Citizens Community Federal
Maximum	^ 45.77x	138.63%
Minimum	^ 32.76x	114.42%

Valuation of peer group companies as of 12/12/2003
Averages	^ 31.02x	210.98%
Medians	^ 30.33x	222.78%
_______________
(1)     Pricing ratios shown do not include the adjustments to place figures on a "fully converted" basis.

The independent appraisal does not indicate market value. Do not assume or expect that the valuation of Citizens Community Bancorp as indicated above means that the common stock will trade at or above the $10.00 purchase price after the reorganization.

              The ^ following information was provided to the Board of Directors by RP Financial as part of the appraisal. The table presents information for all mutual holding company reorganizations with a minority stock issuance completed during the most recent three month period through December 12, 2003. The table presents the average percentage stock price appreciation from the initial trading date to the dates presented in the table. RP Financial advised the Board that the appraisal was prepared in conformance with the regulatory appraisal methodology. That methodology requires a valuation based on an analysis of the trading prices of comparable public mutual holding companies whose stock have traded for at least one year prior to the valuation date. RP Financial also advised the Board that the aftermarket trading experience of recent transactions was considered in the appraisal as a general indicator of current market conditions, but was not relied upon as a primary valuation methodology. In addition, the transaction being pursued by Citizens Community Federal differs from these recent mutual holding company reorganizations in a number of aspects.

               The Board did not consider the data shown below to be particularly relevant to Citizens Community Federal's appraisal given that the information relates to stock appreciation experienced by other companies that reorganized in somewhat different market conditions, and

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the limited size of the comparative data (two companies). In addition, the companies may have limited similarities to Citizens Community Federal with regard to the market pricing ratios at which the respective offerings were closed and trading initiated. There are also potential differences in regards to the market areas in which Citizens Community Federal competes, earnings quality, business strategies and growth potential, among other factors. Finally, the mutual holding company offering amounts as a percent of the total shares issued in these other offerings is, on average, different than that of Citizens Community Federal's offering, and therefore the data is not directly comparable. These differences may have a negative effect on our stock price performance. ^

# of Transactions(1)	Price Appreciation After One Month	Price Appreciation Through December 12, 2003
2	65.5%	64.7%
_______________
(1) None of these transactions were included in RP Financial's peer group for valuation purposes.
              This table is not intended to be indicative of how our stock may perform. Stock appreciation is affected by many factors, including, but not limited to, the factors set forth below. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the "Risk Factors" generally, beginning on page [___].

               The independent appraisal will be updated before we complete the reorganization. Any changes in the appraisal would be subject to Office of Thrift Supervision approval.

               DATA PRESENTED IN THE TABLE WERE CALCULATED ON A SMALL SAMPLE. THE DATA, THEREFORE, MAY NOT BE MEANINGFUL FOR INVESTORS. FOR EXAMPLE, DURING THE THREE MONTH PERIOD ENDED DECEMBER 12, 2003, ONLY TWO TRANSACTIONS WERE CLOSED. WHILE STOCK PRICES OF REORGANIZING INSTITUTIONS HAVE, ON AVERAGE, INCREASED FOR THE PERIODS PRESENTED, THERE CAN BE NO ASSURANCE THAT OUR STOCK PRICE WILL APPRECIATE THE SAME AMOUNT, IF AT ALL. THERE CAN ALSO BE NO ASSURANCE THAT OUR STOCK PRICE WILL NOT TRADE BELOW $10.00 PER SHARE, AS HAS BEEN THE CASE FOR SOME REORGANIZED THRIFT INSTITUTIONS. IN ADDITION, THE TRANSACTIONS FROM WHICH THE DATA ARE ARRIVED OCCURRED PRIMARILY DURING A FALLING INTEREST RATE ENVIRONMENT, DURING WHICH THE MARKET FOR FINANCIAL INSTITUTIONS TYPICALLY INCREASES. IF INTEREST RATES RISE, OUR NET INTEREST INCOME AND THE VALUE OF OUR ASSETS LIKELY WOULD BE REDUCED, NEGATIVELY AFFECTING OUR STOCK PRICE. SEE "RISK FACTORS-RISING INTEREST RATES MAY HURT OUR PROFITS AND ASSET VALUE."

               THE INCREASE IN ANY PARTICULAR COMPANY'S STOCK PRICE IS SUBJECT TO VARIOUS FACTORS, INCLUDING THE AMOUNT OF PROCEEDS A COMPANY RAISES (SEE "RISK FACTORS - AFTER THE CHANGE IN STRUCTURE AND STOCK OFFERING, OUR NET INCOME-TO-EQUITY RATIO WILL BE LOW COMPARED TO OTHER COMPANIES AND OUR COMPENSATION EXPENSES WILL INCREASE. THIS COULD NEGATIVELY IMPACT THE PRICE OF OUR STOCK."), THE QUALITY OF

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MANAGEMENT AND MANAGEMENT'S ABILITY TO DEPLOY PROCEEDS (SUCH AS THROUGH INVESTMENTS, THE ACQUISITION OF OTHER FINANCIAL INSTITUTIONS OR OTHER BUSINESSES, THE PAYMENT OF DIVIDENDS AND COMMON STOCK REPURCHASES). SEE "RISK FACTORS - OUR USE OF PROCEEDS FROM THIS OFFERING TO BUY U.S. GOVERNMENT AND FEDERAL AGENCY SECURITIES, MORTGAGE-BACKED SECURITIES AND DEPOSITS IN FINANCIAL INSTITUTIONS COULD INCREASE OUR RISK THAT CHANGES IN MARKET INTEREST RATES WILL RESULT IN LOWER INCOME." IN ADDITION, STOCK PRICES MAY BE AFFECTED BY GENERAL MARKET CONDITIONS, THE INTEREST RATE ENVIRONMENT, THE MARKET FOR FINANCIAL INSTITUTIONS AND MERGER OR TAKEOVER TRANSACTIONS, THE PRESENCE OF PROFESSIONAL AND OTHER INVESTORS WHO PURCHASE STOCK ON SPECULATION, AS WELL AS OTHER UNFORESEEABLE EVENTS NOT NECESSARILY IN THE CONTROL OF MANAGEMENT.

               IN ADDITION, THE TRANSACTIONS FROM WHICH THE DATA ARE DERIVED OCCURRED PRIOR TO OR IMMEDIATELY AFTER THE OFFICE OF THRIFT SUPERVISION ISSUED A POLICY STATEMENT INDICATING THAT IT HAS CONCERNS AND ISSUES WITH THE ACQUISITION OF MUTUAL HOLDING COMPANIES BY MUTUAL INSTITUTIONS IN REMUTUALIZATION TRANSACTIONS. SEE "RISK FACTORS -- OFFICE OF THRIFT SUPERVISION POLICY ON REMUTUALIZATION TRANSACTIONS COULD PROHIBIT THE ACQUISITION OF CITIZENS COMMUNITY BANCORP, WHICH MAY LOWER OUR STOCK PRICE."

               FINALLY, YOU SHOULD BE AWARE THAT HISTORICALLY SAVINGS ASSOCIATIONS COULD BE ACQUIRED WITHIN A THREE YEAR PERIOD FOLLOWING A FULL CONVERSION. REGULATORY RESTRICTIONS NOW GENERALLY PROHIBIT A HOLDING COMPANY REGULATED BY THE OFFICE OF THRIFT SUPERVISION, SUCH AS CITIZENS COMMUNITY BANCORP, FROM BEING ACQUIRED WITHIN THREE YEARS FOLLOWING ITS FULL CONVERSION FROM MUTUAL TO STOCK FORM. WHILE SUCH A FULL CONVERSION IS NOT CURRENTLY CONTEMPLATED BY CITIZENS COMMUNITY BANCORP, THESE REGULATORY RESTRICTIONS MAY ALSO HAVE A NEGATIVE IMPACT ON OUR STOCK PRICE PERFORMANCE.

               The Board of Directors carefully reviewed the information provided to it by RP Financial through the appraisal process, but did not make any determinations regarding whether or not prior mutual holding company reorganizations with minority stock issuances have been undervalued on a price to tangible book basis, nor did the Board draw any conclusions regarding how the historical data reflected above may impact Citizens Community Federal's appraisal. Instead, the Board hired RP Financial to help it understand the regulatory process and to advise the Board as to how much capital Citizens Community Bancorp would likely be required to raise under the Office of Thrift Supervision's appraisal guidelines. The Board's ability to control the amount of capital Citizens Community Federal will raise in the reorganization is limited by the regulatory framework established by the Office of Thrift Supervision. This framework requires that Citizens Community Federal hire an independent appraiser and permit the independent appraiser to arrive at a value without undue influence from outside parties, including Citizens Community Federal. The Board fully complied with the Office of Thrift Supervision's guidelines and permitted RP Financial to arrive at the appraised value of Citizens Community Federal

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independently. The Board also understood that this appraisal would be subject to Office of Thrift Supervision review and approval. RP Financial is an independent appraisal firm expert in the appraisal guidelines of the Office of Thrift Supervision. RP Financial considered all factors that may appropriately be considered under the Office of Thrift Supervision's appraisal guidelines when arriving at the appraised value of Citizens Community Federal.

               The Board recognized the duty of care it owes to Citizens Community Federal and its depositors to proceed with the reorganization transaction in an informed manner with the best interests of Citizens Community Federal and its members in the forefront of its deliberations and decision making. The Board worked closely with RP Financial to understand the methodology used by RP Financial and to consider the appropriateness of the assumptions used by RP Financial in determining the appraised value. The Board understood that, if the assumptions used were appropriate and the methodology employed was consistent with the Office of Thrift Supervision's appraisal guidelines, the appraisal, once approved by the Office of Thrift Supervision, would fairly estimate the pro forma market value of Citizens Community Federal.

               The Board has consistently worked closely with RP Financial to develop a business plan that reflected how Citizens Community Federal could deploy the net proceeds in a prudent manner consistent with safety and soundness principles.

Our Reasons for the Reorganization

               Our primary reasons for the reorganization are to: (i) structure our business in a form that will enable us to access capital markets; (ii) permit us to control the amount of capital being raised to enable us to deploy more prudently the proceeds of the offering; (iii) support future lending and operational growth; (iv) enhance our ability to attract and retain qualified directors and management through stock-based compensation plans; and (v) to support future branching activities and/or the acquisition of other financial institutions or financial services companies or their assets. We have recently increased our branch network with acquisition of a branch in Mankato. Although we are interested in finding additional potential branch locations, we do not have any specific plans or arrangements for further expansion and we do not now have any specific acquisition plans.

               In addition, on August 28, 2003, Citizens Community Federal entered into a pledge agreement with its chairman, Richard McHugh. Under the terms of the pledge agreement, Mr. McHugh provided Citizens Community Federal with a $300,000 deposit. The pledge agreement was entered into in order to assist Citizens Community Federal in meeting certain capital requirements upon completion of the acquisition of the Mankato, Minnesota branch. The funds are currently being held in a non-FDIC insured account and may not be withdrawn without Citizen Community Federal's consent. Citizens Community Federal anticipates that upon the completion of the Reorganization it will have sufficient excess capital and will then release the pledged funds. See "Citizens Community Federal Exceeds All Regulatory Capital Requirements."

               In the future, Citizens Community Bancorp may convert from the mutual to capital stock form, in a transaction commonly known as a "second-step conversion." If Citizens Community Bancorp decided to undergo a second step conversion, Office of Thrift Supervision regulations

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require that they obtain the approval of a majority of the total outstanding votes of the MHC's members and the approval of a majority of the votes eligible to be cast by its minority stockholders in order to complete the transaction. The Board of Directors has no current plan to undertake a second-step conversion transaction.

Conditions to Completing the Reorganization.

               We are conducting the reorganization under the terms of our plan of reorganization. We cannot complete the reorganization and related offering unless the plan of reorganization is approved by at least a majority of votes eligible to be cast by members of Citizens Community Federal, we sell at least the minimum number of shares offered and we receive the final approval of the Office of Thrift Supervision to complete the reorganization and stock offering.

Benefits to Management from the Offering

               We intend to establish the Citizens Community Bancorp employee stock ownership plan which will purchase a number of shares equal to 8% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal, or 94,700 shares, equal to $947,000. This amount is equal to 11.12% of the 851,000 shares of common stock being offered for sale in the offering to the public based on the maximum estimated valuation range. A loan from Citizens Community Bancorp to the plan, funded by a portion of the proceeds from this offering, will be used to purchase these shares. If shares are not available for purchase by the employee stock ownership plan in the subscription offering, then the plan will purchase the shares in the open market. We will allocate these shares to employees over a period of years in proportion to their compensation. The employee stock ownership plan will provide a retirement benefit to all employees eligible to participate in the plan. The establishment of the employee stock ownership plan will also result in additional compensation expense to Citizens Community Bancorp. See "Pro Forma Data" for an illustration of the effects of this plan.

               We also intend to adopt a stock option plan and a restricted stock plan for the benefit of directors, officers and employees, subject to stockholder approval, representing a total amount of stock equal to 14% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal. If the plans are adopted after six months but within one year of the close of the reorganization, Office of Thrift Supervision regulations require that Citizens Community Bancorp receive votes in excess of a majority of the shares outstanding in order to adopt the plans. If we adopt the restricted stock plan, some members of management may be awarded stock at no cost to them. As a result, both the employee stock ownership plan and the restricted stock plan will increase the voting control of management without a cash outlay. The establishment of the restricted stock plan and the stock option plan will result in additional compensation expense to Citizens Community Bancorp. At this time, no determination has been made regarding whether any options that may be granted will be expensed; however, in the event we were to expense options, it would negatively affect net income.

               The value of the stock options that would be issued under a stock option plan will be affected by the price of the Citizens Community Bancorp stock at the time the stock option plan

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is implemented and the options are granted. If a stock option plan were to award stock options for 10% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal, the total shares subject to options would be 87,465, 102,900, 118, 335 and 136,085, respectively, at the minimum, midpoint, maximum and maximum, as adjusted, of the valuation range.

              The following table presents the total value of the shares of common stock, at the maximum of the offering range, which would be acquired by the employee stock ownership plan and the total value of all shares to be available for award and issuance under the restricted stock plan. The table assumes that the value of the shares is the same as the purchase price in the offering. The table does not include a value for the options because the price paid for the option shares will be equal to the fair market value of the common stock on the day that the options are granted. As a result, financial gains can be realized under an option only if the market price of the common stock increases.

	Estimated Value of Shares	Percentage of Shares Sold in the Offering

Employee Stock Ownership Plan	$ 947,000	11.12%
Restricted Stock Awards	473,000	5.56
Stock Options	---	10.00
Total	$1,420,000	26.68%

              Citizens Community Federal has existing employment agreements with five of its executive officers. These agreements will not be modified as a result of the reorganization.

               For a further discussion of benefits to management, see "Management."

Tax Consequences of the Reorganization

As a general matter, the reorganization will not be a taxable transaction for purposes of federal or state income taxes to Citizens Community MHC, Citizens Community Bancorp, Citizens Community Federal or persons who receive or exercise subscription rights. Our special counsel, Silver, Freedman & Taff, L.L.P., has issued an opinion to Citizens Community Federal that, among other items, for federal income tax purposes:
  the reorganization will qualify as a tax free reorganization and no gain or loss will be recognized by Citizens Community Federal as a result of the reorganization;

  no gain or loss will be recognized by account holders of Citizens Community Federal upon the issuance to them of accounts in Citizens Community Federal immediately after the reorganization;

  it is more likely than not that the fair market value of the rights to subscribe for shares of our common stock is zero and, accordingly, that no income will be realized by members of Citizens Community Federal upon the issuance or exercise of the subscription rights;

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  it is more likely than not that the tax basis to the purchasers in the offering will be the amount paid for our common stock, and that the holding period for shares of common stock will begin on the date of completion of the offering; and

  the holding period for shares of common stock purchased in the community offering or syndicated community offering will begin on the day after the date of the purchase.
               Citizens Community Federal has also received an opinion from Wipfli LLP stating that, assuming the reorganization does not result in any federal income tax liability to Citizens Community Federal, its account holders, or Citizens Community Bancorp, implementation of the plan of reorganization will not result in any Wisconsin income tax liability to those entities or persons. See ^"Our Reorganization and Stock Offering--^ Tax Effects of our Corporate Change and Stock Offering."

THE OFFERING

Persons Who Can Order Stock in the Offering
               We are offering the shares of common stock in a subscription offering to those with subscription rights listed below in the following order of priority:

              (1)               Depositors who held at least $50 with us on December 31, 2001.

              (2)               The Citizens Community Bancorp employee stock ownership plan.

              (3)               Depositors who held at least $50 with us on December 31, 2003.

              (4)               Depositors of Citizens Community Federal at the close of business on _________________, 2004.

              (5)               Citizens Community Federal's directors, officers and employees.

               If we receive subscriptions for more shares than are to be sold in this offering, shares will be allocated in order of the priorities described above under a formula outlined in the plan of reorganization. If we increase the number of shares to be sold above 978,650, the employee stock ownership plan will have the first priority right to purchase any shares exceeding that amount to the extent that its subscription has not previously been filled. Any shares remaining will be allocated in the order of priorities described above. See "The Reorganization and Stock Offering" for a description of the allocation procedure. Shares of common stock not subscribed for in the subscription offering will be offered to the general public in a direct community offering and, if necessary, a public offering. See pages ____ to ___. The direct community offering, if any, shall begin at the same time as, during or promptly after the subscription offering.

Termination of the Offering

               The subscription offering will end on ___________, 2004. If all of the shares are not subscribed for and we do not get orders for the remaining shares by ___________, 2004, we will either:

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              (1)               promptly return any payment you made to us, with interest, or cancel any withdrawal authorization you gave us; or

              (2)               extend the offering, if allowed, and give you notice of the extension and of your rights to cancel or change your order. If we extend the offering and you do not respond to the notice, then we will cancel your order and return your payment, with interest, or cancel any withdrawal authorization you gave us.

How We Will Use the Proceeds Raised From the Sale of Common Stock

              We intend to use the net proceeds received from the stock offering as follows:

$3,027,820	Retained by Citizens Community Bancorp in short-term investments for general corporate purposes
946,680	Employee stock ownership plan loan
3,974,500	Used to buy the stock of Citizens Community Federal
$7,949,000	Net proceeds from stock offering at the maximum of the offering range

               We may use the net proceeds to invest in mortgage-related and investment securities, to finance the possible acquisition of other financial institutions or financial service businesses, to pay dividends or for other general corporate purposes, including repurchasing shares of our common stock. Citizens Community Federal may use the proceeds it receives to make loans, to purchase securities, to expand its banking franchise internally or through acquisitions, and for general corporate purposes. See "How We Intend to Use the Proceeds from the Offering."

We Plan to Pay a Quarterly Cash Dividend

               We currently plan to pay a quarterly cash dividend with an annualized rate of $0.20 per share, starting one quarter after the completion of our change in structure and stock offering. Based on our earnings history and the proceeds from the stock offering, we believe we will have the financial ability to pay this dividend. Based upon the offering expenses and other assumptions described in "Pro Forma Data," we expect to have between $5.8 million and $7.9 million in net proceeds at the minimum and maximum of the offering, respectively, that, subject to annual earnings and expenses, could be used to pay dividends. Future dividends are not guaranteed and will depend on our ability to pay them. We will not pay or take any steps to pay a tax-free dividend which qualifies as a return of capital for one year following the stock offering. See page ____.

Market for Common Stock

               We anticipate that the common stock sold in the offering will be traded and quoted on the OTC Electronic Bulletin Board. Keefe, Bruyette & Woods, Inc. has indicated its intention to

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register to trade our stock, will assist us in identifying other firms to do the same and may solicit potential buyers and sellers to match, buy and sell orders, but it is under no obligation to do so.
^^^
How to Purchase Common Stock

               Note: Once we receive your order, you cannot cancel or change it without our consent. If Citizens Community Bancorp intends to sell fewer than 629,000 shares or more than 978,650 shares, all subscribers will be notified and given the opportunity to change or cancel their orders. If you do not respond to this notice, we will return your funds promptly with interest.

               If you want to subscribe for shares you must complete an original stock order form and drop it off at any Citizens Community Federal branch office or send it, together with full payment or withdrawal authorization, to Citizens Community Federal in the postage-paid envelope provided. You must sign the certification that is part of the stock order form. We must receive your stock order form before ^______________________, 2004.

               To ensure that we properly identify your subscription rights, you must list all of your deposit accounts as of the eligibility dates on the stock order form. If you fail to do so, your subscription may be reduced or rejected if the offering is oversubscribed.

               You may pay for your subscriptions:

              (1)               by personal check, official bank check or money order made payable to Citizens Community Bancorp;

              (2)               by authorizing us to withdraw money from your deposit account(s), including certificates of deposit, maintained at Citizens Community Federal. To use funds in an individual retirement account at Citizens Community Federal, or the Eau Claire, WIsconsin branch of U.S. Bank, you must transfer your account to an unaffiliated institution or broker. Please contact the Stock Information Center as soon as possible for assistance; or

              (3)               in cash, if delivered in person at any full-service banking office of Citizens Community Federal, although we request that you exchange cash for a check with any of our tellers.^

Stock Information Center

               If you have any questions regarding the offering or our change in structure, please call the Stock Information Center at (_____) _____-_______.

               Citizens Community Federal has a website (http://www.citizenscommunityfederal.net). Upon completion of the subscription offering on ______________, 2004, the website will provide updates on the status of the offering.

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Subscription Rights

               Subscription rights are not allowed to be transferred and we will act to ensure that you do not transfer your subscription rights. We will not accept any stock orders that we believe involve the transfer of subscription rights.

Important Risks in Owning Citizens Community Bancorp's Common Stock

               Before you decide to purchase stock, you should read the "Risk Factors" section on pages ____ to ____ of this document.

RISK FACTORS

               You should consider these risk factors, in addition to the other information in this prospectus, before deciding whether to make an investment in this stock.

Citizens Community MHC will own more than half of the stock of Citizens Community Bancorp. This means that Citizens Community MHC will have enough votes to control what happens on most matters put to a vote of stockholders.

Citizens Community MHC is required by the Office of Thrift Supervision to own more than half of the common stock of Citizens Community Bancorp. The board of directors of Citizens Community MHC will have the power to vote this stock. Members of Citizens Community Federal, who elect the board of Citizens Community MHC, have generally assigned this right to the board. Therefore, the board of Citizens Community MHC will control the results of most matters put to a vote of stockholders of Citizens Community Bancorp. We cannot assure you that the votes cast by Citizens Community MHC will be in your personal best interests. For more information regarding your lack of voting control over Citizens Community Bancorp, see "Citizens Community MHC" and "Restrictions on Acquisition of Citizens Community Bancorp and Citizens Community Federal."

Our loan portfolio possesses increased risk due to our substantial number of consumer loans.

               Our consumer loans accounted for approximately 38.5% of our total loan portfolio as of September 30, 2003. Generally, we consider these types of loans to involve a higher degree of risk compared to first mortgage loans on one- to four-family, owner-occupied residential properties. Because of our emphasis on consumer lending, it may become necessary to increase the level of our provision for loan losses, which could hurt our profits. For further information concerning the risks associated with consumer loans, see "Business of Citizens Community Federal - Lending Activities" and "- Asset Quality."

Rising interest rates may hurt our profits.

               To be profitable, we have to earn more money in interest we receive on loans and investments we make than we pay to our depositors and lenders in interest. If interest rates rise, our net interest income could be negatively affected if interest paid on interest-bearing liabilities,

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such as deposits and borrowings, increases more quickly than interest received on interest-earning assets, such as loans. This would cause income to go down. In addition, rising interest rates may hurt our income because they may reduce the demand for loans. For a further discussion of how changes in interest rates could impact us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset and Liability Management and Market Risk."

Our use of proceeds from this offering to buy U.S. government and federal agency securities, mortgage-backed securities and deposits in financial institutions could increase our risk that changes in market interest rates will result in lower income.

               We intend to use the net proceeds from the stock sale to purchase U.S. government and federal agency securities, mortgage-backed securities and deposits in financial institutions with interest rates that fluctuate with the general trends in the U.S. bond market. These rates could decrease, causing us to earn less on these assets in the future.

Strong Competition Within Our Market Area May Limit Our Growth and Profitability.

               Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than we do and may offer certain services that we do not or cannot provide. Our profitability depends upon our continued ability to successfully compete in our market.
^
After the change in structure and stock offering, our net income-to-equity ratio will be low compared to other companies and our compensation expenses will increase. This could negatively impact the price of our stock.

               The proceeds we will receive from the sale of our common stock will significantly increase our capital and it will take us time to fully use it in our business operations. Our compensation expenses will also increase because of the costs associated with the employee stock ownership and stock-based incentive plans. We estimate the increase in compensation expense to be approximately $114,000 on an after-tax basis, based on the maximum of the valuation range. Therefore, we expect our return on equity to be below our historical level and less than our regional and national peers. This low return on equity could hurt our stock price. We cannot guarantee when or if we will achieve returns on equity that are comparable to industry peers. For further information regarding pro forma income and expenses, see "Pro Forma Data."

We intend to grant stock options and restricted stock to the board and management following the change in structure and stock offering which could further reduce your voting control and ownership interest.

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               If approved by a vote of the stockholders, excluding the shares owned by Citizens Community MHC, we intend to establish a stock option plan with a number of shares equal to 10% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on the RP Financial appraisal, and a restricted stock plan with a number of shares equal to 4% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on the RP Financial appraisal, worth $473,340 at the purchase price and assuming the maximum of the estimated offering range, for the benefit of directors, officers and employees of Citizens Community Bancorp and Citizens Community Federal. Stock options are paid for by the recipient in an amount equal to the fair market value of the stock on the date of the grant. This payment is not made until the option is actually exercised by the recipient. Restricted stock is a bonus paid in the form of stock rather than cash, and is not paid for by the recipient. Awards under these plans will reduce the voting ^ interest of the original public shareholders by 2.26%. For further discussion regarding these plans, see "Pro Forma Data" and "Management - Benefits -Other Stock Benefit Plans."

^ Our stock price may decline when trading commences.

^ We cannot guarantee that if you purchase shares in the offering that you will be able to sell them at ^ or above the $10.00 purchase price. After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors, including prevailing interest rates, investor perceptions and general industry, geopolitical and economic conditions. Publicly traded stocks, including stocks of financial institutions, have recently experienced substantial market price volatility. These market fluctuations might not be related to the operating performance of particular companies whose shares are traded.

Office of Thrift Supervision policy on remutualization transactions could prohibit acquisition of Citizens Community Bancorp, which may lower our stock price.

               Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. The possibility of a remutualization transaction has recently resulted in a degree of takeover speculation for mutual holding companies which is reflected in the per share price of mutual holding companies' common stock. However, the Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected.

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There may be a limited market for our common stock, which may lower our stock price.

               Although we intend to have Citizens Community Bancorp's stock traded on the OTS Electronic Bulletin Board, there is no guarantee that the shares of Citizens Community Bancorp will be regularly traded. If an active trading market for Citizens Community Bancorp's stock does not develop, you may not be able to sell all of your shares of Citizens Community Bancorp common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and asked price for our common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

               We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Both Citizens Community MHC and Citizens Community Bancorp will be subject to regulation and supervision by the Office of Thrift Supervision. This regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in this regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

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RECENT DEVELOPMENTS
              The selected financial condition and operating data presented below as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited. In the opinion of management, the unaudited selected data contains all adjustments (none of which are other than normal recurring entries) necessary for a fair presentation of the results of such periods. This information should be read in conjunction with the financial statements and notes beginning on page F-1. The selected data as of September 30, 2003, is derived from the audited consolidated financial statements of Citizens Community Federal.

	At December 31, 2003	At September 30, 2003
	(Dollars in Thousands)

Selected Financial Condition Data:
Total Assets	$133,753	$130,400
Cash and Cash Equivalents	1,689	3,074
Loans receivable, net	127,609	123,107
Deposits	121,782	114,963
Borrowings	---	3,700
Equity	11,174	10,991

	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002
	(Dollars in Thousands)

Selected Operations Data:
Interest income	$2,282	$2,174
Interest expense	749	848
Net interest income before provision for loan losses	$1,533	$1,326
Provision for loan losses	96	118
Net interest income after provision for loan losses	$1,437	$1,208
Other non-interest income	406	379
Non-interest expense	1,541	1,432
Income before income taxes	$ 302	$ 155
Income taxes	119	61
Net income	$ 183	$ 94

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	At or for the Three Months Ended December 31, 2003	At or for the Three Months Ended December 31, 2002
	(Dollars in Thousands)

Selected Financial Ratios and Other Data:
Performance Ratios(1):
Return on average assets (ratio of net income to average total assets)	0.55%	0.32%
Return on average equity (ratio of net income to average equity)	6.55%	3.57%
Interest rate spread information:
Average during period	4.80%	4.70%
Net interest margin YTD (2)	4.90%	4.78%
Ratio of operating expense to average total assets	4.63%	4.84%
Ratio of average interest-earning assets to average interest-bearing liabilities	104.02%	102.42%

Assets Quality Ratios:
Non-performing assets to total assets at end of period	0.45%	0.49%
Non-performing loans to total loans	0.47%	0.54%
Allowance for loan losses to non-performing loans	79.74%	67.34%
Allowance for loan losses to loan receivable, net	0.38%	0.37%

Capital Ratios:
Equity to total assets at end of period	8.35%	8.65%

Other Data:
Number of full service offices	9	8

________________
(1) Ratios for three month periods have been annualized.
(2) Net interest income divided by average interest earning assets.

Regulatory Capital Ratios of Citizens Community Federal at December 31, 2003

	Actual		Minimum Capital Requirements		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital (to risk- weighted assets	$11,428	12.54%	$7,290	8.00%	$9,113	10.00%
Tier 1 capital (to risk- weighted assets)	$11,106	12.19%	$3,645	4.00%	$5,468	6.00%
Tier 1 (core) capital (to adjusted tangible assets)	$11,106	8.33%	$5,335	4.00%	$6,669	5.00%

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF RECENT DEVELOPMENTS

Comparison of Financial Condition at December 31, 2003 and September 30, 2003

               Our total assets increased by $3.4 million, or 2.6%, to $133.8 million at December 31, 2003 from $130.4 million at September 30, 2003. The increase reflected growth in deposits, which funded an increase in loans receivable and a decrease in advances from the Federal Home Loan Bank. Net loans increased by $4.5 million, or 3.7%, to $127.6 million at December 31, 2003 from $123.1 million at September 30, 2003. Our increase in loans resulted from an increased volume of one- to four-family mortgage loan originations.

               Total deposits increased by $6.8 million, or 5.9%, to $121.8 million at December 31, 2003 from $115.0 million at September 30, 2003. The increase reflected growth in each of our deposit categories, primarily due to the acquisition on November 1, 2003, of the Mankato, Minnesota branch of another Bank. As part of that acquisition, we obtained $7.9 million of deposits and $800,000 of loans related to the Mankato branch. Certificates of deposit increased only $706,000, as a result of our efforts to reduce higher costing certificates of deposit. Money market accounts and savings accounts increased by $2.8 million and $1.7 million, respectively. The additional funding was used to support loan growth.

               Federal Home Loan Bank advances decreased $3.7 million, or 100.0%, to nothing at December 31, 2003, from $3.7 million at September 30, 2003. The advances were paid off with funds obtained through deposits acquired in the Mankato branch purchase.

               Equity increased $183,000, or 1.3%, to $11.2 million at December 31, 2003 from $11.0 million at September 30, 2003 as a result of $183,000 in net earnings for the quarter ended December 31, 2003.

Comparison of Operating Results for the Three Months Ended December 31, 2003 and 2002

               General. Net income for the three months ended December 31, 2003 was $183,000, an increase of $89,000, or 94.7%, from $94,000 for the three months ended December 31, 2002. The increase in net income resulted from an increase in net interest income and noninterest income and a decrease in the provision for loan losses, partially offset by an increase in noninterest expense.

               Interest Income. Total interest income increased by $108,000, or 4.9%, to $2.3 million for the quarter ended December 31, 2003 from $2.2 million for the quarter ended December 31, 2002. The primary factor for the increase in interest income was the $19.1 million increase in the average balance of loans receivable from $109.0 million for the quarter ended December 31, 2002 to $128.1 million for the quarter ended December 31, 2003. The increase was the result of loan originations exceeding repayments due to strong demand, reflecting generally lower interest rates in fiscal 2003. The average yield on loans receivable decreased to 7.14% from 8.29%, reflecting decreased market rates of interest.

               Interest income from interest-bearing deposits decreased $17,000, or 51.4%, to $18,000 for the quarter ended December 31, 2003 from $35,000 for the quarter ended December 31, 2002.

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The decrease resulted from a decrease in the average balance and the utilization of the proceeds to fund new loan originations.

               Interest Expense. Total interest expense decreased $99,000, or 11.7%, to $749,000 for the quarter ended December 31, 2003 from $848,000 for the quarter ended December 31, 2002. The decrease in interest expense resulted primarily from a decrease in interest expense on deposit accounts. Interest expense on deposits decreased $106,000, or 12.5%, to $742,000 for the quarter ended December 31, 2003 from $848,000 for the quarter ended December 31, 2002. The decrease resulted from a 59 basis point decrease in the average cost of deposits to 2.42% from 3.01%, reflecting generally lower market rates of interest in the 2003 quarter.

               This decrease was partially offset by an increase in the average balance of deposits from $108.9 million for the quarter ended December 31, 2002 to $118.8 million for the quarter ended December 31, 2003. Interest expense on Federal Home Loan Bank advances also increased from nothing during the quarter ended December 31, 2002, to $7,000 for the quarter ended December 31, 2003. The average balance of Federal Home Loan Bank advances for the quarter ended December 31, 2003 was $2.2 million.

               Net Interest Income. Net interest income increased by $207,000, or 15.6%, to $1.5 million for the quarter ended December 31, 2003 from $1.3 million for the quarter ended December 31, 2002. The net interest rate spread and the net interest margin increased during the period, reflecting lower levels of market rates of interest resulting in increased loan demand. The net interest spread increased 10 basis points to 4.80% from 4.70% while the net interest margin increased 12 basis points to 4.90% from 4.78.

               Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level management believes will reflect probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. During the quarter ended December 31, 2003, we recorded a provision for loan losses of $96,000 to reflect a 17.5% increase in loans receivable.

              This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. The allowance for loan losses as a percentage of loans outstanding increased to 0.38% at December 31, 2003 from 0.37% at December 31, 2002. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

               Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part o their examination process, periodically review the allowance for loan losses and may require us to recognize additional provision based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of December 31, 2003 is

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maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable.

               Noninterest Income. Noninterest income increased $27,000, or 7.1%, to $406,000 for the quarter ended December 31, 2003 from $379,000 for the quarter ended December 31, 2002. The increase resulted primarily from new fee income sources added during fiscal 2003, including closing fees of $12,000, form fees of $6,000 and gap insurance of $5,000.

               Noninterest Expense. Noninterest expense increased $109,000, or 7.6%, to $1.5 million for the quarter ended December 31, 2003 from $1.4 million for the quarter ended December 31, 2002. This increase was primarily the result of a $62,000 increase in salaries and employee benefits, due to normal salary increases and additional staffing due to the acquisition of the Mankato branch. Occupancy expense increased by $17,000 and office expenses increased $10,000 as a result of the Mankato branch acquisition. Loan processing fees also increased $15,000 due to increased loan demand.

               Income Tax Expense. Income tax expense increased to $119,000, or 39.5%, of income before income taxes for the quarter ended December 31, 2003 from $61,000, or 39.5%, of income before income taxes for the quarter ended December 31, 2002. The increase was primarily due to the increase in income before the provision for income taxes.

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SELECTED FINANCIAL AND OTHER DATA

            The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years ended September 30 is derived from our audited financial statements. The following information is only a summary and you should read it in conjunction with our financial statements and notes beginning on page F-2.

	September 30,
	2003	2002	2001	2000	1999
	(In Thousands)
Selected Financial Condition Data:
Total assets	$130,400	$115,257	$108,083	$98,750	$97,813
Loans receivable, net	123,107	104,091	93,618	90,935	81,590
Interest-bearing certificates
of deposit	--	1,485	6,931	720	9,392
Deposits	114,963	104,429	98,128	89,336	89,177
Total borrowings	--	--	--	--
Retained earnings	10,991	10,393	9,729	9,169	8,391

	Year Ended September 30,
	2003	2002	2001	2000	1999
	(In Thousands)
Selected Operations Data:
Total interest income	$8,880	$8,493	$8,822	$8,123	$7,392
Total interest expense	3,178	3,859	4,844	4,148	3,994
/Net interest income	5,702	4,634	3,978	3,976	3,398
Provision for loan losses	406	375	230	202	161
Net interest income after provision for loan
losses	5,296	4,259	3,748	3,774	3,237
Fees and service charges	1,009	821	782	660	494
Gain (loss) on sales of loans, mortgage-backed
securities and investment securities	--	--	--	--	--
Other non-interest income	323	286	218	273	230
Total non-interest income	1,332	1,107	1,000	933	724
Total non-interest expense	5,641	4,675	4,189	3,928	3,302
Income before taxes	987	691	559	779	659
Income tax provision(1)	390	27	--	--	--
Net income	$ 597	$ 664	$ 559	$ 779	$ 659

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Selected Financial Ratios and Other Data
	September 30,
	2003	2002	2001	2000	1999
Performance Ratios
ROA (ratio of net income to average total assets)	0.49%	0.60%	0.54%	0.79%	0.71%
Return on assets, net of tax(1)	0.49%	0.37%	0.33%	0.48%	0.43%
Return on equity (ratio of net income to average
equity)	5.59%	6.61%	5.92%	8.87%	8.17%
Return on equity, net of tax(1)	5.59%	4.15%	3.58%	5.36%	4.95%
Interest rate spread information
Average during period	4.80%	4.30%	3.99%	4.25%	3.79%
End of period	4.82%	4.74%	3.88%	4.43%	3.83%
Net interest margin	4.90%	4.39%	4.14%	4.38%	3.85%
Ratio of operating expense to average total assets	4.59%	4.19%	4.05%	4.00%	3.56%
Ratio of average interest-bearing assets to
average interest bearing liabilities	1.05%	1.03%	1.03%	1.11%	1.05%

Quality Ratios
Non-performing assets to total assets at end
of period	0.43%	0.53%	0.37%	0.40%	0.39%
Allowance for loan losses to non-performing
loans	82.92%	65.36%	75.74%	84.09%	83.80%
Allowance for loan losses to net loans	0.38%	0.34%	0.33%	0.37%	0.33%

Capital Ratios
Equity to total assets at end of period	8.43%	9.02%	9.00%	9.29%	8.58%
Average equity to average assets	8.70%	9.01%	9.14%	8.93%	8.68%

Other Data
Number of full-service offices	8	7	6	6	4

_________________
(1)            Until its conversion to a federally chartered mutual savings bank on December 10, 2001, Citizens Community Federal was a credit union, exempt from federal and state income taxes. Had Citizens Community Federal been subject to federal and state income taxes for the fiscal years ended September 30, 2002, 2001, 2000 and 1999, income tax expense would have been approximately $273,000, $221,000, $308,000 and $260,000, respectively, and net income would have been approximately $418,000, $338,000, $471,000 and $399,000, respectively.

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CITIZENS COMMUNITY BANCORP

              ^ ^ Citizens Community Bancorp will be incorporated under Federal law to hold all of the stock of Citizens Community Federal. Citizens Community Bancorp has applied for the approval of the Office of Thrift Supervision to become a savings and loan holding company and will be subject to regulation by that agency. After we complete the stock sale, Citizens Community Bancorp will be a unitary savings and loan holding company. See "How We are Regulated - Citizens Community Bancorp." Citizens Community Bancorp will have no significant assets other than all of the outstanding shares of common stock of Citizens Community Federal, the $3.03 million of the net proceeds it keeps and its loan to The Citizens Community Bancorp employee stock ownership plan. Citizens Community Bancorp will have no significant liabilities. See "How We Intend to Use the Proceeds." Initially, the management of Citizens Community Bancorp and Citizens Community Federal will be substantially the same and Citizens Community Bancorp will use the offices of Citizens Community Federal. Citizens Community Bancorp intends to utilize the support staff of Citizens Community Federal from time to time and will pay Citizens Community Federal for this expense. If Citizens Community Bancorp expands or changes its business in the future, we may hire our own employees.

               We believe the proposed mutual holding company structure will give us more flexibility to change our business activities by forming new companies which we own, or by buying other companies, including other financial institutions and financial services companies. We do not have any current plans to do these things. Citizens Community Bancorp intends to pay for its business activities with the proceeds it keeps from the stock sale and the money we earn from investing the proceeds, as well as from dividends from Citizens Community Federal. See "Our Policy Regarding Dividends."

               The principal executive offices of Citizens Community Bancorp will be located at 2174 Eastridge Center, Eau Claire, Wisconsin 54701, and its telephone number will be (715) 836-9994.

CITIZENS COMMUNITY FEDERAL

               Citizens Community Federal is a federally chartered and insured mutual savings institution with nine full service offices. At September 30, 2003, Citizens Community Federal had total assets of $130.4 million, total deposits of $115.0 million and retained earnings of $11.0 million. For more information regarding the business and operations of Citizens Community Federal, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of Citizens Community Federal."

               Citizens Community Federal is examined and regulated by the Office of Thrift Supervision, its primary federal regulator. Citizens Community Federal is also regulated by the FDIC. Citizens Community Federal is required to have certain reserves set by the Federal Reserve Board and is a member of the Federal Home Loan Bank of Chicago, which is one of the 12 regional banks in the Federal Home Loan Bank System.

               The executive offices of Citizens Community Federal are located at 2174 Eastridge Center, Eau Claire, Wisconsin 54701, and its telephone number is (715) 836-9994.

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CITIZENS COMMUNITY MHC

            As part of the restructuring of Citizens Community Federal pursuant to the Plan of Reorganization and Stock Issuance Plan, Citizens Community Federal will organize the Citizens Community MHC as a federal mutual holding company. Persons with membership or liquidation rights in Citizens Community Federal as of the date of the reorganization will continue to have these rights in Citizens Community MHC after the reorganization as long as they remain depositors of Citizens Community Federal. Members of Citizens Community MHC, consisting solely of depositors of Citizens Community Federal, will have the authority to elect the board of directors of Citizens Community MHC.

            Citizens Community MHC's principal assets will be the shares of common stock, par value $.01 per share, of Citizens Community Bancorp received in the reorganization and $100,000 contributed by Citizens Community Federal as its initial capitalization. Initially, Citizens Community MHC does not intend to conduct any business except to own a majority of the common stock of Citizens Community Bancorp and invest any money it has. Citizens Community MHC will be a mutual corporation chartered under federal law and regulated by the Office of Thrift Supervision. Citizens Community MHC will be subject to the limitations and restrictions imposed on savings and loan holding companies by the Home Owners' Loan Act. See "How We are Regulated -Citizens Community MHC."

            The executive offices of Citizens Community MHC will be located at 2174 Eastridge Center, Eau Claire, Wisconsin 54701, and its telephone number will be (715) 836-9994.

HOW WE INTEND TO USE THE PROCEEDS

            Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the reorganization is completed, we presently anticipate that the net proceeds from the sale of the shares of common stock will be between $5.8 million and $7.9 million and up to $9.2 million assuming an increase in the estimated value of the common stock sold in the reorganization by 15%. See "Pro Forma Data" and "Citizens Community Federal's Reorganization and Stock Issuance - How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering" as to the assumptions used to arrive at such amounts.

            We intend to use the net proceeds received from the stock offering as follows:

	Minimum	Maximum;	Maximum, as adjusted

Retained by Citizens Community Bancorp and initially placed in short-term investments for general corporate purposes	$2,179,780	$3,027,820	$3,515,818
Employee Stock Ownership Plan loan	699,720	946,680	1,088,682
Used to buy the stock of Citizens Community Federal	2,879,500	3,974,500	4,604,500
Net proceeds from stock offering	$5,759,000	$7,949,000	$9,209,000

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            Citizens Community Bancorp will retain 50% of the net reorganization proceeds from which the loan to be made to the employee stock ownership plan will be made, and will purchase all of the capital stock of Citizens Community Federal to be issued in the reorganization in exchange for the remaining reorganization proceeds. Citizens Community Bancorp intends to use a portion of the net proceeds to make a loan directly to the employee stock ownership plan to enable the employee stock ownership plan to purchase up to a number of shares equal to 8.0% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on the RP Financial appraisal. Based upon the issuance of 69,972 shares of common stock and 94,668 shares of common stock at the minimum and maximum of the estimated offering range, respectively, the loan to the employee stock ownership plan would be $699,720 and $946,680, respectively. See "Management - Benefits - Employee Stock Ownership Plan." The remaining net proceeds retained by Citizens Community Bancorp initially may be used to invest in U.S. Government and federal agency securities of various maturities, mortgage-backed or other securities, deposits in either Citizens Community Federal or other financial institutions, or a combination thereof. The net proceeds may ultimately be used to:
  support Citizens Community Federal's lending activities;

  repay borrowings in the ordinary course of business; or

  support the future expansion of operations through the establishment of additional banking offices or other customer facilities or through acquisitions of other financial institutions or branch offices, although no such acquisition transactions are specifically being considered at this time.
The net proceeds from the reorganization may also be used for other business and investment purposes, including the payment of regular or special cash dividends, possible repurchases of the common stock or returns of capital. Citizens Community Bancorp and Citizens Community Federal have committed however, not to take any action to further the payment of any return of capital on the common stock during the one-year period subsequent to completion of the reorganization. Management of Citizens Community Bancorp may consider expanding or diversifying its activities, as such opportunities become available.

            Following the completion of the reorganization, to the extent permitted by the Office of Thrift Supervision and based upon then existing facts and circumstances, Citizens Community Bancorp's board of directors may determine to repurchase shares of common stock, subject to any applicable statutory and regulatory requirements. Such facts and circumstances may include but not be limited to:
  market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in Citizens Community Bancorp's return on equity;

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  the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and

  any other circumstances in which repurchases would be in the best interests of Citizens Community Bancorp and its stockholders.
Any stock repurchases will be subject to the determination of Citizens Community Bancorp's board of directors that Citizens Community Federal will be capitalized in excess of all applicable regulatory requirements after any such repurchases.

            The portion of the net proceeds used by Citizens Community Bancorp to purchase the capital stock of Citizens Community Federal will be added to Citizens Community Federal's general funds to be used for general corporate purposes, including increased lending activities. The amount of net proceeds received by Citizens Community Federal will further strengthen Citizens Community Federal's capital position, which already exceeds all regulatory requirements. After the reorganization, based upon the maximum of the estimated offering range, Citizens Community Federal's tangible capital ratio will be approximately 10.36%. As a result, Citizens Community Federal will continue to be a well-capitalized institution.

            The net proceeds may vary because total expenses of the reorganization may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the reorganization is adjusted to reflect a change in the estimated pro forma market value of Citizens Community Federal. Payments for shares made through withdrawals from existing investment by Citizens Community Federal but will result in a reduction of Citizens Community Federal's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

MARKET FOR THE COMMON STOCK

            Because this is our initial public offering, there is no market for our common stock at this time. After we complete the offering, we anticipate that our common stock will be traded on the Over-the-Counter Electronic Bulletin Board. In order to be eligible for trading on the Over-the-Counter Electronic Bulletin Board, we must remain current in our periodic reporting with the Securities and Exchange Commission. Keefe, Bruyette & Woods has indicated its intention to register with the National Association of Securities Dealers, Inc. to be able to trade our common stock and to assist us in identifying other firms to do the same. This may include the solicitation of potential buyers and sellers in order to match buy and sell orders. However, Keefe, Bruyette & Woods will not be subject to any obligation with respect to these efforts.

            The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within the control of Citizens Community Bancorp, Citizens Community Federal or any market maker. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the subscription price of $10.00 per share. Therefore, purchasers of the common stock should have a long-term investment intent and should recognize that there may be a limited trading market in the common stock. This

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may make it difficult to sell the common stock after the reorganization and stock issuance and may have an adverse effect on the price at which the common stock can be sold.

OUR POLICY REGARDING DIVIDENDS

             Following completion of the reorganization, the board of directors of Citizens Community Bancorp intends to pay quarterly cash dividends on the common stock, beginning after the first quarter following completion of the reorganization and stock issuance. The initial annual dividend rate to be paid on the common stock will be at an annualized rate of $0.20 per share. The continued payment of dividends will depend upon a number of factors, including capital requirements, Citizens Community Bancorp's and Citizens Community Federal's financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions.^ Based upon the offering expenses and other assumptions described in "Pro Forma Data," we expect to have between $5.8 million and $7.9 million in net proceeds at the minimum and maximum of the offering, respectively, that, subject to annual earnings and expenses, could be used to pay dividends. Future dividends are not guaranteed and will depend on our ability to pay them.

            If Citizens Community Bancorp pays dividends to its stockholders, it also will be required to pay dividends to Citizens Community MHC, unless Citizens Community MHC elects to waive the receipt of dividends. We anticipate that Citizens Community MHC will waive dividends paid by Citizens Community Bancorp. Any decision to waive dividends will be subject to regulatory approval. Under Office of Thrift Supervision regulations, public stockholders would not be diluted for any dividends waived by Citizens Community MHC in the event Citizens Community MHC converts to stock form. See "Regulation - Holding Company Regulation."

            Dividends from Citizens Community Bancorp will depend, in large part, upon receipt of dividends from Citizens Community Federal, because Citizens Community Bancorp initially will have no source of income other than dividends from Citizens Community Federal, earnings from the investment of proceeds from the sale of shares of common stock retained by Citizens Community Bancorp, and interest payments with respect to Citizens Community Bancorp's loan to the employee stock ownership plan. A regulation of the Office of Thrift Supervision imposes limitations on "capital distributions" by savings institutions. See "How We Are Regulated - Limitations on Dividends and Other Capital Distributions."

            Any payment of dividends by Citizens Community Federal to Citizens Community Bancorp which would be deemed to be drawn out of Citizens Community Federal's bad debt reserves would require a payment of taxes at the then-current tax rate by Citizens Community Federal on the amount of earnings deemed to be removed from the reserves for such distribution. Citizens Community Federal does not intend to make any distribution to Citizens Community Bancorp that would create such a federal tax liability. See "Taxation."

             No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. If Citizens Community MHC does not waive the receipt of any dividends from Citizens Community Bancorp, the amount of dividends payable by Citizens Community Bancorp to public stockholders may be reduced. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by Office of Thrift Supervision policy

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and regulations, be paid in addition to, or in lieu of, regular cash dividends. Citizens Community Bancorp has no intention to initiate any action which leads to a return of capital (as distinguished from a dividend) to stockholders. Regulations of the Office of Thrift Supervision prohibit a return of capital during the three-year term of the business plan submitted by Citizens Community Bancorp to the office of Thrift Supervision in connection with the stock offering. Citizens Community Bancorp intends to file consolidated tax returns with Citizens Community Federal. Accordingly, it is anticipated that any cash distributions made by Citizens Community Bancorp to its stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes.

PRO FORMA DATA

            The actual net proceeds from the sale of the common stock cannot be determined until the reorganization is completed. However, net proceeds are currently estimated to be between $5.8 million and $7.9 million, or $9.2 million in the event the estimated offering range is increased by 15%, based upon the following assumptions:
  all shares of common stock will be sold in the offering of non-transferable rights to subscribe for the common stock, in order of priority, to Eligible Account Holders, the employee stock ownership plan, Supplemental Eligible Account Holders, Other Members and Directors, Officers and Employees ("Subscription Offering");

  no fees will be paid to Keefe, Bruyette & Woods, Inc. on shares purchased by (1) the employee stock ownership plan and any other employee benefit plan of Citizens Community Bancorp or Citizens Community Federal or (2) officers, directors, employees and members of their immediate families;

  Keefe, Bruyette & Woods, Inc. will receive a fee equal to the greater of 1.50% of the aggregate purchase price for sales in the Subscription Offering (excluding the sale of shares to the employee stock ownership plan, employee benefit plans, officers, directors and their immediate families) or $100,000;

  total expenses, including the marketing fees paid to Keefe, Bruyette & Woods, Inc. will be between $531,000 and $561,000, or $578,000 in the event the estimated offering range is increased by 15%. Actual expenses may vary from those estimated.
            Pro forma consolidated net income and stockholders' equity of Citizens Community Bancorp have been calculated for the fiscal year ended September 30, 2003, as if the common stock to be issued in the Offerings had been sold at the beginning of the period and the net proceeds had been invested at 1.15%, which represents the yield on one-year U.S. Government securities at September 30, 2003. In light of changes in interest rates in recent periods, this yield is deemed by Citizens Community Bancorp and Citizens Community Federal to more accurately reflect pro forma reinvestment rates than the arithmetic average method. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. A tax rate of 39.5% has been assumed for the period, resulting in an after-tax yield of 0.70% for the year ended September 30, 2003. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock,

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as adjusted to give effect to the shares purchased by the employee stock ownership plan. See Note 3 to the tables below. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. As discussed under "How We Intend to Use the Proceeds,"Citizens Community Bancorp intends to make a loan to fund the purchase of the common stock by the employee stock ownership plan and intends to retain $3.0 million of the net proceeds at the maximum of the offering range from the Offerings.

            No effect has been given in the tables to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Management - Benefits - Other Stock Benefit Plans." The table below gives effect to the restricted stock plan, which is expected to be adopted by Citizens Community Bancorp following the reorganization and presented along with the stock option plan to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the completion of the reorganization. If the restricted stock plan is approved by stockholders, the restricted stock plan intends to acquire an amount of common stock equal to 4.0% of the maximum amount of shares of common stock which could be sold by us to the public in a mutual holding company reorganization under federal regulations based upon the RP Financial appraisal, either through open market purchases or from authorized but unissued shares of common stock, if permissible. The table below assumes that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the restricted stock plan are purchased in the open market at the purchase price in the Offerings. No effect has been given to Citizens Community Bancorp's results of operations after the reorganization, the market price of the common stock after the reorganization or a less than 4.0% purchase by the restricted stock plan.

             The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of Citizens Community Bancorp computed in accordance with generally accepted accounting principles ("GAAP"). Citizens Community Bancorp is offering its common stock on a best efforts basis. Citizens Community Bancorp must sell a minimum of 629,000 shares to complete its offering.

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	At or For the Year Ended September 30, 2003
	629,000 Shares Sold at $10.00 Per Share (Minimum of Range)	740,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	851,000 Shares Sold at $10.00 Per Share (Maximum of Range)	978,650 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)

Gross proceeds	$ 6,290	$ 7,400	$ 8,510	$ 9,787
Less offering expenses and commissions	531	546	561	578
Estimated net proceeds	$ 5,759	$ 6,854	$ 7,949	$ 9,209

Less: Shares purchased by the employee stock ownership plan(2)	$ (700)	$ (832)	$ (947)	$ (1,089)
Shares purchased by the restricted stock plan(3)	(350)	(412)	(473)	(544)

Estimated proceeds available for investment(4)	$ 4,709	$ 5,619	$ 6,529	$ 7,575

Net income:
Historical	$ 597	$ 597	$ 597	$ 597
Pro forma adjustments:
Pro forma income on net proceeds	32	38	45	52
Pro forma employee stock ownership plan adjustment	(42)	(50)	(57)	(66)
Pro forma restricted stock plan adjustment(3)	(42)	(50)	(57)	(66)

Pro forma net income	$ 545	$ 535	$ 528	$ 517

Net income per share:
Historical	$ 0.35	$ 0.29	$ 0.26	$ 0.22
Pro forma adjustments:
Pro forma income on net proceeds, as adjusted	0.02	0.02	0.02	0.02
Pro forma employee stock ownership plan adjustment(3)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma restricted stock plan adjustment(5)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma net income per share(3)(5)(6)	$ 0.33	$ 0.27	$ 0.24	$ 0.20

Number of shares outstanding for pro forma net income per share calculations(5)	1,722,025	2,025,912	2,329,799	2,679,269

Offering price to pro forma net income per share	30.30x	37.04x	41.67x	50.00x

(Footnotes on next page)

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	At or For the Year Ended September 30, 2003
	629,000 Shares Sold at $10.00 Per Share (Minimum of Range)	740,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	851,000 Shares Sold at $10.00 Per Share (Maximum of Range)	978,650 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)
Stockholders' equity:
Historical	$10,991	$10,991	$10,991	$10,991
Estimated net proceeds	5,759	6,854	7,949	9,209
Less:
Capitalization of MHC	(100)	(100)	(100)	(100)
Common stock acquired by the employee stock ownership plan(2)	(700)	(823)	(947)	(1,089)
Common stock to be acquired by the restricted stock plan(3)	(350)	(412)	(473)	(544)
Pro forma stockholders' equity(2)(3)(7)	$15,600	$16,510	$17,420	$18,467

Stockholders' equity per share:
Historical	$6.16	$5.23	$4.55	$3.96
Estimated net proceeds	3.23	3.26	3.29	3.32
Less:
Capitalization of MHC	(0.06)	(0.05)	(0.04)	(0.04)
Common stock acquired by the employee stock ownership plan(2)	(0.39)	(0.39)	(0.39)	(0.39)
Common stock to be acquired by the restricted stock plan(3)	(0.20)	(0.20)	(0.20)	(0.20)
Pro forma stockholders' equity per share(3)(5)(6)(7)	$8.74	$7.85	$7.21	$6.65

Offering price as a percentage of pro forma stockholders' equity(5)	114.42%	127.39%	138.70%	150.38%

Number of shares outstanding for pro forma stockholders' equity per share calculations(5)	1,785,000	2,100,000	2,415,000	2,777,250
_________________

(1)            As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the reorganization.

(2)            It is assumed that a number of shares equal to 8.0% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP ^ Financial's appraisal will be purchased by the employee stock ownership plan with funds loaned by Citizens Community Bancorp. Citizens Community Bancorp and Citizens Community Federal intend to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. The pro forma net earnings assumes (i) that the loan to the employee stock ownership plan is payable over 10 years, with the employee stock ownership plan shares having an average fair value of $10.00 per share in accordance with SOP 93-6 of the AICPA , entitled "Employers' Accounting for Employee Stock Ownership Plans," and (ii) the effective tax rate was 39.5% for the period. See "Management - Benefits -- 401(k) Employee Stock Ownership Plan."

(3)            It is assumed that the restricted stock plan will purchase, following stockholder approval of such plan, a number of shares of common stock equal to 4.0% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP ^ Financial's appraisal, for issuance to directors, officers and employees. Funds used by the restricted stock plan to purchase the shares initially will be contributed to the restricted stock plan by Citizens Community

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Bancorp. It is further assumed that the shares were acquired by the restricted stock plan at the beginning of the period presented in open market purchases at the $10.00 purchase price and that 20% of the amount contributed, net of taxes, was an amortized expense during the year ended September 30, 2003. The issuance of authorized but unissued shares of common stock pursuant to the restricted stock plan would dilute the voting interests of existing stockholders by approximately 1.92% and under such circumstances pro forma net income per share for the year ended September 30, 2003 would be $0.31, $0.26, $0.22 and $0.19, at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at September 30, 2003 would be $8.76, $7.90, $7.27 and $6.71 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the restricted stock plan will be $10.00 per share. See "Management - Benefits -- Other Stock Benefit Plans."

(4)            Estimated proceeds available for investment consists of the estimated net proceeds from the reorganization minus (i) the proceeds attributable to the purchase by the employee stock ownership plan and (ii) the value of the shares to be purchased by the restricted stock plan, subject to stockholder approval, after the reorganization at an assumed purchase price of $10.00 per share.

(5)            The per share calculations are determined by adding the number of shares sold in the reorganization and for purposes of calculating net income per share, in accordance with SOP 93-6, subtracting 62,975 shares, 74,088 shares, 85,201 shares, and 97,981 shares, at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively, representing the employee stock ownership plan shares which have not been committed for release during the year ended September 30, 2003. See note 3 above. For purposes of calculating pro forma stockholders' equity per share, it is assumed that shares outstanding total 1,785,000 shares at the minimum of the estimated pro forma market value of Citizens Community Federal, or the estimated valuation range, 2,100,000 shares at the midpoint of the range, 2,415,000 shares at the maximum of the range and 2,777,250 shares at 15% above the maximum of the range, respectively.

(6)            No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which will be adopted by Citizens Community Bancorp following the reorganization and presented for approval by stockholders at an annual or special meeting of stockholders of Citizens Community Bancorp held at least six months following the completion of the reorganization. If the stock option plan is approved by stockholders, a number of shares equal to 10% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP ^ Financial's appraisal, or 87,465 shares at the minimum of the estimated offering range, 102,900 shares at the midpoint of the range, 118,335 shares at the maximum of the range and 136,085 shares at 15% above the maximum of the range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of common stock pursuant to the exercise of options under the stock option plan will result in the dilution of existing stockholders' voting interests by approximately 4.67%. Assuming stockholder approval of the stock option plan, that all these options were exercised at the beginning of the period at an exercise price of $10.00 per share and that the shares to fund the restricted stock plan are acquired through open market purchases at the purchase price, pro forma net income per share for the year ended September 30, 2003 would be $0.30, $0.25, $0.22 and $0.19 at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at September 30, 2003 would be $8.80, $7.96, $7.34and $6.81 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively. See "Management - Benefits -- Other Stock Benefit Plan."

(7)            The equity capital of Citizens Community Federal will be substantially restricted because of the liquidation account set up in connection with this offering and certain distributions from Citizens Community Federal's equity capital may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause Citizens Community Federal to have additional taxable income. See "Taxation - Federal Taxation." Pro forma stockholders' equity and pro forma stockholders' equity per share do not give effect to the bad debt reserves established by Citizens Community Federal for federal income tax purposes in the event of a liquidation of Citizens Community Federal.

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CAPITALIZATION

            The following table presents the historical capitalization of Citizens Community Federal at September 30, 2003, and the pro forma consolidated capitalization of Citizens Community Bancorp after giving effect to the reorganization, excluding assumed earnings on the net proceeds, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data." Citizens Community Bancorp is offering its common stock on a best efforts basis. Citizens Community Bancorp must sell a minimum of 629,000 shares to complete its offering.

	Citizens Community Bancorp - Pro Forma Based Upon Sale at $10.00 Per Share
	Citizens Community Federal- Historical Capitalization	629,000 Shares (Minimum of Range)	740,000 Shares (Midpoint of Range)	851,000 Shares (Maximum of Range)	978,650 Shares(1) (Maximum of Range, as adjusted)
	(In Thousands)

Deposits(2)	$114,963	$114,963	$114,963	$114,963	$114,963
Borrowings	3,700	3,700	3,700	3,700	3,700
Total	$118,663	$118,663	$118,663	$118,663	$118,663

Stockholders' equity
Preferred stock, $.01 par value, 1,000,000 shares authorized; none to be issued	$ ---	$ ---	$ ---	$ ---	$ ---
Common stock, $.01 par value, 5,000,000 shares authorized; shares to be issued as reflected(3)	---	18	21	24	28
Additional paid-in capital	---	5,741	6,833	7,925	9,181
Retained earnings	10,991	10,891(4)	10,891(4)	10,891(4)	10,891(4)
Less:
Common stock to be acquired by the employee stock ownership plan(5)	---	(700)	(823)	(947)	(1,089)
Common stock to be acquired by the restricted stock plan(6)	---	(350)	(412)	(473)	(544)

Total stockholders' equity	$ 10,991	$ 15,600	$ 16,510	$ 17,420	$ 18,466
________________

(1)   As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the reorganization.

(2)   Does not reflect withdrawals from deposit accounts for the purchase of common stock in the reorganization. Such withdrawals would reduce pro forma deposits by the amount of the withdrawals.

(3)   Reflects the issuance of the shares of common stock to be sold in the reorganization. No effect has been given to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."

(4)   Amount reflects $100,000 contribution by Citizens Community Bancorp to Citizens Community MHC.

(5)   Assumes that 8.0% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal will be purchased by the employee stock ownership plan, which is reflected as a reduction from stockholders' equity. The employee stock ownership plan shares will be purchased

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with funds loaned to the employee stock ownership plan by Citizens Community Bancorp. See "Pro Forma Data" and "Management - Benefits - 401(k) Employee Stock Ownership Plan."

(6)   Citizens Community Bancorp intends to adopt the restricted stock plan and to submit such plan to stockholders at an annual or special meeting of stockholders held at least six months following the completion of the reorganization. If the plan is approved by stockholders, Citizens Community Bancorp intends to contribute sufficient funds to the restricted stock plan to enable the plan to purchase a number of shares of common stock equal to 4.0% of the maximum amount of shares of common stock that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP ^ Financial's appraisal. This assumes that stockholder approval has been obtained and that the shares have been purchased in the open market at the purchase price. However, in the event Citizens Community Bancorp issues authorized but unissued shares of common stock to the restricted stock plan, the voting interests of existing stockholders would be diluted approximately 1.92%. The shares are reflected as a reduction of stockholders' equity. See "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."

CITIZENS COMMUNITY FEDERAL
EXCEEDS ALL REGULATORY CAPITAL REQUIREMENTS

            At September 30, 2003, Citizens Community Federal exceeded all of the regulatory capital requirements applicable to it. The table on the following page sets forth the historical regulatory capital of Citizens Community Federal at September 30, 2003 and the pro forma regulatory capital of Citizens Community Federal after giving effect to the reorganization, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Citizens Community Federal of 50% of the net stock proceeds, after expenses. The pro form risk-based capital amounts assume the investment of the net proceeds received by Citizens Community Federal in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at September 30, 2003.

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			Pro Forma at September 30, 2003(1)
	Historical at September 30, 2003		629,000 Shares Sold at $10.00 per Share		^ 740,000 Shares Sold at $10.00 per Share		851,000 Shares Sold at $10.00 per Share		978,650 Shares Sold at $10.00 per Share
	Amount	Percent of Assets(2)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)

Equity capital under GAAP	$10,991	8.43%	$12,771	^ 9.68%	$13,133	9.93%	$13,495	10.18%	$13,912	10.49%

Tangible capital:
Actual	$11,135	8.55%	^ $12,615	9.58%	$12,977	9.83%	$13,339	10.07%	^ $13,756	10.35%
Requirement	1,954	1.50	^ 1,976	1.50	1,981	1.50	1,987	1.50	1,993	1.50

^ Excess	$ 9,181	7.05%	^ $10,639	8.08%	$10,996	8.33%	$11,353	8.57%	^ $11,763	8.85%

Core capital:
Actual	$11,135	8.55%	^ $12,615	9.58%	$12,977	9.83%	$13,339	10.07%	^ $13,756	10.35%
Requirement	5,210	4.00	^ 5,269	4.00	5,283	4.00	5,298	4.00	^ 5,314	4.00

Excess	$ 5,925	4.55%	$ ^ 7,346	5.58%	$ ^ 7,694	5.83%	$ 8,042	6.07%	$ ^ 8,442	6.35%

Risk-based capital:
Actual	$11,458	12.86%	^ $12,938	14.47%	$13,300	14.86%	$13,662	^ 15.26%	$14,079	15.71%
^ Requirement	7,129	8.00	^ 7,153	8.00	7,159	8.00	7,165	8.00	7,171	8.00

^ Excess	$ 4,329	4.86%	$ ^ 5,785	6.47%	$ ^ 6,141	6.86%	$ ^ 6,498	7.26%	$ 6,908	7.71%

^________________
(1)   Assumes the release of the pledge on the existing $300,000 pledged deposit account, which reduces core capital by $300,000.
(2)   Adjusted total or adjusted risk-weighted assets, as appropriate.

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OUR REORGANIZATION AND STOCK OFFERING

            The board of directors of Citizens Community Federal and the Office of Thrift Supervision have approved the Plan of Reorganization and Stock Issuance Plan. Office of Thrift Supervision approval is subject to approval of the Plan of Reorganization by our members and the satisfaction of certain other conditions imposed by the Office of Thrift Supervision. Office of Thrift Supervision approval does not constitute recommendation or endorsement of the Plan of Reorganization.

General

            The board of directors of Citizens Community Federal adopted the Plan of Reorganization and Stock Issuance Plan. Under this plan, Citizens Community Federal will reorganize into the federal mutual holding company structure as a wholly owned subsidiary of Citizens Community Bancorp, which in turn will be a majority-owned subsidiary of Citizens Community MHC. Following receipt of all required regulatory approvals, the approval of the members of Citizens Community Federal entitled to vote on the plan of reorganization, and the satisfaction of all other conditions precedent to the reorganization, Citizens Community Federal will complete the reorganization. Citizens Community Federal in its stock form will continue to conduct its business and operations from the same offices with the same personnel as Citizens Community Federal conducted prior to the reorganization. The reorganization will not affect the balances, interest rates or other terms of Citizens Community Federal's loans or deposit accounts, and the deposit accounts will continue to be insured by the FDIC. Citizens Community MHC initially will be capitalized with $100,000. When the reorganization is completed, this capital will be used for general corporate purposes.

            Pursuant to the plan of reorganization, we will accomplish our corporate change as follows or in any other manner that is consistent with applicable federal law and regulations and the intent of the plan of reorganization:

            (1)            Citizens Community Federal will organize an interim stock savings bank as a wholly-owned subsidiary ("Interim One");

            (2)            Interim One will organize an interim stock savings bank as a wholly-owned subsidiary ("Interim Two");

            (3)            Interim One will organize Citizens Community Bancorp as a wholly-owned subsidiary;

            (4)            Citizens Community Federal will exchange its charter for a federal stock savings bank charter to become Citizens Community Federal and Interim One will exchange its charter for a federal mutual holding company charter to become Citizens Community MHC;

            (5)            simultaneously with step (4), Interim Two will merge with and into Citizens Community Federal with Citizens Community Federal as the resulting institution;

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            (6)            all of the initially issued stock of Citizens Community Federal will be transferred to Citizens Community MHC in exchange for membership interests in Citizens Community MHC;

            (7)            Citizens Community MHC will contribute the capital stock of Citizens Community Federal to Citizens Community Bancorp, and Citizens Community Federal will become a wholly-owned subsidiary of Citizens Community Bancorp; and

            (8)            contemporaneously with the reorganization, Citizens Community Bancorp will offer for sale in the Stock Offering shares of common stock based on the pro forma market value of Citizens Community Bancorp and Citizens Community Federal.

            Citizens Community Bancorp expects to receive the approval of the Office of Thrift Supervision to become a savings and loan holding company and to own all of the common stock of Citizens Community Federal. Citizens Community Bancorp intends to retain $3.0 million of the net proceeds of the Stock Offering. The reorganization will be effected only upon completion of the sale of all of the shares of common stock to be issued pursuant to the plan of reorganization.

            The following is a summary of material aspects of the reorganization and stock issuance. The summary is qualified in its entirety by reference to the provisions of the Plan of Reorganization and Stock Issuance Plan. Copies of the Plan of Reorganization and Stock Issuance Plan are available for inspection at any office of Citizens Community Federal and at the Office of Thrift Supervision. The Plan of Reorganization and Stock Issuance Plan are also filed as an exhibit to the Registration Statement of which this prospectus is a part, copies of which may be obtained from the SEC. See "Additional Information."

Our Reasons for the Corporate Change

            As a mutual institution, Citizens Community Federal has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital. Only by generating and retaining earnings from year to year is Citizens Community Federal able to increase its capital position.

            As a stock corporation upon completion of the reorganization, Citizens Community Federal will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of Citizens Community Federal's or Citizens Community Bancorp's capital stock will allow Citizens Community Federal the flexibility to increase its capital position more rapidly than by accumulating earnings and at times deemed advantageous by the board of directors of Citizens Community Federal. It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require. The ability to attract new capital also will help Citizens Community Federal address the needs of the communities it serves and enhance its ability to make acquisitions or expand into new businesses. The acquisition alternatives available to Citizens Community Federal are quite

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limited as a mutual institution, because of a requirement in Office of Thrift Supervision regulations that the surviving institution in a merger involving a mutual institution generally must be in mutual form. After the reorganization, Citizens Community Federal will have increased ability to merge with other mutual and stock institutions and Citizens Community Bancorp may acquire control of other mutual or stock savings associations and retain the acquired institution as a separate subsidiary of Citizens Community Bancorp. Finally, the ability to issue capital stock will enable Citizens Community Federal to establish stock compensation plans for directors, officers and employees, giving them equity interests in Citizens Community Federal and greater incentive to improve its performance. For a description of the stock compensation plans which will be adopted by Citizens Community Federal in connection with the reorganization, see "Management." Although Citizens Community Federal's ability to raise capital and general business flexibility will be improved by this reorganization, these advantages will be limited by the requirement in applicable laws and regulations that a mutual holding company maintain a majority ownership interest in its savings bank holding company subsidiary. These advantages will also be limited by Citizens Community Bancorp's offering of up to 49.9% of its to-be-outstanding common stock, which will affect Citizens Community Bancorp's ability to issue additional shares of common stock in the future without additional issuances of stock to Citizens Community MHC.

            The advantages of the reorganization also could be achieved if Citizens Community Federal were to reorganize into a wholly-owned subsidiary of a stock holding company, known as a standard conversion, rather than as a second-tier subsidiary of a mutual holding company. A standard conversion also would free Citizens Community Federal from the restrictions on its ability to raise capital which result from the requirement that its mutual holding company maintain a majority ownership interest in Citizens Community Bancorp.

            Office of Thrift Supervision regulations require that savings institutions converting to stock form in a standard conversion sell all of their to-be-outstanding capital stock rather than a minority interest. The amount of equity capital that would be raised in a standard conversion would be substantially more than the amount raised in a minority stock offering by a subsidiary of a mutual holding company. A standard conversion would make it more difficult for Citizens Community Federal to maximize the return on its equity. A standard conversion also would eliminate all aspects of the mutual form of organization. Completion of the reorganization does not eliminate the possibility of Citizens Community MHC converting from mutual to stock form in the future; however, a full conversion is not contemplated at this time. See "Citizens Community MHC May Consider Converting to Stock Form in the Future."

            After considering the advantages and disadvantages of the reorganization, as well as applicable fiduciary duties and alternative transactions, including a reorganization into a wholly-owned subsidiary of a stock holding company rather than as a second-tier subsidiary of a mutual holding company, the board of directors of Citizens Community Federal unanimously approved the reorganization as being in the best interests of Citizens Community Federal and equitable to its account holders.

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Effects of the Corporate Change

            General. The reorganization will have no effect on Citizens Community Federal's present business of accepting deposits and investing its funds in loans and other investments permitted by law. The reorganization will not result in any change in the existing services provided to depositors and borrowers, or in existing offices, management and staff. Citizens Community Federal will continue to be subject to regulation, supervision and examination by the Office of Thrift Supervision and the FDIC.

            Deposits and Loans. Each holder of a deposit account in Citizens Community Federal at the time of the reorganization will continue as an account holder in Citizens Community Federal after the reorganization, and the reorganization will not affect the deposit balance, interest rate or other terms of such accounts. Each account will be insured by the FDIC to the same extent as before the reorganization. Depositors in Citizens Community Federal will continue to hold their existing certificates, passbooks and other evidence of their accounts. The reorganization will not affect the loan terms of any borrower from Citizens Community Federal. The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the reorganization. See "-- Voting Rights" and "-- Depositors Rights if We Liquidate" below for a discussion of the effects of the reorganization on the voting and liquidation rights of the depositors of Citizens Community Federal.

            Continuity. During the reorganization and stock issuance process, the normal business of Citizens Community Federal of accepting deposits and making loans will continue without interruption. Following completion of the reorganization and stock issuance, Citizens Community Federal will continue to be subject to regulation by the Office of Thrift Supervision, and FDIC insurance of accounts will continue without interruption. After the reorganization and stock issuance, Citizens Community Federal will continue to provide services for depositors and borrowers under current policies and by its present management and staff.

            The board of directors presently serving Citizens Community Federal will serve as the board of directors of Citizens Community Federal after the reorganization and stock issuance. The initial members of the board of directors of Citizens Community Bancorp and Citizens Community MHC will consist of the individuals currently serving on the board of directors of Citizens Community Federal. After the reorganization, the voting stockholders of Citizens Community Bancorp will elect approximately one-third of Citizens Community Bancorp's directors annually, and approximately one-third of the directors of Citizens Community MHC will be elected annually by the members of Citizens Community MHC who will consist of certain of the former Members of Citizens Community Federal and all persons who become depositors of Citizens Community Federal after the reorganization. All current officers of Citizens Community Federal will retain their positions with Citizens Community Federal after the reorganization and stock issuance.

            Voting Rights. After completion of the reorganization and stock issuance, depositor members will have no voting rights in Citizens Community Federal or Citizens Community Bancorp and, therefore, will not be able to elect directors of Citizens Community Federal or Citizens Community Bancorp or to control their affairs. Currently these rights are held by depositors of Citizens Community Federal. After the reorganization and stock issuance, voting

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rights will be vested exclusively in the stockholders of Citizens Community Bancorp, which will own all of the stock of Citizens Community Federal. Each holder of common stock will be entitled to vote on any matter to be considered by the stockholders of Citizens Community Bancorp, subject to the provisions of Citizens Community Bancorp's charter.

            As a federally-chartered mutual holding company, Citizens Community MHC will have no authorized capital stock and no stockholders. Citizens Community MHC will be controlled by members of Citizens Community Federal, which include depositors. These members have generally signed proxies giving their voting rights to Citizens Community Federal's management. The revocable proxies that members of Citizens Community Federal have granted to the board of directors of Citizens Community Federal give the board of directors of Citizens Community Federal general authority to cast a member's vote on any and all matters presented to the members. These proxies are deemed to cover the member's votes as members of Citizens Community MHC, and this authority is given to the board of directors of Citizens Community MHC. The plan of reorganization also provides for the transfer of proxy rights to the board of directors of Citizens Community MHC. As a result, the board of directors of Citizens Community Federal will be able to govern the operations of Citizens Community MHC, and Citizens Community Bancorp, notwithstanding objections raised by members of Citizens Community MHC or stockholders of Citizens Community Bancorp, respectively, so long as the board of directors has been appointed proxy for a majority of the outstanding votes of members of Citizens Community MHC and these proxies have not been revoked. In addition, all persons who become depositors of Citizens Community Federal following the reorganization will have membership rights with respect to Citizens Community MHC.

            Depositors' Rights if We Liquidate. In the event of a voluntary liquidation of Citizens Community Federal prior to the reorganization, holders of deposit accounts in Citizens Community Federal would be entitled to distribution of any assets of Citizens Community Federal remaining after the claims of depositors and all other creditors are satisfied. Following the reorganization, the holder of Citizens Community Federal's common stock, which will be Citizens Community Bancorp, would be entitled to any assets remaining upon a liquidation, dissolution or winding up of Citizens Community Federal and, except through their liquidation interests in Citizens Community MHC, discussed below, holders of deposit accounts in Citizens Community Federal would not have any interest in these assets.

            In the event of a voluntary or involuntary liquidation, dissolution or winding up of Citizens Community MHC following completion of the reorganization, holders of deposit accounts in Citizens Community Federal would be entitled, pro rata to the value of their accounts, to distribution of any assets of Citizens Community MHC remaining after the claims of all creditors of Citizens Community MHC are satisfied. Stockholders of Citizens Community Bancorp will have no liquidation or other rights with respect to Citizens Community MHC solely as stockholders.

            In the event of a liquidation, dissolution or winding up of Citizens Community Bancorp, each holder of shares of the common stock would be entitled to receive, after payment of all debts and liabilities of Citizens Community Bancorp, a pro rata portion of all assets of Citizens Community Bancorp available for distribution to holders of the common stock.

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            There currently are no plans to liquidate Citizens Community Federal, Citizens Community Bancorp or Citizens Community MHC in the future.

            Tax Effects of Our Corporate Change and Stock Offering. Citizens Community Federal has received an opinion from its special counsel, Silver, Freedman & Taff L.L.P., Washington, D.C., as to the material federal income tax consequences of the reorganization and stock issuance to Citizens Community Federal, Citizens Community Bancorp and Citizens Community MHC, and as to the generally applicable material federal income tax consequences of the reorganization and stock issuance to Citizens Community Federal's account holders and to persons who purchase common stock in the Offering.

            The opinion provides that, among other things:
  Citizens Community Federal's adoption of a charter in stock form, known as the bank conversion, will qualify as a tax-free reorganization under Internal Revenue Code of 1986, as amended, Section 368(a)(1)(F);

  no gain or loss will be recognized by Citizens Community Federal or the stock bank in the bank conversion;

  no gain or loss will be recognized by the depositors of Citizens Community Federal on the receipt of equity interests with respect to Citizens Community MHC in exchange for their equity interests surrendered therefor;

  the receipt of stock by depositors for equity interests in Citizens Community MHC will constitute a tax-free exchange of property solely for voting "stock" pursuant to Internal Revenue Code Section 351;

  the transfer by Citizens Community MHC of the stock bank's stock to Citizens Community Bancorp will constitute a tax-free exchange of property solely for voting stock pursuant to Internal Revenue Code Section 351;

  Citizens Community MHC will recognize no gain or loss upon the transfer of the stock bank stock to Citizens Community Bancorp in exchange for common stock pursuant to Internal Revenue Code Section 351;

  Citizens Community Bancorp will recognize no gain or loss upon its receipt of stock bank stock from Citizens Community MHC in exchange for common stock;

  Citizens Community Bancorp will recognize no gain or loss upon the receipt of money in exchange for shares of common stock;

  no gain or loss will be recognized by Citizens Community Federal's account holders upon the issuance to them of accounts in the stock bank in stock form immediately after the reorganization and stock issuance, in the same dollar amounts and on the same terms and conditions as their accounts at Citizens

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Community Federal immediately prior to the reorganization and stock issuance; and
  it is more likely than not that no gain or loss will be recognized to account holders upon the receipt or exercise of Subscription Rights in the reorganization and stock issuance, ^ as discussed below.
            The opinion of Silver, Freedman & Taff, L.L.P. is based in part upon, and subject to the continuing validity in all material respects through the date of the reorganization and stock issuance of various representations of Citizens Community Federal and upon certain assumptions and qualifications, including that the reorganization and stock issuance are completed in the manner and according to the terms provided in the plan of reorganization. This opinion is also based upon the Internal Revenue Code, regulations now in effect or proposed, current administrative rulings and practice and judicial authority, all of which are subject to change and any change may be made with retroactive effect. Unlike private letter rulings received from the IRS, an opinion is not binding upon the IRS and there can be no assurance that the IRS will not take a position contrary to the positions reflected in this opinion, or that this opinion will be upheld by the courts if challenged by the IRS.

            Citizens Community Federal has also obtained an opinion from Wipfli LLP that the income tax effects of the reorganization and stock issuance under Wisconsin tax laws will be substantially the same as described above with respect to federal income tax laws.

            Citizens Community Bancorp and Citizens Community Federal have received a letter from RP Financial, stating its belief that the subscription rights do not have any value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and give the recipients the right only to purchase the common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock. If the subscription rights granted to eligible subscribers are deemed to have an ascertainable value, receipt of these rights would be taxable probably only to those eligible subscribers who exercise the subscription rights, either as a capital gain or ordinary income, in an amount equal to such value, and Citizens Community Bancorp and Citizens Community Federal could recognize gain on any distribution. Eligible subscribers are encouraged to consult with their own tax advisor as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value. Unlike private rulings, the letter of RP Financial is not binding on the IRS, and the IRS could disagree with conclusions reached in the letter. In the event of any disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding.
How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering

            The plan of reorganization requires that the purchase price of the common stock must be based on the appraised pro forma market value of Citizens Community Bancorp and Citizens Community Federal, as determined on the basis of an independent valuation. Citizens Community Federal has retained RP Financial to make this valuation. For its services in making this appraisal, RP Financial's fees and out-of-pocket expenses are estimated to be $25,000.

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Citizens Community Federal has agreed to indemnify RP Financial and any employees of RP Financial who act for or on behalf of RP Financial in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by Citizens Community Federal to RP Financial, unless RP Financial is determined to be negligent or otherwise at fault.

            An appraisal has been made by RP Financial in reliance upon the information contained in this prospectus, including the Financial Statements. RP Financial also considered the following factors, among others:
  the present and projected operating results and financial condition of Citizens Community Bancorp and Citizens Community Federal, which were prepared by Citizens Community Federal then adjusted by RP Financial to reflect the net proceeds of this offering and the economic and demographic conditions in Citizen Community Federal's existing market areas as prepared by Citizens Community Federal;

  certain historical, financial and other information relating to Citizens Community Federal, which were prepared by Citizens Community Federal;

  the impact of the reorganization on Citizens Community Federal's net worth and earnings potential as calculated by RP Financial; and

  the proposed dividend policy of Citizens Community Bancorp and Citizens Community Federal.
            The appraisal also incorporated an analysis of a peer group of publicly traded thrift institutions and mid-tier thrift holding companies in mutual holding company form that RP Financial considered to be comparable to Citizens Community Federal. The peer group analysis conducted by RP Financial included a total of ten publicly-traded thrift institutions and thrift holding companies. The analysis of comparable publicly traded institutions included an evaluation of the average and median price-to-earnings^, price-to-book, and price-to-assets value ratios indicated by the market prices of the of the peer companies. RP Financial applied the peer group's pricing ratios as adjusted for certain qualitative valuation factors to account for differences between Citizens Community Federal and the peer group, to Citizens Community Federal's pro forma earnings and book value to derive the estimated pro forma market value of Citizens Community Federal.

            In its review of the appraisal provided by RP Financial, the board of directors reviewed the methodologies and the appropriateness of the assumptions used by RP Financial in addition to the factors listed above, and the board of directors believes that these assumptions were reasonable.

            On the basis of the foregoing, RP Financial has advised Citizens Community Bancorp and Citizens Community Federal that in its opinion, dated December 12, 2003, the estimated pro forma market value of the common stock, ranged from a minimum of $17.9 million to a

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maximum of $24.2 million with a midpoint of $21.0 million. The board of directors of Citizens Community Federal determined that the common stock should be sold at $10.00 per share. Based on the estimated offering range and the purchase price, the number of shares of common stock that Citizens Community Bancorp will issue will range from between 1,785,000 shares and 2,415,000 shares, with a midpoint of 2,100,000 shares. The Board determined to offer 35.24% of these shares, or between 629,000 shares and 851,000 shares with a midpoint of 740,000 shares, the offering range, to depositors and the public pursuant to this prospectus. The 64.76% of the shares of Citizens Community Bancorp stock that are not sold in the offering will be issued to Citizens Community MHC. The estimated offering range may be amended with the approval of the Office of Thrift Supervision or if necessitated by subsequent developments in the financial condition of Citizens Community Bancorp and Citizens Community Federal or market conditions generally. In the event the estimated offering range is updated to amend the value of the common stock below $17.9 million or above $27.8 million, which is the maximum of the estimated offering range, as adjusted by 15%, a new appraisal will be filed with the SEC.

            Based upon current market and financial conditions and recent practices and policies of the Office of Thrift Supervision, in the event Citizens Community Bancorp receives orders for common stock in excess of $8.5 million (the maximum of the estimated offering range) and up to $9.8 million (the maximum of the estimated offering range, as adjusted by 15%), Citizens Community Bancorp may be required by the Office of Thrift Supervision to accept all such orders. No assurances, however, can be made that Citizens Community Bancorp will receive orders for common stock in excess of the maximum of the estimated offering range or that, if such orders are received, that all such orders will be accepted because Citizens Community Bancorp's final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from RP Financial which reflects such an increase in the valuation and the approval of such increase by the Office of Thrift Supervision. In addition, an increase in the number of shares above 978,650 shares, will first be used, if necessary, to fill the order of the employee stock ownership plan. There is no obligation or understanding on the part of management to take and/or pay for any shares in order to complete the reorganization.

            The following table presents a summary of selected nominal pricing ratios (not fully converted) for the peer group companies and the resulting pricing ratios for Citizens Community Bancorp reflecting the pro forma impact of the reorganization ^. RP Financial's appraisal was based on a fundamental analysis of Citizens Community Federal versus the peer group companies and an application of the fully converted pricing ratios of the peer group to Citizens Community Federal, taking into account subjective valuation adjustments and the pro forma impact of the conversion. RP Financial also considered the nominal (not fully converted) pricing ratios in its valuation. Compared to the average pricing ratios of the peer group, Citizens Community Bancorp's nominal pro forma pricing ratios at the midpoint of the offering range indicated a premium of ^ 26% on a price-to-earnings basis, a discount of ^ 40% on a price-to-book basis and a discount of ^ 45% on a price-to-tangible book value basis.

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	Pro Forma Price to Earnings Multiple	Pro Forma Price to Book Value Ratio	Pro Forma Price to Tangible Book Value

Citizens Community Bancorp as of December 12, 2003:
15% above maximum	^ 53.64 x	^ 150.39%	^ 151.68%
Maximum	^ 45.77	^ 138.63	^ 139.89
Midpoint	^ 39.16	^ 127.20	^ 128.44
Minimum	^ 32.76	^ 114.42	^ 115.58

All Thrifts Organized in Mutual Holding Company Form Publicly Traded on the NYSE, NASDAQ & AMEX as of December 12, 2003:(1)
Averages	^ 30.78 x	^ 229.13%	^ 247.97%
Medians	^ 30.46	^ 222.79	^ 240.84

Valuation of Peer Group Institutions as of December 12, 2003:(1)
Averages	^ 31.02 x	^ 210.98%	^ 231.38%
Medians	^ 30.33	^ 222.78	^ 237.85

___________
(1) Excludes MHCs that are under acquisition, have announced a second step conversion, or those with price/earnings multiples ^ above 35x.
(2) Pricing ratios shown do not include the adjustments to place figures on a "fully converted" basis.

            RP Financial's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares. RP Financial did not independently verify the consolidated financial statements and other information provided by Citizens Community Federal, nor did RP Financial value independently the assets or liabilities of Citizens Community Federal. The valuation considers Citizens Community Federal as a going concern and should not be considered as an indication of the liquidation value of Citizens Community Federal. Moreover, because this valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offerings will thereafter be able to sell such shares at prices at or above the purchase price or in the range of the valuation described above.

            Prior to completion of the reorganization, the maximum of the estimated offering range may be increased up to 15% and the number of shares of common stock may be increased to 978,650 shares to reflect changes in market and financial conditions or to fill the order of the employee stock ownership plan, without the resolicitation of subscribers. See "- Limitations on Stock Purchases" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the estimated offering range to fill unfilled orders in the subscription offering.

            No sale of shares of common stock in the reorganization may be completed unless prior to such completion RP Financial confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the aggregate value of the common stock to be issued is materially incompatible with the estimate of the aggregate consolidated pro forma market value of Citizens Community Bancorp and Citizens Community Federal. If this confirmation is not received, Citizens Community Bancorp may cancel the

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reorganization, extend the offering period and establish a new estimated offering range and/or estimated price range, extend, reopen or hold a new offering or take any other action the Office of Thrift Supervision may permit.

            Depending upon market or financial conditions following the start of the subscription offering, the total number of shares of common stock may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the purchase price is not below the minimum or more than 15% above the maximum of the estimated offering range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the estimated offering range or more than 15% above the maximum of such range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at Citizens Community Federal's passbook rate of interest, or be permitted to modify or rescind their subscriptions. Any change in the estimated offering range must be approved by the Office of Thrift Supervision.

            An increase in the number of shares of common stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber's ownership interest and Citizens Community Bancorp's pro forma net income and stockholders' equity on a per share basis while increasing pro forma net income and stockholders' equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a subscriber's ownership interest and Citizens Community Bancorp's pro forma net income and stockholders' equity on a per share basis while decreasing pro forma net income and stockholders' equity on an aggregate basis.

            Copies of the appraisal report of RP Financial, including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the main office of Citizens Community Federal and the other locations specified under "Additional Information."

Subscription Offering and Subscription Rights

            Under the plan of reorganization, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:
  Depositors of Citizens Community Federal with account balances of at least $50.00 as of the close of business on December 31, 2001 ("Eligible Account Holders"),

  Tax-Qualified Employee Plans,

  Depositors of Citizens Community Federal with account balances of at least $50.00 as of the close of business on December 31, 2003 ("Supplemental Eligible Account Holders"),

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  Depositors of Citizens Community Federal as of the close of business on _____________________, 2004, other than Eligible Account Holders or Supplemental Eligible Account Holders ("Other Members") and

  Directors, Officers and Employees of Citizens Community Federal.
All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering and to the maximum and minimum purchase limitations set forth in the plan of reorganization and as described below under "-- Limitations on Stock Purchases."

            Preference Category No. 1: Eligible Account Holders. Each Eligible Account Holder shall receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

            (1)            $100,000 or 10,000 shares of common stock;

            (2)            one-tenth of one percent of the total offering of shares of common stock; or

            (3)            15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Citizens Community Federal in each case as of the close of business on December 31, 2001 (the "Eligibility Record Date"), subject to the overall purchase limitations.

See "-- Limitations on Stock Purchases."

            If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining after each subscribing Eligible Account Holder has been allocated the lesser of the number of shares subscribed for or 100 shares will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. For example, if an Eligible Account Holder with an unfilled subscription has qualifying deposits totaling $100, and the total amount of qualifying deposits for Eligible Account Holders with unfilled subscriptions was $1,000, then the number of shares that may be allocated to fill this Eligible Account Holder's subscription would be 10% of the shares remaining available, up to the amount subscribed for. Subscription Rights of Eligible Account Holders will be subordinated to the priority rights of Tax-Qualified Employee Plans to purchase shares in excess of the maximum of the estimated offering range.

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            To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of Citizens Community Federal or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding December 31, 2001.

            Preference Category No. 2: Tax-Qualified Employee Plans. Each Tax-Qualified Employee Plan, including the employee stock ownership plan shall be entitled to receive, without payment therefor, second priority, nontransferable subscription rights to purchase up to 10% of common stock, provided that individually or in the aggregate such plans (other than that portion of such plans which is self-directed) shall not purchase more than 10% of the shares of common stock, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the estimated offering range. The employee stock ownership plan intends to purchase a number of shares equal to 8.0% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP ^ Financial's appraisal, or 69,972 shares and 94,668 shares based on the minimum and maximum of the estimated offering range, respectively. Subscriptions by any of the Tax-Qualified Employee Plans will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the Subscription and Direct Community Offerings, including subscriptions of any of Citizens Community Federal's directors, officers, employees or associates thereof. Subscription rights received pursuant to this Category shall be subordinated to all rights received by Eligible Account Holders to purchase shares pursuant to Category No.1; provided, however, that notwithstanding any other provision of the plan of reorganization to the contrary, the Tax-Qualified Employee Plans shall have a first priority subscription right to the extent that the total number of shares of common stock sold in the Offerings exceeds the maximum of the estimated valuation range as set forth in this prospectus. In the event that the total number of shares offered in the Offerings is increased to an amount greater than the number of shares representing the maximum of the estimated offering range, each Tax-Qualified Employee Plan will have a priority right to purchase any such shares exceeding the maximum of the estimated offering range up to an aggregate of 10% of the common stock sold in the Offerings. See "Management - Benefits -- Employee Stock Ownership Plan."

            Preference Category No. 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the Tax-Qualified Employee Plans, each Supplemental Eligible Account Holder shall be entitled to receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

            (1)            $100,000 or 10,000 shares of common stock;

            (2)            one-tenth of one percent of the total offering of shares of common stock; or

            (3)            15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction,

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of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Citizens Community Federal in each case on the close of business on December 31, 2003 (the "Supplemental Eligibility Record Date"), subject to the overall purchase limitations.

See "-- Limitations on Stock Purchases."

            If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation (including the number of shares, if any, allocated in accordance with Category No.1) equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining available will be allocated among the Supplemental Eligible Account Holders pro rata whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

            Preference Category No. 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, each Other Member shall receive, without payment therefor, fourth priority, nontransferable subscription rights to subscribe for shares of Citizens Community Bancorp common stock, up to the greater of $100,000 or 10,000 shares of common stock or one-tenth of one percent of the total offering of shares of common stock in the Offerings, subject to the overall purchase limitations. See "-- Limitations on Stock Purchases."

            In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, is in excess of the total number of shares of common stock offered in the Stock Offering, available shares will be allocated among the subscribing Other Members pro rata in the same proportion that his number of votes on the close of business on ____________, 2004, the date for determining voting members entitled to vote at the special meeting, which we call the Voting Record Date, bears to the total number of votes on the Voting Record Date of all subscribing Other Members on such date. Such number of votes shall be determined based on Citizens Community Federal's mutual charter and bylaws in effect on the date of approval by members of the plan of reorganization.

            Preference Category No. 5: Directors, officers and employees. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by Eligible Account Holders, the Tax-Qualified Employee Plans, Supplemental Eligible Account Holders and Other Members, then directors, officers and employees of Citizens Community Federal as of the date of the commencement of the Subscription Offering shall be entitled to receive, without payment, fifth priority, nontransferable subscription rights to purchase in this category an aggregate of up to 23% of the common stock being offered. The maximum amount of shares which may be

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purchased under this category by any person is $100,000 or 10,000 shares of common stock. The ability of directors, officers and employees to purchase common stock under this category is in addition to rights which are otherwise available to them under the plan of reorganization as they may fall within higher priority categories, and the plan of reorganization generally allows such persons to purchase in the aggregate up to 33% of common stock sold in the Offerings. See "-- Limitations on Stock Purchases."

            In the event of an oversubscription in this category, the shares available shall be allocated pro rata among all of the subscribing directors, officers and employees in this category.

            Expiration Date for the Subscription Offering. The Subscription Offering will expire at noon, central time, on ___________, 2004 (the "Subscription Expiration Date"), unless extended for up to 45 days or for such additional periods by Citizens Community Bancorp and Citizens Community Federal as may be approved by the Office of Thrift Supervision. The Subscription Offering may not be extended beyond ____________, 2006. Subscription rights which have not been exercised prior to the Subscription Expiration Date (unless extended) will become void.

            Citizens Community Bancorp and Citizens Community Federal will not execute orders until at least the minimum number of shares of common stock, 629,000 shares, have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Subscription Expiration Date, unless this period is extended with the consent of the Office of Thrift Supervision, all funds delivered to Citizens Community Federal pursuant to the Subscription Offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the Subscription Expiration Date is granted, Citizens Community Bancorp and Citizens Community Federal will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.

Direct Community Offering

            To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, the Tax-Qualified Employee Plans, Supplemental Eligible Account Holders, Other Members and directors, officers and employees of Citizens Community Federal, we anticipate we will offer shares pursuant to the plan of reorganization to members of the general public who receive a prospectus, with a preference given to natural persons residing in the counties in which Citizens Community Federal has offices, then to such persons residing in Trempealeau, Dunn or Pepin counties. These natural persons are referred to as Preferred Subscribers. Persons, together with an Associate or group of persons acting in concert with such persons, may not subscribe for or purchase more than $100,000 or 10,000 shares of common stock in the direct community offering, if any. Citizens Community Bancorp and Citizens Community Federal may limit total subscriptions under this section so as to assure that the number of shares available for the public offering may be up to a specified percentage of the number of shares of common stock. Finally, Citizens Community Bancorp and Citizens Community Federal may reserve shares offered in the Direct Community Offering for sales to institutional investors. The opportunity to subscribe for shares of common stock in any Direct Community Offering will be subject to the right of Citizens Community Bancorp and Citizens Community Federal, in their sole discretion, to accept or reject any such orders in whole or in

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part from any person either at the time of receipt of an order or as soon as practicable following the Expiration Date. The Direct Community Offering, if any, shall begin at the same time as, during or promptly after the subscription offering and shall not be for more than 45 days after the end of the subscription offering.

            In the event of an oversubscription for shares in the Direct Community Offering, shares may be allocated, to the extent shares remain available, first to each Preferred Subscriber whose order is accepted by Citizens Community Bancorp. Thereafter, shares may be allocated to cover the orders of any other person subscribing for shares in the Direct Community Offering so that each such person subscribing for shares may receive 1,000 shares, if available, and thereafter on a pro rata basis to such person based on the amount of their respective subscriptions.

Public Offering

            As a final step in the Offerings, the plan of reorganization provides that, if feasible, all shares of common stock not purchased in the Subscription Offering and Direct Community Offering may be offered for sale to selected members of the general public in a public offering through its marketing agent, Keefe, Bruyette and Woods, Inc. We call this the Public Offering. It is expected that the Public Offering will commence as soon as practicable after termination of the Subscription Offering and the Direct Community Offering, if any. Citizens Community Bancorp and Citizens Community Federal, in their sole discretion, have the right to reject orders in whole or in part received in the Public Offering. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the Public Offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in the Public Offering.

            The price at which common stock is sold in the Public Offering will be the same price at which shares are offered and sold in the Subscription Offering and Direct Community Offering. No person, by himself or herself, or with an Associate or group of persons acting in concert, may purchase more than $100,000 or 10,000 shares of common stock in the Public Offering, subject to the maximum purchase limitations. See "-- Limitations on Stock Purchases."

            Keefe, Bruyette & Woods, Inc. may enter into agreements with broker-dealers to assist in the sale of the shares in the Public Offering, although no such agreements exist as of the date of this prospectus. No orders may be placed or filled by or for a selected dealer during the Subscription Offering. After the close of the Subscription Offering, Keefe, Bruyette & Woods, Inc. will instruct selected dealers as to the number of shares to be allocated to each selected dealer. Only after the close of the Subscription Offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the Subscription Offering and Direct Community Offering, selected dealers may only solicit indications of interest from their customers to place orders with Citizens Community Bancorp as of a certain order date for the purchase of shares of Citizens Community Bancorp common stock. When, and if, Keefe, Bruyette & Woods, Inc. and Citizens Community Federal believe that enough indications of interest and orders have not been received in the Subscription Offering and Direct Community Offering to consummate the reorganization, Keefe, Bruyette & Woods, Inc. will request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected dealers will send confirmations of

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the orders to such customers on the next business day after the order date. Selected dealers will debit the accounts of their customers on the settlement date which date will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, selected dealers will deposit funds to the account established by Citizens Community Federal for each selected dealer. Each customer's funds forwarded to Citizens Community Federal, along with all other accounts held in the same title, will be insured by the FDIC up to $100,000 in accordance with applicable FDIC regulations. After payment has been received by Citizens Community Federal from selected dealers, funds will earn interest at Citizens Community Federal's passbook rate until the completion or termination of the reorganization. Funds will be promptly returned, with interest, in the event the reorganization is not consummated as described above.

            The Public Offering will be completed within 90 days after the termination of the Subscription Offering, unless extended by Citizens Community Federal with the approval of the Office of Thrift Supervision. See "-- How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering" above for a discussion of rights of subscribers, if any, in the event an extension is granted.

Persons Who are Not Permitted to Participate in the Stock Offering

            Citizens Community Federal will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of reorganization reside. However, Citizens Community Federal is not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:
  the number of persons otherwise eligible to subscribe for shares under the plan of reorganization who reside in such jurisdiction is small;

  the granting of subscription rights or the offer or sale of shares of common stock to such persons would require any of Citizens Community Bancorp and Citizens Community Federal or their officers, directors or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction; and

  such registration, qualification or filing in the judgment of Citizens Community Federal would be impracticable or unduly burdensome for reasons of cost or otherwise.
Where the number of persons eligible to subscribe for shares in one state is small, Citizens Community Federal will base its decision as to whether or not to offer the common stock in that state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register Citizens Community Federal, its officers, directors or employees as brokers, dealers or salesmen.

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Limitations on Stock Purchases

            The plan of reorganization includes the following limitations on the number of shares of Citizens Community Bancorp common stock which may be purchased in the Offerings:

            (1)            No fewer than 25 shares of common stock may be purchased, to the extent shares are available;

            (2)            Each Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of:

                        (a)            $100,000 or 10,000 shares of common stock;

                        (b)            one-tenth of one percent of the total offering of shares of common stock; or

                        (c)            15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Citizens Community Federal in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (7) below;

            (3)            The Tax-Qualified Employee Plans, including an employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock sold in the stock issuance, including any additional shares issued in the event of an increase in the estimated offering range; although at this time the employee stock ownership plan intends to purchase only 8.0% of such shares;

            (4)            Each Supplemental Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of:

                        (a)            $100,000 or 10,000 shares of common stock;

                        (b)            one-tenth of one percent of the total offering of shares of common stock; or

                        (c)            15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Citizens Community Federal in each case as of the close of business on the Supplemental Eligibility Record Date, subject to the overall limitation in clause (7) below;

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            (5)            Each Other Member may subscribe for and purchase in the Subscription Offering or Direct Community Offering, as the case may be, up to the greater of $100,000 or 10,000 shares of common stock or one-tenth of one percent of the total offering of shares of common stock, subject to the overall limitation in clause (7) below;

            (6)            Persons purchasing shares of common stock in the Direct Community Offering or Public Offering may purchase in the Direct Community Offering or Public Offering up to $100,000 or 10,000 shares of common stock, subject to the overall limitation in clause (7) below;

            (7)            Except for the Tax-Qualified Employee Plans and certain Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, the maximum number of shares of Citizens Community Bancorp common stock subscribed for or purchased in all categories of the Offerings by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed $250,000 or 25,000 shares of common stock; and

            (8)            No more than 23% of the total number of shares offered for sale in the Subscription Offering may be purchased by directors, officers and employees of Citizens Community Federal in the fifth priority category in the Subscription Offering. No more than 33% of the total number of shares offered for sale in the Offerings may be purchased by directors and officers of Citizens Community Federal and their associates in the aggregate, excluding purchases by the Tax-Qualified Employee Plans.

            Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of Citizens Community Federal, the boards of directors of Citizens Community Bancorp and Citizens Community Federal may, in their sole discretion, increase the individual amount permitted to be subscribed for to a maximum of 9.99% of the number of shares sold in the Offerings, provided that orders for shares exceeding 5% of the shares being offered in the Offerings shall not exceed, in the aggregate, 10% of the shares being offered in the Offerings. Requests to purchase additional shares of common stock will be allocated by the boards of directors on a pro rata basis giving priority in accordance with the preference categories set forth in this prospectus.

            The term "associate" when used to indicate a relationship with any person means:
  any corporation or organization (other than Citizens Community Federal, Citizens Community Bancorp, Citizens Community MHC or a majority-owned subsidiary of any of them) of which such person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

  any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity;

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  any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of Citizens Community Federal, Citizens Community MHC, Citizens Community Bancorp or any subsidiary of Citizens Community MHC or Citizens Community Bancorp or any affiliate thereof; and

  any person acting in concert with any of the persons or entities specified above;
provided, however, that Tax-Qualified or Non-Tax Qualified Employee Plans shall not be deemed to be an associate of any director or officer of Citizens Community Federal, Citizens Community Bancorp or Citizens Community MHC, to the extent provided in the plan of reorganization. When used to refer to a person other than an officer or director of Citizens Community Federal, the board of directors of Citizens Community Federal or officers delegated by the board of directors in their sole discretion may determine the persons that are associates of other persons.

            The term "acting in concert" is defined to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. A person or company which acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that the Tax-Qualified Employee Plans will not be deemed to be acting in concert with their trustees or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by each plan will be aggregated. The determination of whether a group is acting in concert shall be made solely by the board of directors of Citizens Community Federal or officers delegated by such board of directors and may be based on any evidence upon which such board or delegatee chooses to rely.

Marketing Arrangements

            Citizens Community Bancorp and Citizens Community Federal have retained Keefe, Bruyette & Woods, Inc. to consult with and to advise Citizens Community Federal, and to assist Citizens Community Bancorp, on a best efforts basis, in the distribution of the shares of common stock in the Subscription Offering and Direct Community Offering. The services that Keefe, Bruyette & Woods, Inc. will provide include, but are not limited to:
  training the employees of Citizens Community Federal who will perform certain ministerial functions in the Subscription Offering and Direct Community Offering regarding the mechanics and regulatory requirements of the stock offering process;

  managing the stock information centers by assisting interested stock subscribers and by keeping records of all stock orders;

  preparing marketing materials; and

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  assisting in the solicitation of proxies from Citizens Community Federal's members for use at the special meeting.
For its services, Keefe, Bruyette & Woods, Inc. will receive a management fee of $25,000 and a success fee of 1.5% of the aggregate purchase price of the shares of Citizens Community Bancorp common stock sold in the Subscription Offering and Direct Community Offering, excluding shares purchased by the Tax-Qualified Employee Plans and officers, directors and employees of Citizens Community Federal and members of their immediate families. The success fee paid to Keefe, Bruyette & Woods, Inc. will be reduced by the amount of the management fee and will be a minimum of $100,000. In the event that selected dealers are used to assist in the sale of shares of Citizens Community Bancorp common stock in the Direct Community Offering, these dealers will be paid a fee of up to 5.5% of the total purchase price of the shares sold by such dealers. Citizens Community Federal has agreed to indemnify Keefe, Bruyette & Woods, Inc. against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe, Bruyette & Woods, Inc. may be required to make in connection with any such claims or liabilities. In addition, Keefe, Bruyette & Woods, Inc. will be reimbursed for the fees of its legal counsel in an amount not to exceed $25,000 and other out of pocket expenses which are expected to be $5,000.

            Sales of shares of Citizens Community Bancorp common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods, Inc. or by the broker-dealers managed by Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, Inc. has undertaken that the shares of Citizens Community Bancorp common stock will be sold in a manner which will ensure that the distribution standards of the Nasdaq Stock Market will be met. A stock information center will be established at the main office of Citizens Community Federal in Eau Claire, Wisconsin. Citizens Community Bancorp will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of Citizens Community Bancorp common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of Citizens Community Bancorp common stock in those states where the law permits. No officer, director or employee of Citizens Community Bancorp or Citizens Community Federal will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Procedure for Purchasing Shares in the Subscription Offering

            To ensure that each purchaser receives a prospectus at least 48 hours before the Subscription Expiration Date (unless extended) in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

             To purchase shares in the Subscription Offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Citizens Community Federal, or another federally insured ^ depositary institution, U.S. Bank, Eau Claire, Wisconsin branch, selected by Citizens Community Federal, which may be given by completing the appropriate blanks in the order form, must be received by

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Citizens Community Federal by noon, central time, on the Subscription Expiration Date, unless extended. In addition, Citizens Community Bancorp and Citizens Community Federal will require a prospective purchaser to execute a certification in the form required by applicable Office of Thrift Supervision regulations in connection with any sale of common stock. Order forms which are not received by this time or are executed defectively or are received without full payment, or appropriate withdrawal instructions, are not required to be accepted. In addition, Citizens Community Federal will not accept orders submitted on photocopied or facsimiled order forms nor order forms unaccompanied by an executed certification form. Citizens Community Federal has the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent that it will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of Citizens Community Federal, unless the reorganization has not been completed within 45 days after the end of the Subscription Offering, or this period has been extended.

            In order to ensure that Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders, Other Members and directors, officers and employees are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (December 31, 2001) or the Supplemental Eligibility Record Date (December 31, 2003) and depositors and certain borrowers as of the close of business on the Voting Record Date (____________, 2004) must list all accounts on the stock order form giving all names in each account and the account numbers.

            Payment for subscriptions may be made:
  by check or money order payable to Citizens Community Bancorp;

  by authorization of withdrawal from deposit accounts maintained with Citizens Community Federal (including a certificate of deposit); or

  in cash, if delivered in person at any full-service banking office of Citizens Community Federal, although we request that you exchange cash for a check with any of our tellers.
No wire transfers will be accepted. Interest will be paid on payments made by cash, check or money order at our then-current passbook yield from the date payment is received until completion of the Offerings. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of Citizens Community Bancorp common stock has been sold or the plan of reorganization is terminated, whichever is earlier.

            If a subscriber authorizes Citizens Community Federal to withdraw the amount of the purchase price from his deposit account, Citizens Community Federal will do so as of the effective date of the reorganization. Citizens Community Federal will waive any applicable penalties for early withdrawal from certificate accounts.

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            In the event of an unfilled amount of any subscription order, Citizens Community Federal will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the Offerings. If for any reason the Offerings are not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at Citizens Community Federal.

            If any Tax-Qualified Employee Plans or Non-Tax-Qualified Employee Plans subscribe for shares during the Subscription Offering, these plans will not be required to pay for the shares subscribed for at the time they subscribe, but rather, may pay for shares of common stock subscribed for at the purchase price upon completion of the Subscription Offering and Direct Community Offering, if all shares are sold, or upon completion of the Public Offering if shares remain to be sold in such offering. In the event that, after the completion of the Subscription Offering, the amount of shares to be issued is increased above the maximum of the estimated valuation range included in this prospectus, the Tax-Qualified and Non-Tax-Qualified Employee Plans will be entitled to increase their subscriptions by a percentage equal to the percentage increase in the amount of shares to be issued above the maximum of the estimated valuation range, provided that such subscription will continue to be subject to applicable purchase limits and stock allocation procedures.

             Owners of self-directed IRAs may use the assets of their IRAs to purchase shares of Citizens Community Bancorp common stock in the Subscription Offering and Direct Community Offering. ERISA provisions and IRS regulations require that officers, directors and 10% stockholders who use self-directed IRA funds to purchase shares of common stock in the Offerings make such purchases for the exclusive benefit of the IRAs. IRAs maintained at Citizens Community Federal are not self-directed IRAs ^. To explore a trustee to trustee transfer, please contact your broker or self-directed IRA provided as soon as possible for assistance.

            The records of Citizens Community Federal will be deemed to control with respect to all matters related to the existence of subscription rights and/or one's ability to purchase shares of common stock in the Subscription Offering.

Restrictions on Transfer of Subscription Rights and Shares

            Pursuant to the rules and regulations of the Office of Thrift Supervision, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of reorganization or the shares of common stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for such person's account. Each person exercising such subscription rights will be required to certify that the person is purchasing shares solely for the person's own account and that such person has no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of common stock prior to the completion of the reorganization.

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            Citizens Community Federal will refer to the Office of Thrift Supervision any situations that it believes may involve a transfer of subscription rights and will not honor orders believed by it to involve the transfer of such rights.

Delivery of Certificates

            Certificates representing common stock issued in the Offerings will be mailed by Citizens Community Bancorp's transfer agent to the persons entitled thereto at the addresses of such persons appearing on the stock order form as soon as practicable following completion of the reorganization. Any certificates returned as undeliverable will be held by Citizens Community Bancorp until claimed by persons legally entitled to them or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, they may not be able to sell the shares of common stock for which they have subscribed, even though trading of the common stock may have commenced.

Required Approvals

            Various approvals of the Office of Thrift Supervision are required in order to consummate the reorganization. The Office of Thrift Supervision has approved the plan of reorganization, subject to approval by Citizens Community Federal's members and other standard conditions. Citizens Community Bancorp's holding company application has also been approved.

            Citizens Community Bancorp is required to make certain filings with state securities regulatory authorities in connection with the issuance of Citizens Community Bancorp common stock in the Offerings.

Judicial Review

            Any person hurt by a final action of the Office of Thrift Supervision which approves, with or without conditions, or disapproves a plan of reorganization may obtain review of this action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of the person is located, or in the United States Court of Appeals for the District of Columbia, a written petition asking that the final action of the Office of Thrift Supervision be modified, terminated or set aside. This petition must be filed within 30 days after the publication of notice of final action in the Federal Register, or 30 days after the mailing by the applicant of the notice to members as provided for in 12 C.F.R. § 563b.6(c), whichever is later. The further procedure for review is as follows: A copy of the petition is promptly transmitted to the Office of Thrift Supervision by the clerk of the court and then the Office of Thrift Supervision files in the court the record in the proceeding, as provided in Section 2112 of Title 28 of the United States Code. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the Office of Thrift Supervision. Review of these proceedings is as provided in Chapter 7 of Title 5 of the United States Code. The judgment and decree of the court is final, except that they are subject to review by the Supreme Court upon certiorari as provided in Section 1254 of Title 28 of the United States Code.

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Restrictions on Purchase or Transfer of Shares After the Corporate Change

            All shares of common stock purchased in connection with the reorganization by a director or an executive officer of Citizens Community Bancorp and Citizens Community Federal will be subject to a restriction that the shares not be sold for a period of one year following the reorganization except in the event of the death of the director or officer or pursuant to a merger or similar transaction approved by the Office of Thrift Supervision. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.

            Purchases of common stock of Citizens Community Bancorp by directors, executive officers and their associates during the three-year period following completion of the reorganization may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of Citizens Community Bancorp's outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan.

            Pursuant to Office of Thrift Supervision regulations, Citizens Community Bancorp may not, for a period of one year following completion of this offering, repurchase shares of the common stock except on a pro rata basis, pursuant to an offer approved by the Office of Thrift Supervision and made to all stockholders, or through open market purchases of up to five percent of the outstanding stock where extraordinary circumstances exist.

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PROPOSED PURCHASES BY MANAGEMENT

            The following table sets forth, for each of Citizens Community Federal's directors and executive officers and for all of the directors and senior officers as a group, the proposed purchases of common stock, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts and by associates.

		At the Minimum of the Estimated Offering Range		At the Maximum of the Extimated Offering Range
Name	Amount	Number of Shares	As a Percent of Shares Offered	Number of Shares	As a Percent of Shares Offered

Directors:
Richard McHugh	$250,000	25,000	3.97%	25,000	2.94%
Thomas C. Kempen	50,000	5,000	0.79	5,000	0.59
Brian R. Schilling	^ 1,000	^ 100	^ 0.02	^ 100	0.01
Donna E. Talmage	^ 1,000	^ 100	^ 0.02	^ 100	0.01
David B. Westrate	250,000	25,000	3.97	25,000	2.94
James G. Cooley	200,000	20,000	3.18	20,000	2.35

Executive Officers:
John D. Zettler	^ 50,000	^ 5,000	^ 0.79	^ 5,000	^ 0.59
Timothy J. Cruciani	100,000	10,000	1.59	10,000	1.18
Johnny W. Thompson	100,000	10,000	1.59	10,000	1.18
Rebecca Johnson	50,000	5,000	0.79	5,000	0.59

All directors and senior officers as a group (^ 10 persons)	^ $1,052,000	^ 105,200	^ 16.72%	^ 105,200	^ 12.36%

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CITIZENS COMMUNITY FEDERAL

Statements of Income
Years Ended September 30, 2003 and 2002

	2003	2002

Interest and dividend income:
Interest and fees on loans	$8,782,650	$8,237,377
Other interest and dividend income	97,658	255,597

Total interest aid dividend income	8,880,308	8,492,974
Interest expense	3,177,793	3,859,414

Net interest income	5,702,515	4,633,560
Provision for loan losses	405,530	375,061

Net interest income after provision for loan losses	5,296,985	4,258,499

Noninterest income:
Service charges on deposit accounts	772,816	646,885
Insurance commissions	278,756	269,025
Loan fees and service charges	236,412	174,355
Other	44,294	17,322

Total noninterest income	1,332,278	1,107,587

Noninterest expense:
Salaries and related benefits	3,620,887	2,762,222
Occupancy - Net	552,444	303,278
Office	512,498	473,038
Data processing	275,874	254,798
Other	679,962	881,622

Total noninterest expense	5,641,665	4,674,958

Income before provision for income taxes	987,598	691,128
Provision for income taxes	390,101	26,535

Net income	$597,497	$664,593

^
See accompanying notes to financial statements.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

            This prospectus contains certain "forward-looking statements" which may be identified by the use of words such as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage, consumer and other loans, real estate values, competition, changes in accounting principles, policies, or guidelines, changes in legislation or regulation, and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

General

            Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities and interest-bearing deposits with other financial institutions, and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts, money market accounts, time deposits and borrowings. Our results of operations are also affected by our provisions for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of service charges on deposit accounts, insurance commissions and loan fees and service charges. Noninterest expense includes salaries and employee benefits, occupancy, equipment, data processing costs and deposit insurance premiums. Our results of operations may also be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Critical Accounting Policies

              There are certain accounting policies that we have established which require us to use our judgment. The only critical accounting policy, in addition to the policies included in Note 1, "Summary of Significant Accounting Policies," to the Financial Statements, is as follows:

               Allowance for Loan Losses. Establishing the amount of the allowance for loan losses requires the use of our judgment. We evaluate our assets at least quarterly, and review their risk components as part of that evaluation. If we misjudge a major component and experience a loss, it will likely affect our earnings. In addition, by the very nature of the determination of the allowance, developments as to particular loans can affect year-to-year provision amounts. We consistently challenge ourselves in the review of the risk components to identify any changes in trends and their cause.

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Evolution of Business Strategy

            Historically, we were a federal credit union. We accepted deposits and made loans to members, who were the people who live, work or worship in the Wisconsin counties of Chippewa and Eau Claire, and parts of Pepin, Buffalo and Trempealeau. In addition, this included businesses and other entities located in these counties, and members and employees of the Hocak Nation. In December 2001, we converted to a federal mutual savings bank in order to better serve our customers and the local community through the broader lending ability of a federal savings bank, and to expand our customer base beyond the limited field of membership permitted for credit unions. As a federal savings bank, we have expanded authority in structuring residential mortgage and consumer loans, and the ability to make commercial loans, although the Bank does not currently have any immediate plans to commence making commercial loans.

            We have utilized this expanded lending authority to significantly increase our ability to market one- to four-family residential lending. Most of these loans are originated through our internal marketing efforts and our existing and walk-in customers. We typically do not rely on real estate brokers and builders to help us generate loan originations.

            In order to differentiate ourselves from our competitors, we have stressed the use of personalized branch-oriented customer service. Rather than building additional electronic means for our customers to conduct banking, we have structured operations around a branch system that is staffed with knowledgeable and well-equipped employees. A key to ensuring a high level of quality customer service is our ongoing commitment to training all levels of our staff.

            Our current business strategy is to operate as a well-capitalized, profitable, community-oriented savings bank dedicated to providing quality customer service. We intend to continue to be primarily a one- to four-family and consumer lender. Subject to capital requirements and our ability to continue to grow in a reasonable and prudent manner, we may open additional branches as opportunities arise. There can be no assurances that we will successfully implement our strategy.

Asset and Liability Management and Market Risk

            Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

            How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

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            In order to manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to better align the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. These policies are implemented by the asset and liability management committee. The asset and liability management committee is comprised of members of senior management. The asset and liability management committee establishes guidelines for and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability management committee generally meets on a weekly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis. At each meeting, the asset and liability management committee recommends strategy changes, as appropriate, based on this review. The committee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors on a monthly basis.

            In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:
  originating first mortgage loans, with a clause allowing for payment on demand after a stated period of time,

  originating shorter-term consumer loans,

  originating prime-based home equity lines of credit,

  managing our deposits to establish stable deposit relationships,

  using FHLB advances to align maturities and repricing terms, and attempting to limit the percentage of long term fixed-rate loans in our portfolio which do not contain a payable on demand clause.
At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the asset and liability management committee may determine to increase Citizens Community Federal's interest rate risk position somewhat in order to maintain its net interest margin.

            As part of its procedures, the asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity. Market value of portfolio equity is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the board of directors of Citizens Community Federal.

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            The Office of Thrift Supervision provides Citizens Community Federal with the information presented in the following tables. It presents the change in Citizens Community Federal's net portfolio value at September 30, 2003, that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without effect to any steps that management might take to counteract that change.
Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)(1)
	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
	Amount	Change	Change	NPV Ratio	Change
	(Dollars in Thousands)
+300 bp	$13,806	$(405)	(3)%	10.41%	(8)bp
+200 bp	14,050	(160)	(1)	10.52%	2
+100 bp	14,207	(3)	---	10.56%	6
0 bp	14,211	---	---	10.49%	---
-100 bp	13,976	(234)	(2)	10.27%	(22)
-200 bp	n/m(2)	n/m(2)	n/m(2)	n/m(2)	n/m(2)
-300 bp	n/m(2)	n/m(2)	n/m(2)	n/m(2)	n/m(2)
___________
(1)            Assumes an instantaneous uniform change in interest rates at all maturities.
(2)            Not meaningful because some market rates would compute to a rate less than zero.

            The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

            The assumptions used by management to evaluate the vulnerability of Citizens Community Federal's operations to changes in interest rates in the table above are utilized in, and set forth under, the gap table below. Although management finds these assumptions reasonable, the interest rate sensitivity of Citizens Community Federal's assets and liabilities and the estimated effects of changes in interest rates on Citizens Community Federal's net interest income and market value of portfolio equity indicated in the above table could vary substantially if different assumptions were used or actual experience differs from such assumptions.

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            The following table summarizes the anticipated maturities or repricing of Citizens Community Federal's interest-earning assets and interest-bearing liabilities at September 30, 2003, based on the information and assumptions set forth below.

	Six Months or Less	Over Six Months to One Year	Over One to Three Years	Over Three to Five Years	Over Five Years	Total
	(Dollars in Thousands)

Real estate mortgage loans	$ 10,975	$ 9,057	$25,516	$14,260	$16,200	$ 76,008
Consumer loans	25,154	16,906	5,243	263	---	47,566
Cash equivalents	2,656	---	---	---	---	2,656
Total interest-earning assets	38,785	25,963	30,759	14,523	16,200	126,230

Savings accounts	1,428	1,428	11,784	439	18	15,096
Demand and money market	15,849	---	---	---	---	15,849
Certificates of deposit	27,792	19,419	19,863	6,380	---	73,460
FHLB advances	3,700	---	---	---	---	3,700
Total interest-bearing liabilities	48,769	20,847	31,647	6,819	18	108,105

Interest-earning assets less interest-bearing liabilities	$ (9,984)	$ 5,116	$ (888)	$ 7,704	$16,182	$ 18,130

Cumulative interest rate sensitivity gap	$ (9,984)	$(4,868)	$(5,756)	$ 1,948	$18,130	$ 18,130

Cumulative interest rate gap as a percentage of assets at September 30, 2003	(7.65)%	(3.73)%	(4.41)%	1.49%	13.90%	13.90%

Cumulative interest rate gap as a percentage of interest-earning assets at September 30, 2003	(7.91)%	(3.86)%	(4.56)%	1.54%	14.36%	14.36%

            The difference between repricing assets and liabilities for a specific period is referred to as the GAP. An excess of repriceable assets over liabilities is referred to as a positive gap. An excess of repriceable liabilities over assets is referred to as a negative gap. The cumulative gap is the summation of the gap for all periods to the end of the period for which the cumulative gap is being measured.

            The GAP analysis treats demand and money market accounts as repricing within 180 days, while experience suggests that these categories of deposits are actually comparatively resistant to rate sensitivity.

            Assets and liabilities scheduled to reprice are included in the period in which the rate is next scheduled to adjust rather than in the period in which the assets or liabilities are due. Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, as adjusted to take into account estimated prepayments based on OTS prepayment tables. No effect is given to the payable on demand clause in certain mortgage loans originated by Citizens Community Federal.

            As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees

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to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, a limited amount of our assets have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Comparison of Financial Condition at September 30, 2003 and September 30, 2002

            Total assets increased by $15.1 million, a 13.2% increase from September 30, 2002, to $130.4 million at September 30, 2003. The increase was primarily due to growth in loans of $19.0 million, an 18.3% increase from the prior year. Due to the historically low interest rate environment, consumers continued their demand for first mortgages, increasing that portfolio by $16.6 million or 30.5% to $71.1 million from $54.5 million at September 30, 2002. Auto loans and second mortgage loans declined by $4.0 million, due primarily to our customers refinancing those balances into first mortgage loans. Personal loans increased $6.5 million to $20.7 million at September 30, 2003. Other significant changes were the maturity of $1.5 million in certificates of deposit held at other institutions. Those funds were redeployed into first mortgage loans.

             Deposits were $114.9 million at September 30, 2003. The $10.5 million increase represents a 10.1% increase over the September 30, 2002 balance. Balances increased for all deposit types, with the greatest increase in money market accounts of $4.2 million to $15.8 million at September 30, 2003. Combined interest and non-interest bearing checking accounts rose to $10.5 million an increase of $1.2 million. Savings accounts totaled $15.1 million, an increase of $1.5 million and certificates of deposit totaled $73.5 million an increase of $3.6 million or 5.1% as compared to September 30, 2002. This increase in deposits can be attributed to the acquisition of the Chippewa Falls branch office which resulted in an increase in deposits of $4.3 million, in addition to interest credited of $3.2 million, competitively pricing our deposit accounts at or above market rates and offering deposit products with minimum requirement features more favorable than our competitors. In connection with the Chippewa Falls branch acquisition, an intangible asset in the amount of $156,000 was recorded and is being amortized over fifteen years.

               The growth in loans ^ during fiscal 2003 was partially funded by advances from the Federal Home Loan Bank. The $3.7 million of outstanding advances at September 30, 2003 represent the first borrowings from the Federal Home Loan Bank.

            Retained earnings at September 30, 2003 was $11.0 million compared to $10.4 million at September 30, 2002, an increase of $597,000, or 5.8%, as a result of net income for the fiscal year.

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Average Balances, Net Interest Income, Yields Earned and Rates Paid

            The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread at September 30, 2003. No tax equivalent adjustments were made. All average balances were calculated using beginning and end of year balances, which would not result in materially different rates from those calculated using average monthly or daily balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	At September 30,	Year Ended September 30,
	2003	2003			2002			2001
	Average Yield/ Cost	Average Outstanding Balance	Interest Earned/Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/ Rate
	(Dollars in Thousands)
Interest-Earning Assets:
Cash equivalents	--%	$ 1,159	$ 41	3.54%	$ 2,705	$ 131	4.84%	$ 3,087	$ 273	8.84%
Loans receivable (1)	7.26	113,599	8,732	7.69	98,854	8,224	8.32	92,276	8,590	9.31
Certificates of deposit	--	743	15	2.02	2,278	102	4.48	1,416	60	4.24
FHLB stock		612	41	6.70	276	22	7.97	--	--	--
Total interest-earning assets^	7.36	116,113	8,829	7.60	104,113	8,479	8.14	96,799	8,923	9.22

Interest-Bearing Liabilities:
Savings accounts	0.78	13,601	115	0.85	12,551	160	1.27	11,750	266	2.26
Demand accounts(2)	0.30	9,966	30	0.30	9,251	32	0.35	8,948	62	0.69
Interest-bearing
Non-interest-bearing
Money market accounts	1.75	13,703	216	1.58	11,082	250	2.26	10,668	428	4.00
CDs	3.40	63,571	2,451	3.86	60,279	3,006	4.99	54,822	3,636	6.63
IRAs	3.68	8,857	363	4.10	8,206	411	5.01	7,524	452	6.01
FHLB advances	--	383	2	0.52	--	--	--	--	--	--
Total interest-bearing liabilities	2.59	110,081	3,177	2.89	101,369	3,859	3.81	93,732	4,844	5.17

Net interest income			$5,652			$4,620			$4,079
Net interest rate spread	4.77%			4.72%			4.34%			4.05%
Net interest margin(3)
assets				4.87%			4.44%			4.21%
Average interest-earning assets to
average interest-bearing liabilities			1.05x			1.03x			1.03x
_________________
(1) Calculated net of ^deferred loan fees($50 in 2003 and $13 in 2002), loan discounts, loans in process and ^ allowance for losses on loans.
(2) Includes $3.7 million, $3.3 million and $3.0 million of non-interest-bearing demand deposits at September 30, 2003 2002 and 2001, respectively.
(3) Net interest income divided by interest-earning assets.

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Rate/Volume Analysis

            The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which are changes in rate multiplied by the old volume. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended September 30,
	2003 vs. 2002
	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable	$1,165	$ (657)	$ 508
Other	(86)	(72)	(158)

Total interest-earning assets	$1,079	$ (729)	350

Interest-bearing liabilities:
Savings accounts	$ 12	$ (57)	(45)
Demand accounts	2	(4)	(2)
Money market accounts	51	(85)	(34)
IRA accounts	31	(79)	(48)
Certificates of deposit	157	(712)	(554)
FHLB advances	2	-	2

Total interest-bearing liabilities	$ 255	$ (937)	(682)

Net interest income			$1,032

______________
(1) Calculated net of loan fees of $50 in 2003 and $13 in 2002.
Comparison of Operating Results for the Years Ended September 30, 2003 and September 30, 2002

            General. Net income decreased $67,000, or 10.1%, to $597,000 for the year ended September 30, 2003 from $664,000 for the year ended September 30, 2002. The decrease in net income resulted primarily from an increase in noninterest expense, an increase in income tax expense and an increase in the provision for loan losses, partially offset by an increase in net interest income and an increase in noninterest income. Had we not been exempt from income tax due to our credit union status during a portion of fiscal 2002, and not received a tax benefit for the year ended September 30, 2002, our net income for fiscal 2002 would have been $418,000, or 30.0% less than fiscal 2003.

            Interest Income. Total interest income increased by $350,000, or 3.9%, to $8.8 million for the year ended September 30, 2003 from $8.5 million for the year ended September 30, 2002.

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The primary factor for the increase in interest income was the $14.7 million increase in the average balance of loans receivable from $98.9 million for the year ended September 30, 2002 to $113.6 million for the year ended September 30, 2003. The increase was the result of loan originations exceeding repayments due to strong demand, reflecting generally lower interest rates in fiscal 2003. The average yield on loans receivable decreased to 7.69% from 8.32%, reflecting decreased market rates of interest.

            Interest income from interest-bearing deposits decreased $87,000, or 85.3%, to $15,000 for the year ended September 30, 2003 from $102,000 for the year ended September 30, 2002. The decrease resulted from a decrease in the average balance to $743,000 from $2.3 million, which was due to the maturity of our certificates of deposit in other financial institutions and the utilization of the proceeds to fund new loan originations.

            Interest Expense. Total interest expense decreased $682,000, or 17.7%, to $3.2 million for the year ended September 30, 2003 from $3.9 million for the year ended September 30, 2002. The decrease in interest expense resulted primarily from a decrease in interest expense on deposit accounts. Interest expense on deposits decreased $684,000, or 17.7%, to $3.2 million for the year ended September 30, 2003 from $3.9 million for fiscal 2002. The decrease resulted from a 92 basis point decrease in the average cost of deposits to 2.89% from 3.81%, reflecting generally lower market rates of interest in fiscal 2003.

            Net Interest Income. Net interest income increased by $1.1 million, or 23.1%, to $5.7 million for the year ended September 30, 2003 from $4.6 million for fiscal 2002. The net interest rate spread and the net interest margin increased during the period, reflecting lower levels of rates paid on deposits and a change in asset mix due to increased loan demand, which was partially funded with proceeds from the maturity of lower yielding certificates of deposit in other financial institutions. The net interest spread increased 38 basis points to 4.72% from 4.34% while the net interest margin increased 43 basis points to 4.87% from 4.44%.

            Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level management believes will reflect probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. In fiscal 2003, we recorded a provision for loan losses of $406,000, compared to $375,000 in 2002, to reflect an 18.3% increase in gross loans, including a 30.5% increase in first mortgages on residential real estate. New loan volume increased to $94.8 million in 2003 from $70.6 million in 2002, consisting of the same types of loans in both years.

               This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. The allowance for loan losses as a percentage of loans outstanding increased to .38% at September 30, 2003 from .33% at September 30, 2002. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. Nonperforming loans were approximately $562,000 and $607,000 at September 30, 2003 and 2002, respectively.

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            Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of September 30, 2003 is maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable.

            Noninterest Income. Noninterest income increased $225,000, or 20.3%, to $1.3 million for the year ended September 30, 2003 from $1.1 million for fiscal 2002, as a result of increases in customer service fees of $126,000 on deposit accounts, due primarily to growth in demand accounts, and loan fees of $62,000, due to increased lending activity. Loan fees and service charges consist of credit card fees, loan closing and document fees, and late charges.

            Noninterest Expense. Noninterest expense increased $967,000, or 20.7%, to $5.6 million for the year ended September 30, 2003 from $4.7 million for the year ended September 30, 2002. This increase was primarily the result of an $859,000 increase in salaries and employee benefits^ due to additional loans^ personnel to support increased loan demand and the acquisition of a new branch. Occupancy expense also increased $249,000 as we added additional branches. These increases were partially offset by a $202,000 reduction in other expenses, due to one-time charges associated with the charter change during fiscal 2002 not recurring in fiscal 2003.

            Income Tax Expense. Income tax expense increased to $390,000, or 39.5%, of income before income taxes for the year ended September 30, 2003 from $27,000, or 3.8%, of income before income taxes for the year ended September 30, 2002. The primary difference between the federal statutory rate of 34% and the bank's effective tax rate of 39.5% is state income tax. As a credit union, no income tax expense was recorded due to our not-for-profit status. Upon conversion to a thrift charter in December 2001, we recorded a tax benefit of $194,000 as a result of a change in tax status and in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Had we been a thrift for all of fiscal 2002, our income tax expense would have been $273,000 in fiscal 2002, for an effective tax rate of 39.5%.

Liquidity and Commitments

            We are required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At September 30, 2003, our liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits with a maturity of one year or less and current borrowings was 3.8%.

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            Citizens Community Federal's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Citizens Community Federal's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, Citizens Community Federal invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. Citizens Community Federal also generates cash through borrowings. Citizens Community Federal utilizes Federal Home Loan Bank advances to leverage its capital base and provide funds for its lending and investment activities, and to enhance its interest rate risk management.

            Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or certificates of deposit in other financial institutions. On a longer term basis, Citizens Community Federal maintains a strategy of investing in various lending products as described in greater detail under "Business of Citizens Community Federal - Lending Activities." Citizens Community Federal uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, and to fund loan commitments. At September 30, 2003, the total approved loan origination commitments outstanding amounted to $222,000. At the same date, unused lines of credit were $5.2 million. Certificates of deposit scheduled to mature in one year or less at September 30, 2003, totaled $47.2 million. Although the average cost of deposits has decreased throughout fiscal 2003, management's policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Citizens Community Federal. In addition, the Bank has the ability at September 30, 2003 to borrow an additional $39.5 million from the Federal Home Loan Bank of Chicago as a funding source to meet commitments and for liquidity purposes.

Capital

            Consistent with its goals to operate a sound and profitable financial organization, Citizens Community Federal actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. Total retained earnings was $11.0 million at September 30, 2003, or 8.4% of total assets on that date. As of September 30, 2003, Citizens Community Federal exceeded all capital requirements of the Office of Thrift Supervision. Citizens Community Federal's regulatory capital ratios at September 30, 2003 were as follows: core capital 8.6%; Tier I risk-based capital, 12.5%; and total risk-based capital, 12.9%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively. As a result of converting to the thrift charter, Citizens Community Federal is also required to maintain core capital of 8.0% until December 2004.

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Impact of Inflation

            The consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

            Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

            The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements and Critical Accounting Policies

             ^ The Financial Accounting Standard Board ("FASB") recently issued the following accounting standards related to the financial services industry:

            The FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which is effective for fiscal years beginning after December 15, 2003. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. It also requires prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Implementation of this statement is not expected to have a material impact on our financial position or results or operations.

            The FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for certain contracts entered into or modified after June 30, 2003, and for certain hedging relationships designated after June 30, 2003. Implementation of this statement did not have a material impact on our financial position or results or operations because we currently do not have any derivative instruments or engage in any hedging activities.

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            The FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. Implementation of this statement is not expected to have a material effect on our financial position or results of operations.

               In November 2002, the FASB issued interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," (FIN 45). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions for FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures required by FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The requirements of FIN 45 did not have a material impact on our results of operations, financial position, or liquidity.

            The FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation defined a variable interest entity as a corporation, partnership, trust, or any other legal structure used for the business purpose that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. This interpretation will require a variable interest entity to be consolidated by a bank if that bank is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual return. The provisions of this interpretation are required to be applied immediately to variable interests entities created after January 31, 2003. We do not have any variable interest entities and, accordingly, the implementation of this interpretation did not result in any impact on our financial position or results of operations.

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BUSINESS OF CITIZENS COMMUNITY FEDERAL

General

            We were originally chartered in 1938 as a credit union. Through the years, we evolved into a full-service, multi-branch community credit union serving the people who live, work or worship in the Wisconsin counties of Chippewa and Eau Claire, and parts of Pepin, Buffalo and Trempealeau, as well as businesses and other entities located in these counties, and members and employees of the Hocak Nation. We completed the conversion from a federal credit union charter to a federal mutual savings bank charter as of December 10, 2001. The objective of the charter conversion was to better serve customers and the local community through the broader lending ability of a savings bank, and to expand our customer base beyond the limited field of membership permitted for credit unions.

            On November 1, 2003, we acquired the Mankato, Minnesota branch of another bank. As part of that acquisition, we obtained $7.9 million of deposits and $800,000 of loans related to the Mankato branch.

            Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent loans secured by first and second mortgages on owner-occupied, one- to four-family residences and a variety of consumer loans.

            Our revenues are derived principally from interest on loans.

            We offer a variety of deposit accounts having a wide range of interest rates and terms, which generally include savings accounts, money market deposit and term certificate accounts and demand accounts. We solicit deposits in our market areas and on occasion have accepted brokered certificates of deposit with similar rates as our other certificates of deposit accounts.

Market Areas

            We intend to continue to be a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. We are headquartered in Eau Claire, Wisconsin, and have nine retail offices primarily serving Eau Claire, Buffalo, Jackson, Sauk, Barron and Chippewa counties in Wisconsin and Blue Earth County in Minnesota. Our geographic market area for loans and deposits is principally northwestern and central Wisconsin and south central Minnesota. As of June 30, 2003, we had an 8.9% market share of FDIC-insured deposits in Eau Claire County, ranking us fourth among all insured ^ depositary institutions in our market area.

            The local economy is historically based on manufacturing, but has moved to a more service-oriented economy in the last four decades. Median household income and per capita income for our market area are below the state and national averages, reflecting the urban nature of the market and availability of high paying white collar and technical jobs. As of August 2003, our market area reported an unemployment rate of 4.6%, as compared to the national average of 6.1%. Major employers in our market area include Chippewa Valley Technical

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College, Consumers Co-op Association, University of Wisconsin - Eau Claire and Taylor Corporation.

Lending Activities

            General. Our first mortgage loans carry a fixed rate of interest. First mortgage loans generally are long-term and amortize on a monthly basis with principal and interest due each month. A majority of our first mortgage loans also contain a payable on demand clause, which allows us to call the loan due after a stated period, usually between two and five years from origination. We also have home equity loans in our portfolio which have an interest rate that adjusts based on the prime rate. At September 30, 2003, our net loan portfolio totaled $123.1 million, which constituted 94.4% of our total assets.

            Mortgage loans up to $200,000 and consumer loans may be approved at various levels by loan officers and senior management. The President may approve loans up to $1.6 million. Loans outside our general underwriting guidelines must be approved by the board of directors.

            At September 30, 2003, the maximum amount which we could have loaned to any one borrower and the borrower's related entities was approximately $1.6 million. Our largest lending relationship to a single borrower or a group of related borrowers consisted of three loans to a local entrepreneur totaling $381,000 at September 30, 2003. These loans were secured by residential real estate located in Eau Claire, Wisconsin. The loans were current as of September 30, 2003.

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            Loan Portfolio Composition. The following table presents information concerning the composition of Citizens Community Federal's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated.

	At September 30,
	2003		2002		2001		2000		1999
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Real Estate Loans:
First mortgages	$ 71,108	57.54%	$ 54,505	52.19%	$43,026	45.81%	$40,061	43.89%	$39,422	48.16%
Second mortgages	4,661	3.77	5,687	5.45	1,638	1.74	1,780	1.95	1,475	1.80
Multi-family and commercial	239	0.20	147	0.10	---	---	---	---	---	---
Total real estate loans	76,008	61.51	60,339	57.74	44,664	47.55	41,841	45.84	40,897	49.96

Consumer Loans:
Automobile	26,905	21.77	29,882	28.61	26,403	28.11	25,606	28.06	18,761	22.92
Secured personal loans	17,028	13.80	10,615	10.20	18,738	20.00	19,298	21.10	17,548	21.40
Unsecured personal loans	3,633	2.90	3,604	3.50	4,119	4.40	4,523	5.00	4,653	5.70
Total consumer loans	47,566	38.47	44,101	42.31	49,260	52.51	49,427	54.16	40,962	50.02

Total loans	123,574	100.00%	104,440	100.00%	93,924	100.00%	91,268	100.00%	81,859	100.00%

Less:
Allowance for loan losses	467		349		306		333		269

Total loans receivable, net	$123,107		$104,091		$93,618		$90,935		$81,590

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            The following table shows the composition of Citizens Community Federal's loan portfolio by fixed- and adjustable-rate at the dates indicated.

	At September 30,
	2003		2002		2001		2000		1999
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Fixed Rate Loans
Real estate
First mortgages(1)	$ 71,108	57.5%	$ 54,505	52.2%	$43,026	45.8%	$40,061	43.9%	$39,422	48.2%
Second mortgages	4,099	3.3	5,303	5.1	1,148	1.2	1,304	1.4	914	1.1
Multi-family and commercial	239	0.2	147	0.1	--	--	--	--	--	--
Total real estate loans	75,446	61.0	59,955	57.4	44,174	47.0	41,365	45.3	40,336	49.3

Consumer loans	47,566	38.5	44,101	42.2	49,260	52.5	49,427	54.2	40,962	50.0

Total fixed rate loans	123,012	99.5	104,056	99.6	93,434	99.5	90,792	99.5	81,298	99.3

Adjustable Rate Loans
Real estate
First mortgages	--	--	--	--	--	--	--	--	--	--
Second mortgages	562	0.5	384	0.4	490	0.5	476	0.5	561	0.7
Multi-family and commercial	--	--	--	--	--	--	--	--	--	--
Total real estate loans	562	0.5	384	0.4	490	0.5	476	0.5	561	0.7

Consumer	--	--	--	--	--	--	--	--	--	--

Total adjustable rate loans	562	0.5	384	0.4	490	0.5	476	0.5	561	0.7

Total loans	123,574	100.0%	104,440	100.0%	93,924	100.0%	91,268	100.0%	81,859	100.0%

Less:
Allowance for loan losses	467		349		306		333		269

Total loans receivable, net	$123,107		$104,091		$93,618		$90,935		$81,590

_______________________________
(1)            Includes $66.4 million in 2003, $51.2 million in 2002, $47.3 million in 2001, $39.3 million in 2000 and $38.4 million in 1999 of loans with a payable on demand clause.

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            The following schedule illustrates the contractual maturity of Citizens Community Federal's loan portfolio at September 30, 2003. Mortgages which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	Real Estate						Consumer
	First Mortgage(1)		Second Mortgage		Multi-Family and Commercial		Automobile		Secured Personal		Unsecured Personal		Total
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in Thousands)
Due During Years Ending September 30,

2004(2)	$ --	--%	$ 562	6.29%	$ --	--%	$ 194	8.40%	$ 1,124	7.04%	$1,675	15.12%	$ 3,555	10.80%
2005	4	7.50	--	--	--	--	623	9.05	561	8.74	169	9.24	1,357	8.94
2006	8	6.18	125	9.64	95	7.32	2,160	8.97	942	8.61	251	9.39	3,581	8.88
2007 - 2008	648	6.31	666	8.17	--	--	16,061	8.50	9,163	8.47	1,538	9.49	28,076	8.49
2009 - 2010	608	6.19	329	8.34	--	--	7,866	7.82	1,211	7.37	--	--	10,014	7.68
2011 - 2025	35,882	6.29	2,979	8.76	--	--	--	--	4,028	7.71	--	--	42,889	6.59
2026 and after	33,958	6.75	--	--	144	7.25	--	--	--	--	--	--	34,102	6.75

	$71,108	6.51	$ 4,661	8.37	$239	7.28	$26,904	8.35	$17,029	8.13	$3,633	12.07	$123,574	7.37
______________________
(1) Includes $66.4 million of loans with a payable on demand clause.
(2) Includes home equity lines of credit, credit card loans, loans having no stated maturity and overdraft loans.

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            The total amount of loans due after September 30, 2004 which have predetermined interest rates is $120.0 million, while the total amount of loans due after such date which have floating or adjustable interest rates is $0.

            First Mortgage Lending. We focus our lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences in our market area. At September 30, 2003, one- to four-family residential mortgage loans totaled $75.8 million, or 61.3% of our gross loan portfolio.

            We generally underwrite our one- to four-family loans based on the applicant's employment and credit history, their debt to income ratio and the appraised value of the subject property. Presently, we generally lend up to 80% of the appraised value for one- to four-family residential loans, up to 70% for non-owner occupied residential loans. For loans used to purchase the property with a loan-to-value ratio in excess of 80%, we require private mortgage insurance in order to reduce our exposure below 80%. Properties securing our one- to four-family loans are appraised by independent fee appraisers approved by the board of directors to the extent the loan exceeds $50,000. In-house appraisals, prepared by persons other than the originating loan officer, may be used for loans of less than $50,000, or loans of less than $100,000 if the loan-to-value ratio is less than 50%. We require our borrowers to obtain evidence of clear title and hazard insurance, and flood insurance, if necessary.

            We currently originate most of our one- to four-family mortgage loans on a fixed-rate basis. Our pricing strategy for mortgage loans includes setting interest rates that are consistent with customer demands and our internal needs. Our one- to four-family loans are not assumable. Most of our mortgage loans include a payable on demand clause, which allows us to call the loan at any time after the demand date. The demand date is set based on the loan to value ratio and other underwriting criteria, and is usually two to five years from the date of origination. During the year ended September 30, 2003, we originated $42.2 million of one- to four-family loans which included the payable on demand clause. Fixed-rate loans secured by one- to four-family residences have contractual maturities of up to 30 years, and are generally fully amortizing, with payments due monthly.

            Second Mortgage Lending. We also offer second mortgage loans and home equity lines of credit. Our home equity lines of credit totaled $562,000 and comprised 0.5% of our gross loan portfolio at September 30, 2003. These loans may be originated in amounts, together with the amount of the existing first mortgage, of up to 80% of the value of the property securing the loan. We may go over 80% of the value of the property securing the loan if we hold the first mortgage. Home equity lines of credit are originated with an adjustable rate of interest, based on the prime rate of interest plus a margin, fixed for the first year and adjustable monthly thereafter. Home equity lines of credit have up to a 10 year draw period and require the payment of 1.5% of the outstanding loan balance per month during the draw period, which amount may be reborrowed at any time during the draw period. Once the draw period has lapsed, the payment is fixed based on the loan balance at that time. At September 30, 2003, unfunded commitments on these lines of credit totaled $468,000.

            We also offer second mortgage loans with a fixed rate of interest. These loans may be amortized up to 15 years with a balloon payment at three, five or 10 years. At September 30,

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2003, our fixed-rate second mortgage loans totaled $4.1 million, or 3.3% of our gross loan portfolio.

            Multi-family and Commercial Real Estate Lending. As part of the acquisition of the Chippewa Falls branch on November 1, 2002, we obtained a nominal amount of multi-family and commercial real estate loans. Currently, we have no plans to originate any new commercial or multi-family loans, but may consider doing so in future. At September 30, 2003, multi-family and commercial real estate loans totaled $239,000 or 0.20% of loan portfolio.

            We do not generally maintain an insurance escrow account for loans secured by multi-family and commercial real estate, although we may maintain a tax escrow account for these loans. In order to monitor the adequacy of cash flows on income-producing properties, the borrower is requested or required to provide periodic financial information.

            Loans secured by multi-family and commercial real estate properties are generally larger and involve a greater degree of credit risk than one- to four-family residential mortgage loans. These loans typically involve larger balances to single borrowers or groups of related borrowers. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired.

            Consumer Lending. Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates, and carry higher rates of interest than do one- to four-family residential mortgage loans. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities. At September 30, 2003, our consumer and other loan portfolio totaled ^ $47.6 million, or ^ 38.5% of our gross loan portfolio. We offer a variety of secured consumer loans, including new and used auto loans, boat and recreational vehicle loans, and loans secured by savings deposits. We also offer a limited amount of unsecured loans. We originate our consumer and other loans primarily in our market areas.

            Auto loans totaled $26.9 million at September 30, 2003, or 21.8% of our gross loan portfolio. Auto loans may be written for up to five years for a new car and four years for a used car with fixed rates of interest. Loan-to-value ratios are up to 100% of the sales price for new autos and 100% of the retail value on used autos, based on a valuation from official used car guides. In addition, we may, on occasion, originate auto secured loans in excess of 100% loan-to-value ratio based upon the credit quality of the borrower.

            Auto loans may also be originated through our indirect lending program. Indirect auto loans are made using the same underwriting guidelines as auto loans originated directly by us.

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            We also originate secured loans on an indirect basis through One Source, our indirect dealer program. These secured consumer loans consist of loans for a wide variety of products, including automobiles, recreational vehicles, pianos, all terrain vehicles, televisions and sewing machines. One Source is currently comprised of 110 active dealers with businesses located throughout our market area. In some instances, the participating dealer may receive a premium rate for the amount over our initial interest rate. The loans are generally originated with terms from 12 to 18 months and carry fixed rates of interest. We follow our internal underwriting guidelines in evaluating loans obtained through One Source including credit scoring to approve loans. At September 30, 2003, our indirect lending portfolio totaled $15.3 million.

            We also originate unsecured consumer loans consisting primarily of credit card loans totaling $958,000 at September 30, 2003, overdraft protection loans totaling $583,000 at September 30, 2003 and loans made through our Freedom Loan program. Our Freedom Loan program offers unsecured loans to consumers with a fixed rate of interest for a maximum term of 48 months for amounts not to exceed $20,000 per individual. At September 30, 2003, loans originated through our Freedom Loan program totaled $2.1million.

            Consumer and other loans may entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of consumer loans which are secured by rapidly depreciable assets, such as automobiles and recreational vehicles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. See "Risk Factors - Our loan portfolio possesses increased risk due to our substantial number of consumer loans."

Loan Originations and Repayments

            We originate loans through referrals from real estate brokers and builders, our marketing efforts, and our existing and walk-in customers. Our ability to originate loans is dependent upon customer demand for loans in our market areas. Demand is affected by competition and the interest rate environment. Since we became a savings bank, we have significantly increased our origination of residential real estate loans. During the past few years, we, like many other financial institutions, have experienced significant prepayments on loans due to the low interest rate environment prevailing in the United States. In periods of economic uncertainty, the ability of financial institutions, including us, to originate or purchase large dollar volumes of real estate loans may be substantially reduced or restricted, with a resultant decrease in interest income.

            Since we have not purchased or sold any loans, we do not service any loans other then those we originate.

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            The following table shows the loan origination, purchase, sale and repayment activities of Citizens Community Federal for the periods indicated.

	Year Ended September 30,
	2003	2002	2001
	(In Thousands)
Originations by type:
Real estate(1)	$48,369	$36,530	$20,474
Non-real estate - consumer	38,995	35,271	33,315
Total loans originated	87,364	71,801	53,789

Repayments:
Principal repayments	68,129	61,110	51,139
Loans transferred to other real estate	101	175	--
Net increase (decrease)	$19,134	$10,516	$ 2,650
_______________________________
(1)            Real estate loans include loans with a payable on demand feature of $42.2 million in 2003, $31.7 million in 2002 and $15.6 million in 2001. Real estate loans also include home equity lines of credit of $163,000 in 2003, $0 in 2002 and $73,000 in 2001.

Asset Quality

            When a borrower fails to make a payment on a mortgage loan on or before the due date, a late notice is mailed five days after the due date. When the loan is 10 days past due, a loan officer will begin contacting the borrower by phone. This process will continue until satisfactory payment arrangements have been made. If the loan becomes two payments and ten days past due, a notice of right-to-cure default is sent. If the loan becomes over 90 days delinquent, a drive-by inspection is done while further attempts to contact the borrower by phone are made. After the loan is 120 days past due, and acceptable arrangements have not been made, we will generally refer the loan to legal counsel, with instructions to prepare a notice of intent to foreclose. This notice allows the borrower up to 30 days to bring the loan current. During this 30 day period, we will still attempt to contact the borrower to implement satisfactory payment arrangements. If the loan becomes 150 days past due and satisfactory arrangements have not been made, foreclosure will be instituted.

            For consumer loans a similar process is followed, with the initial written contact being made once the loan is five days past due. Follow-up contacts are generally on an accelerated basis compared to the mortgage loan procedure.

               Citizens Community Federal divides its loans into two categories, mortgage loans and non-mortgage loans. For all loans in both categories, Citizens Community Federal employs a dual loss reserve strategy. First, using a running five-year history, we assign all loans an inherent loss reserve. Next, each loan (mortgage and non-mortgage) that becomes over 61 days delinquent is reviewed by senior management. In addition, Citizens Community Federal assesses several factors including negative change in income, negative change in collateral, negative change in employment and other characteristics.

               Our procedure for charging off consumer loans does not differentiate between the different types of consumer loans. Our loan underwriting is based on the borrowers' ability to pay, and not on the value of the collateral. All closed-end consumer loans are either charged off

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or recognized as a specific loss after they become delinquent 120 days. All open-end consumer loans are charged off or recognized as a specific loss after they become delinquent 180 days. Consumer loans with collateral are charged off or recognized as a specific loss down to collateral resale value less 10 percent if repossession of collateral is assured.

               In lieu of charging off the entire balance, loans with non-real estate collateral may be written down to the value of the collateral, if repossession is assured and in process. For open-end and closed-end loans secured by real estate, a current assessment of value will be made no later than 180 days past due. Any outstanding loan balance in excess of the value of the property, less selling costs, is charged off.

            Delinquent Loans. The following table sets forth our loan delinquencies by type, number and amount at September 30, 2003.

	Loans Delinquent For:
	60-89 Days		90 Days and Over		Total Delinquent Loans
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in Thousands)

Real estate	--	$ --	3	$162	3	$162

Consumer(1)	64	229	98	400	162	629

Total	64	$229	101	$562	165	$791
__________________
(1) Includes credit card accounts.

            Non-performing Assets. The table below sets forth the amounts and categories of non-performing assets in our loan portfolio. Loans are placed on non-accrual status when the loan becomes more than 90 days delinquent. At all dates presented, we had no troubled debt restructurings which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates. Foreclosed assets owned include assets acquired in settlement of loans.

	At September 30,
	2003	2002	2001	2000	1999
	(Dollars in Thousands)

Non-accruing loans:
One- to four-family	$ 162	$ 51	$ --	$ --	$ 36
Consumer(1)	400	483	404	396	285
Total	562	534	404	396	321

Foreclosed assets:
One- to four-family	--	73	--	--	61
Consumer	--	--	--	--	--
Total	--	73	--	--	61

Total non-performing assets	$ 562	$ 607	$ 404	$ 396	$ 382
Total as a percentage of total assets	0.43%	0.53%	0.37%	0.40%	0.39%
___________
(1) Includes credit card accounts.

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             For the ^ years ended September 30, 2003 and 2002, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $21,000 and $18,000, respectively. No amount was included in interest income on loans for this period.

            Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of September 30, 2003, there was also an aggregate of $268,000 of loans with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. These loans are not considered "classified" due to their delinquency status; however, they are identified as "watch" loans. They are not reserved for in the allowance for loan losses other than as part of the inherent portion. These loans have been considered in management's determination of the adequacy of our allowance for loan losses.

            Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the Office of Thrift Supervision to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

            When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management and approved by the board of directors. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the Office of Thrift Supervision and the FDIC, which may order the establishment of additional general or specific loss allowances.

            In connection with the filing of our periodic reports with the Office of Thrift Supervision and in accordance with our classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management's review of our assets, at September 30, 2003, we had classified $350,000 of our ^ loans as substandard, none as doubtful and none as loss. The total amount classified represented 3.2% of our equity capital and 0.3% of our assets at September 30, 2003.

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            Provision for Loan Losses. We recorded a provision for loan losses for the year ended September 30, 2003 of $406,000, compared to $375,000 for the year ended September 30, 2002. The provision for loan losses is charged to income to bring our allowance for loan losses to reflect probable incurred losses based on the factors discussed below under "-- Allowance for Loan Losses." The provision for loan losses for the year ended September 30, 2003 was based on management's review of such factors which indicated that the allowance for loan losses reflected probable incurred losses in the loan portfolio as of the year ended September 30, 2003.

            Allowance for Loan Losses. We maintain an allowance for loan losses to absorb probable incurred losses in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the estimated probable incurred losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.

            At September 30, 2003, our allowance for loan losses was $467,000 or 0.4% of the total loan portfolio. Assessing the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, reflects estimated probable loan losses in our loan portfolios.

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            The following table sets forth an analysis of our allowance for loan losses.

	Year Ended September 30,
	2003	2002	2001	2000	1999
		(Dollars in Thousands)

Balance at beginning of period	$ 349	$ 306	$ 333	$ 269	$ 181

Charge-offs:
One- to four-family	(16)	(2)	(13)	--	(4)
Consumer	(297)	(340)	(266)	(178)	(130)
Total charge-offs	(313)	(342)	(279)	(178)	(134)

Recoveries:
Consumer	25	10	22	40	21
Total recoveries	25	10	22	40	21

Net charge-offs	(288)	(332)	(257)	(138)	(113)
Other - obtained through acquisition	--	--	--	--	40
Additions charged to operations	406	375	230	202	161
Balance at end of period	$ 467	$ 349	$ 306	$ 333	$ 269

Ratio of allowance for loan losses to net loans outstanding at end of period	0.38%	0.34%	0.33%	0.37%	0.33%

Ratio of net charge-offs during the period to average loans outstanding during the period	0.25%	0.33%	0.27%	0.16%	0.13%

Ratio of net charge-offs during the period to average non-performing assets	49.0%	66.0%	64.0%	35.0%	35.0%

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            The distribution of our allowance for losses on loans at the dates indicated is summarized as follows:

	At September 30,
	2003			2002			2001			2000			1999
	Amount of Loan Loss Allow- ance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allow- ance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allow- ance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allow- ance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allow- ance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)

Real estate	$ 9	$ 75,769	61%	$ 4	$ 60,192	58%	$ 4	$44,664	48%	$ 1	$41,841	46%	$ --	$40,897	50%
Consumer	433	47,805	39	340	44,248	42	293	49,260	52	309	49,427	54	244	40,962	50
Unallocated	25	--	--	5	--	--	9	--	--	23	--	--	25	--	--
Total	$ 467	$123,574	100%	$349	$104,440	100%	$306	$93,924	100%	$333	$91,268	100%	$269	$81,859	100%
(1)    The increase in the unallocated portion of $20 over September 30 2002 is largely due to the delinquent loans which, by our policy, had been classified as "losses" but subsequently became current. This unallocated amount is not deemed to be material, and will be reallocated in the future.

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Investment Activities
            Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, including callable agency securities, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly. See "How We Are Regulated - Citizens Community Federal" and "- Qualified Thrift Lender Test" for a discussion of additional restrictions on our investment activities.

            The executive vice president/chief financial officer has the basic responsibility for the management of our investment portfolio, subject to the direction and guidance of the investment committee. The executive vice president/chief financial officer considers various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

            The general objectives of our investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset and Liability Management and Market Risk."

            Our investment securities have historically consisted solely of certificates of deposit of insured savings institutions. At September 30, 2003, we had no investment securities, except FHLB stock.

            The following table sets forth the composition of the Bank's investment securities and interest-bearing deposits at the dates indicated.

	At September 30,
	2003		2002		2001
	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
	(Dollars in Thousands)

Investment securities:
FHLB stock	$671	100.00%	$ 553	100.00%	$ --	100.00%

Interest-bearing deposits with banks	$ --	--%	$1,485	100.00%	$6,931	100.00%

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Sources of Funds

            General. Our sources of funds are deposits, borrowings, payment of principal and interest on loans, interest earned on or maturation of other investment securities and funds provided from operations.

            Deposits. We offer a variety of deposit accounts to both consumers and businesses having a wide range of interest rates and terms. Our deposits consist of savings accounts, money market deposit accounts and demand accounts and certificates of deposit. We solicit deposits primarily in our market areas and from financial institutions and have accepted a limited amount of brokered deposits. At September 30, 2003, we had $2.4 million of brokered deposits. We primarily rely on competitive pricing policies, marketing and customer service to attract and retain these deposits.

            The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition. The variety of deposit accounts we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. We have become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. We try to manage the pricing of our deposits in keeping with our asset/liability management, liquidity and profitability objectives, subject to competitive factors. Based on our experience, we believe that our deposits are relatively stable sources of funds. Despite this stability, our ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.

            The following table sets forth our deposit flows during the periods indicated.

	Year Ended September 30,
	2003	2002	2001
	(Dollars in Thousands)

Opening balance	$104,429	$ 98,128	$89,336
Net deposits	7,358	2,442	3,948
Interest credited	3,176	3,859	4,844

Ending balance	$114,963	$104,429	$98,128

Net increase (decrease)	$ 10,534	$6,301	$ 8,792

Percent increase (decrease)	10.1%	6.4%	9.8%

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            The following table sets forth the dollar amount of savings deposits in the various types of deposit programs we offered at the dates indicated.
	At September 30,
	2003		2002		2001
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)
Transactions and Savings Deposits:

Demand accounts	$ 10,559	9.19%	$ 9,373	8.97%	$ 9,129	9.30%
Savings accounts	15,096	13.13	13,634	13.06	12,825	13.07
Money market accounts	15,849	13.79	11,556	11.07	10,608	10.81

Total non-certificates	41,504	36.11	34,563	33.10	32,562	33.18

Certificates:

9-12 month CDs	13,622	11.85	15,722	15.06	12,539	12.78
17-18 month CDs	9,588	8.34	9,880	9.46	18,020	18.36
24-48 month CDs	37,562	32.67	32,572	31.19	24,366	24.83
Anniversary CDs	1,452	1.26	1,168	1.12	1,533	1.56
Institutional CDs	2,794	2.43	2,771	2.65	1,802	1.84
Borrowers CDs	8	0.01	2	--	2	--
IRA	8,433	7.33	7,751	7.42	7,304	7.45

Total certificates	73,459	63.89	69,866	66.90	65,566	66.82

Total Deposits	114,963	100.00%	104,429	100.00%	98,128	100.00%

            The following table shows rate and maturity information for the Citizens Community Federal's certificates of deposit at September 30, 2003.

	0.00- 2.99%	2.00- 3.99%	4.00- 5.99%	6.00- 7.99%	Total	Percent of Total
	(Dollars in Thousands)
Certificate accounts maturing during the years ended:

September 30, 2004	$25,132	$ 8,135	$ 8,650	$4,834	$46,751	64.0%
September 30, 2005	5,210	4,330	2,253	921	12,714	17.0
September 30, 2006	320	4,807	2,211	--	7,338	10.0
September 30, 2007	--	3,576	2,780	--	6,356	9.0
Thereafter	--	--	--	300	300	0.0

Total	$30,662	$20,848	$15,894	$6,055	$73,459	100.0%

Percent of total	41.7%	28.4%	21.6%	8.3%

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            The following table indicates the amount of Citizens Community Federal's certificates of deposit by time remaining until maturity as of September 30, 2003.
	Maturity
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 months	Total
	(In thousands)

Certificates of deposit less than $100,000	$10,468	$10,996	$16,252	$21,570	$59,286

Certificates of deposit of $100,000 or more	3,525	2,421	3,089	5,138	14,173

Total certificates of deposit	$13,993	$13,417	$19,341	$26,708	$73,459

            Borrowings. Although deposits are our primary source of funds, we may utilize borrowings when they are a less costly source of funds and can be invested at a positive interest rate spread, when we desire additional capacity to fund loan demand or when they meet our asset/liability management goals. Our borrowings consist of advances from the Federal Home Loan Bank of Chicago. See Note 7 of the Notes to Consolidated Financial Statements.
            We may obtain advances from the Federal Home Loan Bank of Chicago upon the security of certain of our mortgage loans. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features. At September 30, 2003, we had $3.7 million in Federal Home Loan Bank advances outstanding and the ability to borrow an additional $39.5 million.

            The following table sets forth the maximum month-end balance and average balance of our borrowings for the periods indicated.

	Year Ended September 30,
	2003	2002	2001
	(In Thousands)
Maximum Balance:
FHLB advances	$3,700	$ --	$ --

Average Balance:
FHLB advances	$ 386	$ --	$ --

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            The following table sets forth certain information as to Citizens Community Federal's borrowings at the dates indicated.
	At September 30,
	2003	2002	2001
	(Dollars in Thousands)

FHLB advances	$3,700	$ --	$ --

Total borrowings	$3,700	$ --	$ --

Weighted average interest rate of FHLB advances	1.39%	--%	--%

Subsidiary and Other Activities

            As a federally chartered savings bank, we are permitted by Office of Thrift Supervision regulations to invest up to 2% of our assets, or $2.6 million at September 30, 2003, in the stock of, or unsecured loans to, service corporation subsidiaries. We may invest an additional 1% of our assets in service corporations where such additional funds are used for inner-city or community development purposes. Citizens Community Federal does not currently have any subsidiary service corporations.

Competition

            We face strong competition in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions and mortgage bankers. Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending.

            We attract our deposits through our branch office system. Competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds and other alternative investments. We compete for these deposits by offering superior service and a variety of deposit accounts at competitive rates. Based on branch deposit data provided by the FDIC at June 30, 2003, Citizens Community Federal's share of deposits was approximately 8.9% in Eau Claire County and less than 3.0% in all other market area counties.

Employees

            At September 30, 2003, we had a total of 56 full-time employees and 43 part-time employees. Our employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

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Properties

            At September 30, 2003, we had eight full service offices. We lease the space in which our administrative offices are located. At September 30, 2003, we owned all but two of our branch offices. The net book value of our investment in premises, equipment and leaseholds, excluding computer equipment, was approximately $1.9 million at September 30, 2003.

            The following table provides a list of Citizens Community Federal's main and branch offices and indicates whether the properties are owned or leased:

Location	Owned or Leased	Lease Expiration Date	Net Book Value at September 30, 2003 (Dollars in Thousands)
ADMINISTRATIVE OFFICE 2174 Eastridge Center Eau Claire, WI 54701	Leased	April 30, 2006	N/A
BRANCH OFFICES:
Westside Branch 2125 Cameron Street Eau Claire, WI 54703	Owned	N/A	$322,877
East Branch 1028 N. Hillcrest Parkway Altoona, WI 54720	Owned	N/A	$328,905
Fairfax Branch 219 Fairfax Street Altoona, WI 54720	Owned	N/A	$928,049
Mondovi Branch 695 E. Main Street Mondovi, WI 54755	Leased	June 30, 2007	N/A
Rice Lake Branch 2462 S. Main Street Rice Lake, WI 54868	Leased	April 30, 2007	N/A
Chippewa Falls Branch 427 W. Prairie View Road Chippewa Falls, WI 54729	Owned	N/A	$289,392
Baraboo Branch S2423 Highway 12 Baraboo, WI 53913	Owned(1)	N/A	$ 5,941
Black River Falls Branch W9036 Highway 54 E. Black River Falls, WI 54615	Owned(1)	N/A	$ 58,457
Mankato Branch(2) 1410 E. Madison Avenue Mankato, MN 56001	Leased	October 30, 2010	N/A

______________
(1) The building is owned and the land is leased.
(2) Location acquired as of November 2003.

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            We believe that our current facilities are adequate to meet the present and immediately foreseeable needs of Citizens Community Federal and Citizens Community Bancorp.

            We currently utilize FISERV-Galaxy, an in-house data processing system. The net book value of the data processing and computer equipment utilized by us at September 30, 2003 was $197,000.

Legal Proceedings

            From time to time we are involved as plaintiff or defendant in various legal actions arising in the normal course of business. We do not anticipate incurring any material liability as a result of such litigation.

MANAGEMENT
Management of Citizens Community Bancorp

             The board of directors of Citizens Community Bancorp consists of the same individuals who serve as directors of Citizens Community Federal. The board of directors of Citizens Community Bancorp is divided into three classes, each of which contains approximately one-third of the board. The directors will be elected by the stockholders of Citizens Community Bancorp for three year terms, or until their successors are elected. One class of directors, consisting of Richard McHugh^ and Thomas C. Kempen ^, has a term of office expiring at the first annual meeting of stockholders. A second class of directors, consisting of Brian R. Schilling and David B. Westrate, has a term of office expiring at the second annual meeting of stockholders. The third class of directors, consisting of Donna E. Talmage and James G. Cooley, has a term of office expiring at the third annual meeting of stockholders.

            The following individuals are executive officers of Citizens Community Bancorp and hold the offices set forth below opposite their names.

Executive	Position Held with Citizens Community Bancorp

James G. Cooley	President and Chief Executive Officer
John D. Zettler	Executive Vice President and Chief Financial Officer
Timothy J. Cruciani	Senior Vice President
Johnny W. Thompson	Senior Vice President
Rebecca Johnson	Vice President

            The executive officers of Citizens Community Bancorp are elected annually and hold office until their respective successors have been elected or until death, resignation or removal by the board of directors.

            Information concerning the principal occupations, employment and compensation of the directors and executive officers of Citizens Community Bancorp is set forth under "- Management of Citizens Community Federal" and "- Executive Officers Who Are Not Directors." Directors of Citizens Community Bancorp initially will not be compensated by Citizens Community

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Bancorp but will serve and be compensated by Citizens Community Federal. It is not anticipated that separate compensation will be paid to directors of Citizens Community Bancorp until such time as these persons devote significant time to the separate management of Citizens Community Bancorp's affairs, which is not expected to occur until Citizens Community Bancorp becomes actively engaged in additional businesses other than holding the stock of Citizens Community Federal. Citizens Community Bancorp may determine that such compensation is appropriate in the future.

Management of Citizens Community Federal

            Because Citizens Community Federal is a mutual savings bank, its members have elected its board of directors. Upon completion of the reorganization, the directors of Citizens Community Federal immediately prior to the reorganization will continue to serve as directors of Citizens Community Federal in stock form. The board of directors of Citizens Community Federal in stock form will consist of seven directors divided into three classes, with approximately one-third of the directors elected at each annual meeting of stockholders. Because Citizens Community Bancorp will own all the issued and outstanding capital stock of Citizens Community Federal following the reorganization, the board of directors of Citizens Community Bancorp will elect the directors of Citizens Community Federal.

            The following table sets forth certain information regarding the board of directors of Citizens Community Federal.

Name	Age(1)	Positions Held With Citizens Community Federal	Director Since	Term of Office Expires

Richard McHugh	61	Chairman of the Board	1985	2004
Thomas C. Kempen	62	Vice Chairman of the Board	1982	2004
Brian R. Schilling	49	Director	1987	2005
Adonis E. Talmage	77	Director	1984	2006
David B. Westrate	60	Director	1991	2005
James R. Murray	48	Director	1992	2004
James G. Cooley	56	President, Chief Executive Officer and Director	1994	2006
_________________________
(1) As of September 30, 2003.

            The business experience of each director for at least the past five years is set forth below.

            Richard McHugh. Mr. McHugh is the Owner/President of Choice Products, USA.

            Thomas C. Kempen. Mr. Kempen is the owner of T. C. Kempen Landscaping Supplies & Consulting.

            Brian R. Schilling. Mr. Schilling is the Managing Partner of W.J. Bauman Associates, LTD, a certified public accounting firm.

            Adonis E. ("Donna") Talmage. Ms. Talmage is currently retired. Prior to her retirement, she was an accounting and data processor for Consumers Co-Op Association.

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            David B. Westrate. Mr. Westrate currently serves as planning supervisor for Sterling Education Services, Co., a position he has held for three years. Prior to that time, he was not employed.
^ ^
            James G. Cooley. Mr. Cooley is President and Chief Executive Officer of Citizens Community Federal, a position he has held since 1987.

Executive Officers Who Are Not Directors

            Each of the executive officers of Citizens Community Federal will retain his or her office following the reorganization. Officers are elected annually by the board of directors of Citizens Community Federal. The business experience for at least the past five years for each of the executive officers of Citizens Community Federal who do not serve as directors is set forth below.

            John Zettler. Age 48 years. Mr. Zettler is currently serving as Executive Vice President. In his capacity as Executive Vice President, Mr. Zettler assists the President in all of his duties with primary responsibility for financial information and human resources activity of Citizens Community Federal. Mr. Zettler joined Citizens Community Federal in 1980 and was named Executive Vice President in 1997.

            Timothy J. Cruciani. Age 43 years. Mr. Cruciani joined Citizens Community Federal in 1989 and became Senior Vice President of Operations in 1994. Mr. Cruciani manages the branch operations and the indirect paper operations of Citizens Community Federal.

            Johnny W. Thompson. Age 51 years. Mr. Thompson currently serves as Senior Vice President/Chief Administrative Officer, a position he has held since he joined Citizens Community Federal in 2002. Mr. Thompson oversees the direct marketing and communications associated with Citizens Community Federal. Prior to joining Citizens Community Federal, Mr. Thompson served as Vice President of Karwoski & Courage, a marketing communications firm.

            Rebecca Johnson. Age 42 years. Ms. Johnson serves as Vice President MIC/Accounting for Citizens Community Federal, a position she has held since 2002. She directs all computer/data processing and accounting activities associated with Citizens Community Federal. Ms. Johnson joined Citizens Community Federal in 1980.

Meetings and Committees of the Board of Directors

            Our board of directors meets monthly. During the year ended September 30, 2003, the board of directors held 12 meetings. No director attended fewer than 75% of the total meetings of the board of directors and committees on which such board member served during this period.

            We currently have ^ standing Audit and Nominating Committees.

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            The Audit Committee is comprised of Directors Westrate, Schilling and Murray. The Audit Committee meets quarterly or on an as needed basis. The Audit Committee hires the independent auditors and reviews the audit report prepared by the independent auditors. In addition, the audit committee reviews the internal compliance results. This committee met three times in 2003.

               The Nominating Committee is comprised of Directors Kempen and executive officers Cruciani and Zettler. This committee is responsible for the annual selection of management's nominees for election of directors and officers. This committee met one time during fiscal 2003.

               It is anticipated that upon completion of the Reorganization, Citizens Community Bancorp will adopt charters governing the functions of their audit and nominating committees.

Directors' Compensation

            Members of Citizens Community Federal's board of directors receive a fee of $666.66 for each board meeting attended. The Chairman of the Board is paid $1,500 per meeting attended.

Executive Compensation

            The following table sets forth a summary of certain information concerning the compensation paid by Citizens Community Federal for services rendered in all capacities during the year ended September 30, 2003 to the President and Chief Executive Officer of Citizens Community Federal and the two other highest compensated executive officers of Citizens Community Federal whose salary and bonus exceeded $100,000.

Summary Compensation Table
		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compen- sation ($)(1)	Restricted Stock Award ($)(2)	Options (#)(2)	All Other Compen- sation (3)

James G. Cooley, Chief Executive Officer and Director	2003	$187,064	$ ---	---	---	---	$172,734

John Zettler, Executive Vice President	2003	107,524	---	---	---	---	23,053

Johnny W. Thompson, Senior Vice President/Chief Administration Officer	2003	104,737	---	13,800(4)	---	---	40,393
_____________
(1)            This amount does not include personal benefits or perquisites which did not exceed the lesser of $50,000 or 10% of the named individuals' salary and bonus.
(2)            As a mutual institution, Citizens Community Federal does not have any stock option or restricted stock plans. Citizens Community Federal does, however, intend to adopt such plans following the reorganization. See "- Benefits -- Other Stock Benefit Plans."
(3)            This amount represents Citizens Community Federal's contribution to its supplemental executive retirement plans of $167,356, $19,705 and $39,668, respectively, and to its 401(k) plan of $5,378, $3,348 and $725, respectively, on behalf of the named executive officers.
(4)            This amount includes $9,000 relocation expense and $4,800 auto allowance.

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Benefits

            General. Citizens Community Federal currently provides health and welfare benefits to its employees, including hospitalization, comprehensive medical insurance, dental, life and long-term disability insurance, subject to certain deductibles and copayments by employees. Citizens Community Federal also provides certain retirements benefits. See Note 9 of the Notes to Consolidated Financial Statements.

            Supplemental Executive and Director Retirement Plans. On August 1, 2002, the Bank adopted a Supplemental Executive and Director's Retirement Plan ("SERP"). The SERP is an unfunded, non-contributory defined benefit plan under which Citizens Community Federal will pay supplemental pension benefits to certain key employees and directors upon retirement. Benefits are based on a formula which includes participants' past and future earnings and years of service with Citizens Community Federal.

            401(k) Savings Plan. We offer a qualified, tax-exempt savings plan to our employees with a cash or deferred feature qualifying under Section 401(k) of the Code (the "401(k) Plan"). All salaried employees who have attained age 21 and completed 12 months of continuous employment, during which they worked at least 1,000 hours, are eligible to participate.

            Participants are permitted to make salary reduction contributions to the 401(k) Plan of up to 100% of their annual salary, up to a maximum of $12,000. We match each contribution in an amount equal to 150% of the participant's 401(k) deferrals for the year up to 3% of their salary. All contributions made by participants are before-tax contributions. All participant contributions and earnings are fully and immediately vested. All matching contributions are vested at a rate of 20% per year after a two year period over a five year period commencing after one year of employment with Citizens Community Federal. However, in the event of retirement at age 65 or older, permanent disability or death, a participant will automatically become 100% vested in the value of all matching contributions and earnings thereon, regardless of the number of years of employment with Citizens Community Federal.

            Participants may invest amounts contributed to their 401(k) Plan accounts in one or more investment options available under the 401(k) Plan. Changes in investment directions among the funds are permitted on a periodic basis pursuant to procedures established by the Plan Administrator. Each participant receives a quarterly statement which provides information regarding, among other things, the market value of his investments and contributions made to the 401(k) Plan on his behalf. Participants are permitted to borrow against their account balance in the 401(k) Plan. For the year ended September 30, 2003, Citizens Community Federal's contribution to the 401(k) Plan on behalf of Mr. Cooley, Mr. Zettler and Mr. Thompson was $5,378, $3,348 and $725, respectively.

            Employee Stock Ownership Plan. We intend to adopt an employee stock ownership plan for employees of Citizens Community Bancorp and Citizens Community Federal to become effective upon the reorganization. Employees of Citizens Community Bancorp and Citizens Community Federal who have been credited with at least 1,000 hours of service during a twelve month period are eligible to participate in the employee stock ownership plan.

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            As part of the reorganization, it is anticipated that the employee stock ownership plan will borrow funds from Citizens Community Bancorp. The employee stock ownership plan will use these funds to purchase a number of shares of common stock equal to up to 8.0% of the maximum amount of common stock that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal. It is anticipated that this loan will equal 100% of the aggregate purchase price of the common stock acquired by the employee stock ownership plan. The loan to the employee stock ownership plan will be repaid principally from Citizens Community Federal's contributions to the employee stock ownership plan over a period of ten years, and the collateral for the loan will be the common stock purchased by the employee stock ownership plan. The interest rate for the loan is expected to be the minimum rate prescribed by the Internal Revenue Code. Citizens Community Bancorp may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by Citizens Community Bancorp or upon the sale of treasury shares by Citizens Community Bancorp. These purchases, if made, would be funded through additional borrowings by the employee stock ownership plan or additional contributions from Citizens Community Federal. The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

            Shares purchased by the employee stock ownership plan with the proceeds of the loan will be held in a suspense account and released to participants' accounts as debt service payments are made. Shares released from the employee stock ownership plan will be allocated to each eligible participant's employee stock ownership plan account based on the ratio of each such participant's compensation to the total compensation of all eligible employee stock ownership plan participants. Forfeitures will be reallocated among remaining participating employees and may reduce any amount Citizens Community Bancorp might otherwise have contributed to the employee stock ownership plan. The account balances of participants within the employee stock ownership plan will become 100% vested after five years of service. Credit for eligibility and vesting is given for years of service with Citizens Community Federal prior to adoption of the employee stock ownership plan. In the case of a "change in control," as defined in the employee stock ownership plan, which triggers a termination of the employee stock ownership plan, participants will become immediately fully vested in their account balances. Benefits are payable upon retirement or other separation from service. Citizens Community Bancorp's contributions to the employee stock ownership plan are not fixed, so benefits payable under the employee stock ownership plan cannot be estimated.

            ^ First Bankers Trust, Quincy, Illinois is expected to serve as trustee of the employee stock ownership plan. Under the employee stock ownership plan, the trustee must vote all allocated shares held in the employee stock ownership plan in accordance with the instructions of the participating employees, and unallocated shares will be voted in the same ratio on any matter as those allocated shares for which instructions are given.

            GAAP requires that any third party borrowing by the employee stock ownership plan be reflected as a liability on Citizens Community Bancorp's statement of financial condition. Since the employee stock ownership plan is borrowing from Citizens Community Bancorp, such

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obligation is not treated as a liability, but will be excluded from stockholders' equity. If the employee stock ownership plan purchases newly issued shares from Citizens Community Bancorp, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

            The employee stock ownership plan will be subject to the requirements of ERISA, and the regulations of the IRS and the Department of Labor thereunder.

            Other Stock Benefit Plans. In the future, we intend to adopt a stock option plan and a restricted stock plan for the benefit of selected directors, officers and employees. We anticipate that the stock option plan and restricted stock plan will have reserved a number of shares equal to 10% and 4%, respectively, of the maximum amount of Citizens Community Bancorp common stock that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal. Grants of common stock pursuant to the restricted stock plan will be issued without cost to the recipient. If a determination is made to implement a stock option plan or restricted stock plan, it is anticipated that any such plans will be submitted to stockholders for their consideration at which time stockholders would be provided with detailed information regarding such plan. If such plans are approved, and effected, they will have a dilutive effect on Citizens Community Bancorp's stockholders as well as affect Citizens Community Bancorp's net income and stockholders' equity, although the actual results cannot be determined until such plans are implemented. Any such stock option plan or restricted stock plan will not be implemented less than six months after the date of the completion of the reorganization, subject to continuing Office of Thrift Supervision jurisdiction.

            Employment Agreements for Executive Officers. Citizens Community Federal currently has rolling three-year employment agreements with each of its five executive officers, including James G. Cooley, John D. Zettler and Johnny W. Thompson. Under the employment agreements, the initial salary levels were $165,438, $99,238 and $99,750 for each of the above-named officers, respectively. In addition, the amount of salary provided for under the agreements is increased by 7% per year with respect to Messrs. Cooley and Zettler and 5% per year with respect to Mr. Thompson. The agreements also provide for equitable participation by the officers in Citizen Community Federal's employee benefit plans.

            The agreements may be terminated by Citizens Community Federal at any time or by the executive if he is assigned duties inconsistent with his title, duties, responsibilities and status. In the event that the officer's employment is terminated without cause or constructively terminated, Citizens Community Federal would be required to honor the terms of the agreement through the expiration of the contract, including payment of the then current cash compensation.

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Loans and Other Transactions with Officers and Directors

            Citizens Community Federal has followed a policy of granting loans to officers and directors, which fully complies with all applicable federal regulations. Loans to directors and executive officers are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with non-insider employees prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features.

            All loans we make to our directors and executive officers are subject to Office of Thrift Supervision regulations restricting loans and other transactions with affiliated persons of Citizens Community Federal. Loans to all directors and executive officers and their associates totaled approximately $55,000 at September 30, 2003, which was 0.5% of our equity at that date. All loans to directors and executive officers were performing in accordance with their terms at September 30, 2003.

               Upon completion of the mutual holding company reorganization, Citizens Community Bancorp and Citizens Community Federal will enter into a tax allocation agreement. Since Citizens Community Bancorp will own 100% of the issued and outstanding capital stock of Citizens Community Federal, they will be members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group Citizens Community Bancorp will be the common parent corporation. As a result of this affiliation, Citizens Community Federal may be included in the filing of a consolidated Federal income tax return with Citizens Community Bancorp and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated Federal income tax return. In addition, Citizens Community Bancorp is willing to undertake the responsibilities regarding the preparation of, filing of and accounting with respect to such consolidated Federal income tax return. At the present time, it is the intention of all parties to file a consolidated Federal income tax return.

               Citizens Community MHC, Citizens Community Bancorp and Citizens Community Federal also intend to enter into an expense allocation agreement. Pursuant to this agreement, Citizens Community Bancorp will reimburse Citizens Community Federal and Citizens Community MHC will reimburse Citizens Community Bancorp for expenses incurred by it that are attributable to the activities of Citizens Community Bancorp and/or Citizens Community MHC. Citizens Community Bancorp and Citizens Community MHC shall pay all fees and other expenses that are attributable solely to their respective operations and shall pay for the use of equipment and employees in such amounts as are mutually determined by them, but in any event, such amounts shall be no less than the fair market value of the goods and services received.

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HOW WE ARE REGULATED

            Set forth below is a brief description of certain laws and regulations which are applicable to Citizens Community Bancorp and Citizens Community Federal. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

            Legislation is introduced from time to time in the United States Congress that may affect the operations of Citizens Community Bancorp and Citizens Community Federal. In addition, the regulations governing Citizens Community Bancorp and Citizens Community Federal may be amended from time to time by the Office of Thrift Supervision. Any such legislation or regulatory changes in the future could adversely affect Citizens Community Bancorp or Citizens Community Federal. No assurance can be given as to whether or in what form any such changes may occur.

General

            Citizens Community Federal, as a federally chartered savings institution, is subject to federal regulation and oversight by the Office of Thrift Supervision extending to all aspects of its operations. Citizens Community Federal also is subject to regulation and examination by the FDIC, which insures the deposits of Citizens Community Federal to the maximum extent permitted by law, and requirements established by the Federal Reserve Board. Federally chartered savings institutions are required to file periodic reports with the Office of Thrift Supervision and are subject to periodic examinations by the Office of Thrift Supervision and the FDIC. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting stockholders. This regulatory oversight will continue to apply to Citizens Community Federal following the reorganization.

            The Office of Thrift Supervision regularly examines Citizens Community Federal and prepares reports for the consideration of Citizens Community Federal's board of directors on any deficiencies that it may find in Citizens Community Federal's operations. The FDIC also has the authority to examine Citizens Community Federal in its role as the administrator of the Savings Association Insurance Fund. Our relationship with its depositors and borrowers also is regulated to a great extent by both Federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of our mortgage requirements. Any change in such regulations, whether by the FDIC, the Office of Thrift Supervision or Congress, could have a material adverse impact on Citizens Community Bancorp and Citizens Community Federal and their operations.

Citizens Community Bancorp

            Pursuant to regulations of the Office of Thrift Supervision and the terms of Citizens Community Bancorp's charter, the purpose and powers of Citizens Community Bancorp are to

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pursue any or all of the lawful objectives of a thrift holding company and to exercise any of the powers accorded to a thrift holding company.

            If we fail the qualified thrift lender test, Citizens Community Bancorp must obtain the approval of the Office of Thrift Supervision prior to continuing after such failure, directly or through other subsidiaries, any business activity other than those approved for multiple thrift companies or their subsidiaries. In addition, within one year of such failure Citizens Community Bancorp must register as, and will become subject to, the restrictions applicable to bank holding companies.

Citizens Community Federal

            The Office of Thrift Supervision has extensive authority over the operations of savings institutions. As part of this authority, we are required to file periodic reports with the Office of Thrift Supervision and we are subject to periodic examinations by the Office of Thrift Supervision and the FDIC. When these examinations are conducted by the Office of Thrift Supervision and the FDIC, the examiners may require Citizens Community Federal to provide for higher general or specific loan loss reserves. All savings institutions are subject to a semi-annual assessment, based upon the savings institution's total assets, to fund the operations of the Office of Thrift Supervision.

            The Office of Thrift Supervision also has extensive enforcement authority over all savings institutions and their holding companies, including Citizens Community Federal and Citizens Community Bancorp. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision. Except under certain circumstances, public disclosure of final enforcement actions by the Office of Thrift Supervision is required.

            In addition, the investment, lending and branching authority of Citizens Community Federal is prescribed by federal laws and it is prohibited from engaging in any activities not permitted by such laws. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal institutions in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the Office of Thrift Supervision. Federal savings institutions are also generally authorized to branch nationwide. Citizens Community Federal is in compliance with the noted restrictions. As part of converting to a thrift charter, and this reorganization, we have filed a business plan with the Office of Thrift Supervision. We are required to provide quarterly variance reports and prior notice to the Office of Thrift Supervision for any business plan deviation. We are also required to obtain an independent audit on an annual basis.

            Citizens Community Federal's general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At September 30, 2003, Citizens Community

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Federal's lending limit under this restriction was $1.6 million. Citizens Community Federal is in compliance with the loans-to-one-borrower limitation.

              Generally, OTS regulations limit consumer lending to 35% of total assets. Citizens Community Federal has, however, requested and obtained a waiver of that limit, up to 37%, until December 2004. We also have the right to request an extension of this waiver for up to one additional year. Citizens Community Federal intends to comply with these lending limitations, and the waiver requirements, and does not expect this compliance to have a material adverse effect on its operations or earnings.

            The Office of Thrift Supervision, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan.

Insurance of Accounts and Regulation by the FDIC

            Citizens Community Federal is a member of the Savings Association Insurance Fund, which is administered by the FDIC. Deposits are insured up to the applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the Savings Association Insurance Fund or the Bank Insurance Fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Regulatory Capital Requirements

            Federally insured savings institutions, such as Citizens Community Federal, are required to maintain a minimum level of regulatory capital. The Office of Thrift Supervision has established capital standards, including a tangible capital requirement, a leverage ratio or core capital requirement and a risk-based capital requirement applicable to such savings institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The Office of Thrift Supervision is also authorized to impose capital requirements in excess of these standards on a case-by-case basis.

            The capital regulations require tangible capital of at least 1.5% of adjusted total assets, as defined by regulation. Tangible capital generally includes common stockholders' equity and retained earnings, and certain noncumulative perpetual preferred stock and related earnings. In addition, generally all intangible assets, other than a limited amount of purchased mortgage servicing rights, and certain other items, must be deducted from tangible capital for calculating compliance with the requirement. At September 30, 2003, Citizens Community Federal had $156,000 of intangible assets which were subject to these tests.

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               On August 28, 2003, Citizens Community Federal entered into a pledge agreement with its chairman, Richard McHugh. Under the terms of the pledge agreement, Mr. McHugh provided Citizens Community Federal with a $300,000 deposit. The pledge agreement was entered into in order to assist Citizens Community Federal in meeting certain capital requirements upon completion of the acquisition of the Mankato, Minnesota branch. The funds are currently being held in a non-FDIC insured account and may not be withdrawn without Citizen Community Federal's consent. Citizens Community Federal anticipates that upon the completion of the Reorganization it will have sufficient excess capital and will then release the pledged funds.^

            At September 30, 2003, Citizens Community Federal had tangible capital of $11.1 million, or 8.55% of adjusted total assets, which is approximately $9.2 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

             The capital standards also require core capital equal to at least 3.0% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a savings institution must maintain a core capital ratio of at least 4.0% to be considered adequately capitalized unless its supervisory condition is such as to allow it to maintain a 3.0% ratio. As a result of converting to the thrift charter, Citizens Community Federal is also required to maintain core capital of 8.0% until December 2004. At September 30, 2003, Citizens Community Federal had ^ $156,000 of intangibles which were subject to these tests.

            At September 30, 2003, Citizens Community Federal had core capital equal to $11.1 million, or 8.55% of adjusted total assets, which is $5.9 million above the minimum requirement of 4.0% in effect on that date.

            The Office of Thrift Supervision also requires savings institutions to have total capital of at least 8.0% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The Office of Thrift Supervision is also authorized to require a savings institution to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At September 30, 2003, Citizens Community Federal had $323,000 of general loan loss reserves, which was less than 1.25% of risk-weighted assets.

            In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the Office of Thrift Supervision has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan-to-value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by Fannie Mae or Freddie Mac.

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            On September 30, 2003, Citizens Community Federal had total risk-based capital of $11.5 million and risk-weighted assets of $89.1 million; or total capital of 12.86% of risk-weighted assets. This amount was $4.3 million above the 8.0% requirement in effect on that date.

            The Office of Thrift Supervision and the FDIC are authorized and, under certain circumstances, required to take certain actions against savings institutions that fail to meet their capital requirements. The Office of Thrift Supervision is generally required to take action to restrict the activities of an "undercapitalized institution," which is an institution with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8.0% risk-based capital ratio. Any such institution must submit a capital restoration plan and until such plan is approved by the Office of Thrift Supervision may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The Office of Thrift Supervision is authorized to impose the additional restrictions.

            Any savings institution that fails to comply with its capital plan or has Tier 1 risk-based or core capital ratios of less than 3.0% or a risk-based capital ratio of less than 6.0% and is considered "significantly undercapitalized" must be made subject to one or more additional specified actions and operating restrictions which may cover all aspects of its operations and may include a forced merger or acquisition of the institution. An institution that becomes "critically undercapitalized" because it has a tangible capital ratio of 2.0% or less is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized institutions. In addition, the Office of Thrift Supervision must appoint a receiver, or conservator with the concurrence of the FDIC, for a savings institution, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. The OTS may take other action as it determines, with the concurrence of the FDIC, would better achieve its objective, after documenting why. If the OTS determines to take action other than appointing a conservator or receiver, a redetermination must be made not later than the end of the 90-day period beginning on the date the original determination is made. If a redetermination is not made, then a conservator or receiver will, notwithstanding the above and with certain exceptions, be appointed. In general, the OTS will appoint a receiver if the institution is critically undercapitalized on average during the calendar quarter beginning 270 days after the date on which the institution became critically undercapitalized.

            The Office of Thrift Supervision is also generally authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

            The imposition by the Office of Thrift Supervision or the FDIC of any of these measures on Citizens Community Federal may have a substantial adverse effect on its operations and profitability. At September 30, 2003, Citizens Community Federal was considered a "well-capitalized" institution.

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Limitations on Dividends and Other Capital Distributions

            Office of Thrift Supervision regulations impose various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.

            Generally, savings institutions, such as Citizens Community Federal, that before and after the proposed distribution remain well-capitalized, may make capital distributions during any calendar year equal to up to 100% of net income for the year-to-date plus retained net income for the two preceding years. However, an institution deemed to be in need of more than normal supervision by the Office of Thrift Supervision may have its dividend authority restricted by the Office of Thrift Supervision. Citizens Community Federal may pay dividends in accordance with this general authority.

            Savings institutions proposing to make any capital distribution need not submit written notice to the Office of Thrift Supervision prior to such distribution unless they are a subsidiary of a holding company or would not remain well-capitalized following the distribution. Upon completion of this offering, Citizens Community Federal will be a subsidiary of a holding company. Savings institutions that do not, or would not meet their current minimum capital requirements following a proposed capital distribution or propose to exceed these net income limitations must obtain Office of Thrift Supervision approval prior to making such distribution. The Office of Thrift Supervision may object to the distribution during that 30-day period based on safety and soundness concerns. See "- Regulatory Capital Requirements."

               If Citizens Community Bancorp pays dividends to its stockholders, it also will be required to pay dividends to Citizens Community MHC, unless Citizens Community MHC elects to waive the receipt of dividends. We anticipate that Citizens Community MHC will waive dividends paid by Citizens Community Bancorp. Any decision to waive dividends will be subject to regulatory approval. Under Office of Thrift Supervision regulations, public stockholders would not be diluted for any dividends waived by Citizens Community MHC in the event Citizens Community MHC converts to stock form. See "Regulation and Supervision -Holding Company Regulation."

              Citizens Community Bancorp will not be subject to Office of Thrift Supervision regulatory restrictions on the payment of dividends. However, dividends from Citizens Community Bancorp may depend, in part, upon receipt of dividends from Citizens Community Federal because Citizens Community Bancorp initially will have no source of income other than dividends from Citizens Community Federal and earnings from the investment of the net proceeds from the offering retained by Citizens Community Bancorp. Office of Thrift Supervision regulations limit distributions from Citizens Community Federal to Citizens Community Bancorp. In addition, Citizens Community Federal may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with the reorganization. No insured ^ depositary institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized. See "Our Policy Regarding Dividends."

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Liquidity

            All savings institutions, including Citizens Community Federal, are required to maintain sufficient liquidity to ensure a safe and sound operation.

Qualified Thrift Lender Test

            All savings institutions, including Citizens Community Federal, are required to meet a qualified thrift lender test to avoid certain restrictions on their operations. This test requires a savings institution to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings institution may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments. At September 30, 2003, Citizens Community Federal met the test at 82.4%, and has always met the test since its effectiveness.

            Any savings institution that fails to meet the qualified thrift lender test must convert to a national bank charter, unless it requalifies as a qualified thrift lender and thereafter remains a qualified thrift lender. If an institution does not requalify and converts to a national bank charter, it must remain Savings Association Insurance Fund-insured until the FDIC permits it to transfer to the Bank Insurance Fund. If such an institution has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings institution and a national bank, and it is limited to national bank branching rights in its home state. In addition, the institution is immediately ineligible to receive any new Federal Home Loan Bank borrowings and is subject to national bank limits for payment of dividends. If such an institution has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding Federal Home Loan Bank borrowings, which may result in prepayment penalties. If any institution that fails the qualified thrift lender test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies.

Community Reinvestment Act

            Under the Community Reinvestment Act, every FDIC-insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with the examination of Citizens Community Federal, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Citizens Community Federal. An unsatisfactory rating may be used as the basis for

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the denial of an application by the Office of Thrift Supervision. Due to the heightened attention being given to the Community Reinvestment Act in the past few years, Citizens Community Federal may be required to devote additional funds for investment and lending in its local community. Citizens Community Federal has not yet been examined for Community Reinvestment Act compliance.

Transactions with Affiliates

            Generally, transactions between a savings institution or its subsidiaries and its affiliates are required to be on terms as favorable to the institution as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the institution's capital. Affiliates of Citizens Community Federal include Citizens Community Bancorp and any company which is under common control with Citizens Community Federal. In addition, a savings institution may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. The Office of Thrift Supervision has the discretion to treat subsidiaries of savings institutions as affiliates on a case by case basis.

              On April 1, 2003, the Federal Reserve's Regulation W, which comprehensively amends sections 23A and 23B, became effective. The Federal Reserve Act and Regulation W are applicable to savings associations such as Citizens Community Federal. The Regulation unifies and updates staff interpretations issued over the years, incorporates several new interpretative proposals (such as to clarify when transactions with an unrelated third party will be attributed to an affiliate), and addresses new issues arising as a result of the expanded scope of nonbanking activities engaged in by banks and bank holding companies in recent years and authorized for financial holding companies under the Gramm-Leach-Bliley Act. In addition, the Office of Thrift Supervision regulations prohibit a savings institution from lending to any of its affiliates that is engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary.

            Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the Office of Thrift Supervision. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must generally be made on terms substantially the same as for loans to unaffiliated individuals.

              At September 30, 2003, there was an outstanding option issued in 1995 to Mr. David Westrate, one of our directors, entitling him to purchase land owned by Citizens Community Federal. This option was exercised in December 2003, and the closing is expected to occur during the second quarter of fiscal 2004. The terms of the option, at the time it was entered into, were believed by the Board to be at least as favorable to Citizens Community Federal as they would have been if negotiated with an unaffiliated party.

Federal Securities Law

            The stock of Citizens Community Bancorp is registered with the SEC under the Securities Exchange Act of 1934, as amended. Citizens Community Bancorp will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Securities Exchange Act of 1934.

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            Citizens Community Bancorp stock held by persons who are affiliates of Citizens Community Bancorp may not be resold without registration unless sold in accordance with certain resale restrictions. Affiliates are generally considered to be officers, directors and principal stockholders. If Citizens Community Bancorp meets specified current public information requirements, each affiliate of Citizens Community Bancorp will be able to sell in the public market, without registration, a limited number of shares in any three-month period.

Federal Reserve System

            The Federal Reserve Board requires all ^ depositary institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts, primarily checking, NOW and Super NOW checking accounts. At September 30, 2003, Citizens Community Federal was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the Office of Thrift Supervision. See "- Liquidity."

            Savings institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require institutions to exhaust other reasonable alternative sources of funds, including Federal Home Loan Bank borrowings, before borrowing from the Federal Reserve Bank.

Federal Home Loan Bank System

            Citizens Community Federal is a member of the Federal Home Loan Bank of Chicago, which is one of 12 regional Federal Home Loan Banks, that administers the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans or advances to members in accordance with policies and procedures, established by the board of directors of the Federal Home Loan Bank, which are subject to the oversight of the Federal Housing Finance Board. All advances from the Federal Home Loan Bank are required to be fully secured by sufficient collateral as determined by the Federal Home Loan Bank. In addition, all long-term advances are required to provide funds for residential home financing.

            As a member, Citizens Community Federal is required to purchase and maintain stock in the Federal Home Loan Bank of Chicago. At September 30, 2003, Citizens Community Federal had $671,000 in Federal Home Loan Bank stock, which was in compliance with this requirement.

            Under federal law the Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to low- and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of Federal Home Loan Bank dividends paid and could continue to do so in the

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future. These contributions could also have an adverse effect on the value of Federal Home Loan Bank stock in the future. A reduction in value of Citizens Community Federal's Federal Home Loan Bank stock may result in a corresponding reduction in Citizens Community Federal's capital.

            For the year ended September 30, 2003, dividends paid by the Federal Home Loan Bank of Chicago to Citizens Community Federal totaled $41,800, as compared to $21,500 for the year ended September 30, 2002.

TAXATION

Federal Taxation

            General. Citizens Community Bancorp and Citizens Community Federal will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Citizens Community Bancorp or Citizens Community Federal. Citizens Community Federal's federal income tax returns have never been audited. Prior to December 10, 2001, Citizens Community Federal was a credit union, not generally subject to corporate income tax.

            Following the reorganization, Citizens Community Bancorp anticipates that it will file a consolidated federal income tax return with Citizens Community Federal commencing with the first taxable year after completion of the reorganization. Accordingly, it is anticipated that any cash distributions made by Citizens Community Bancorp to its stockholders would be considered to be taxable dividends and not as a non-taxable return of capital to stockholders for federal and state tax purposes.

            Method of Accounting. For federal income tax purposes, Citizens Community Federal currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on September 30, for filing its federal income tax return.

            Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income. The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Citizens Community Federal has not been subject to the alternative minimum tax, nor do we have any such amounts available as credits for carryover.

            Net Operating Loss Carryovers. A financial institution may carryback net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 6, 1997. At September 30, 2003, Citizens Community Federal had no net operating loss carryforwards for federal income tax purposes.

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            Corporate Dividends-Received Deduction. Citizens Community Bancorp may eliminate from its income dividends received from Citizens Community Federal as a wholly owned subsidiary of Citizens Community Bancorp if it elects to file a consolidated return with Citizens Community Federal. The corporate dividends-received deduction is 100% or 80%, in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payor of the dividend. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct 70% of dividends received or accrued on their behalf.

State Taxation

            Citizens Community Bancorp and Citizens Community Federal will be subject to the Wisconsin corporate franchise (income) tax which is assessed at the rate of 7.9%. For this purpose, Wisconsin taxable income generally means federal taxable income subject to certain modifications provided for in the Wisconsin law.

RESTRICTIONS ON ACQUISITION OF CITIZENS COMMUNITY BANCORP
AND CITIZENS COMMUNITY FEDERAL

            The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire Citizens Community Bancorp, Citizens Community Federal or their respective capital stock are described below. Also discussed are certain provisions in Citizens Community Bancorp's charter and bylaws which may be deemed to affect the ability of a person, firm or entity to acquire Citizens Community Bancorp.

Federal Law

            The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days prior written notice. The Home Owners' Loan Act provides that no company may acquire "control" of a savings institution without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the Office of Thrift Supervision. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution, where certain enumerated "control factors" are also present in the acquisition. The Office of Thrift Supervision may prohibit an acquisition of control if:
  it would result in a monopoly or substantially lessen competition;

  the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

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  the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.
These restrictions do not apply to the acquisition of a savings institution's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

            For a period of three years following completion of the reorganization, Office of Thrift Supervision regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Citizens Community Bancorp or Citizens Community Federal without Office of Thrift Supervision approval.

Charter and Bylaws of Citizens Community Bancorp

            The following discussion is a summary of certain provisions of the charter and bylaws of Citizens Community Bancorp that relate to corporate governance. The description is necessarily general and qualified by reference to the charter and bylaws.

            Classified Board of Directors. Certain provisions of Citizens Community Bancorp's charter and bylaws will impede changes in majority control of the board of directors. Citizens Community Bancorp's charter provides that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms except for the initial directors. Thus, assuming a board of three directors or more, it would take two annual elections to replace a majority of Citizens Community Bancorp's board.

            Authorized But Unissued Shares of Capital Stock. Following the stock offering, Citizens Community Bancorp will have authorized but unissued shares of preferred stock and common stock. See "Description of Capital Stock of Citizens Community Bancorp" Although these shares could be used by the board of directors of Citizens Community Bancorp to make it more difficult or to discourage an attempt to obtain control of Citizens Community Bancorp through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares for these purposes since Citizens Community MHC owns a majority of the common stock.

            How Shares Are Voted. Citizens Community Bancorp's charter provides that there will not be cumulative voting by stockholders for the election of Citizens Community Bancorp's directors. No cumulative voting rights means that Citizens Community MHC, as the holder of a majority of the shares eligible to be voted at a meeting of stockholders, may elect all directors of Citizens Community Bancorp to be elected at that meeting. This could prevent minority stockholder representation on Citizens Community Bancorp's board of directors.

            Restrictions on Acquisitions of Shares. Citizens Community Federal's charter provides that for a period of five years from the closing of the stock issuance, no person other than Citizens Community Bancorp and Citizens Community MHC, may offer directly or indirectly to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of Citizens Community Bancorp. This provision does not apply to any tax-qualified employee

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benefit plan of Citizens Community Federal or Citizens Community Bancorp or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Citizens Community Bancorp or any of its subsidiaries so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner of more than 10% of any class of equity securities of Citizens Community Bancorp. In addition, during this five-year period, all shares owned over the 10% limit may not be voted in any matter submitted to stockholders for a vote. The inclusion of this provision in Citizens Community Federal's charter is deemed to restrict the acquisition and voting of shares of Citizens Community Bancorp.

            Procedures for Stockholder Nominations. Citizens Community Bancorp's bylaws provide that any stockholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must send written notice to the Secretary of Citizens Community Bancorp at least five days before the date of the annual meeting. The bylaws further provide that if a stockholder wanting to make a nomination or a proposal for new business does not follow the prescribed procedures, the proposal will not be considered until an adjourned, special, or annual meeting of the stockholders taking place 30 days or more thereafter. Management believes that it is in the best interests of Citizens Community Bancorp and its stockholders to provide enough time for management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

Benefit Plans

            In addition to the provisions of Citizens Community Bancorp's charter and bylaws described above, benefit plans of Citizens Community Bancorp and Citizens Community Federal intended to be adopted after completion of this offering contain provisions which also may discourage hostile takeover attempts which the board of directors of Citizens Community Federal might conclude are not in the best interests of Citizens Community Bancorp, Citizens Community Bancorp and Citizens Community Federal or Citizens Community Bancorp's stockholders. For a description of the benefit plans and the provisions of these plans relating to changes in control of Citizens Community Bancorp or Citizens Community Federal, see "Management - Benefits."

DESCRIPTION OF CAPITAL STOCK OF
CITIZENS COMMUNITY BANCORP

General

            Citizens Community Bancorp is authorized to issue five million shares of common stock having a par value of $0.01 per share and one million shares of preferred stock having a par value of $0.01 per share. Citizens Community Bancorp currently expects to issue up to a maximum of 851,000 shares of common stock, or 978,650 shares in the event that the maximum of the estimated offering range is increased by 15%, and no shares of preferred stock in the

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reorganization. Each share of Citizens Community Bancorp's common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock in accordance with the plan of reorganization, all of the stock will be duly authorized, fully paid and nonassessable. Presented below is a description of all aspects of Citizens Community Bancorp's capital stock which are deemed material to an investment decision with respect to the reorganization.

            The common stock of Citizens Community Bancorp will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common Stock

            Distributions. Citizens Community Bancorp can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock of Citizens Community Bancorp will be entitled to receive and share equally in these dividends as they may be declared by the board of directors of Citizens Community Bancorp out of funds legally available for such purpose. If Citizens Community Bancorp issues preferred stock, the holders of such preferred stock may have a priority over the holders of the common stock with respect to dividends. See "Our Policy Regarding Dividends."

            Voting Rights. Upon the effective date of the reorganization, the holders of common stock of Citizens Community Bancorp will possess exclusive voting rights in Citizens Community Bancorp. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors, therefore, directors will be elected by a plurality of the shares actually voting on the matter. Under certain circumstances, shares in excess of 10% of the issued and outstanding shares of common stock may be considered "excess shares" and, accordingly, not be entitled to vote. See "Restrictions on Acquisition of Citizens Community Bancorp and Citizens Community Federal." If Citizens Community Bancorp issues preferred stock, holders of the preferred stock may also possess voting rights.

            Liquidation. In the event of any liquidation, dissolution or winding up of Citizens Community Federal, Citizens Community Bancorp, as holder of Citizens Community Federal's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Citizens Community Federal, including all deposit accounts and accrued interest thereon and the liquidation account established as part of this offering, all assets of Citizens Community Federal available for distribution. In the event of liquidation, dissolution or winding up of Citizens Community Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Citizens Community Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

            Rights to Buy Additional Shares. Holders of the common stock of Citizens Community Bancorp will not be entitled to preemptive rights with respect to any shares which may be issued. Preemptive rights are the priority right to buy additional shares if Citizens Community Bancorp issues more shares in the future. Therefore, if additional shares are issued by Citizens

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Community Bancorp without the opportunity for existing stockholders to purchase more shares, a stockholder's ownership interest in the Company may be subject to dilution. The common stock is not subject to redemption.

Preferred Stock

            None of the shares of Citizens Community Bancorp's authorized preferred stock will be issued in the reorganization. This stock may be issued with preferences and designations as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and reorganization rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Citizens Community Bancorp has no present plans to issue preferred stock. If preferred stock is issued in the future, Citizens Community Bancorp will not offer preferred stock to promoters except on the same terms as it is offered to all other existing stockholders or to new stockholders; or the issuance will be approved by a majority of Citizens Community Bancorp's independent directors who do not have an interest in the transaction and who have access, at Citizens Community Bancorp's expense, to its or independent legal counsel.

TRANSFER AGENT AND REGISTRAR

            The transfer agent and registrar for Citizens Community Bancorp common stock is ^ Registrar and Transfer Company, Cranford, New Jersey.

EXPERTS

            Our consolidated financial statements as of September 30, 2003 and 2002 and for each of the two years in the period ended September 30, 2003 included in this prospectus have been audited by Wipfli LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon the report of this firm given upon the authority as experts in accounting and auditing.

            RP Financial has consented to the publication herein of the summary of its report to Citizens Community Federal setting forth its opinion as to the estimated pro forma market value of the common stock upon reorganization and its letter with respect to subscription rights.

LEGAL AND TAX OPINIONS

            The legality of the common stock and the federal income tax consequences of the reorganization have been passed upon for Citizens Community Federal by Silver, Freedman & Taff, L.L.P., Washington, D.C., special counsel to Citizens Community Federal and Citizens Community Bancorp. The Wisconsin income tax consequences of the reorganization have been passed upon for Citizens Community Federal by Wipfli LLP. Certain legal matters will be passed upon for Keefe, Bruyette & Woods by Selman, Munson & Lerner PC, Austin, Texas.

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ADDITIONAL INFORMATION

            Citizens Community Bancorp has filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. This information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Citizens Community Bancorp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document. Citizens Community Federal also maintains a website (http://www.citizenscommunityfederal.net) which contains various information about Citizens Community Federal.

            Citizens Community Federal has filed a Mutual Holding Company Application on Form MHC-1 and a Holding Company Application on Form H-(e)1s with the Office of Thrift Supervision with respect to the reorganization. This prospectus omits certain information contained in those applications. The applications may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Midwest Regional Office of the Office of Thrift Supervision located at 122 W. John Carpenter Freeway, Suite 600, Irving, Texas 75039.

            In connection with the reorganization, Citizens Community Bancorp has registered its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon such registration, Citizens Community Bancorp and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of reorganization, Citizens Community Bancorp has undertaken that it will not terminate this registration for a period of at least three years following the reorganization.

            A copy of the plan of reorganization, the charter and bylaws of Citizens Community Bancorp and Citizens Community Federal are available without charge from Citizens Community Federal. Requests for such information should be directed to: Stockholder Relations, Citizens Community Federal, 2174 Eastridge Center, Eau Claire, Wisconsin 54701.

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CITIZENS COMMUNITY BANCORP

INDEX TO FINANCIAL STATEMENTS

Page

Independent Auditor's Report	F-2

Balance Sheets as of September 30, 2003 and 2002	F-3

Statements of Income ^ Years Ended September 30, 2003 and 2002	^ 65

Statements of Retained Earnings Years Ended September 30, 2003 and 2002	F-4

Statements of Cash Flows for the Years Ended September 30, 2003 and 2002	F-5

Notes to Financial Statements for the Years Ended September 30, 2003 and 2002	^ F-6 - F-20

            All schedules are omitted because the required information is not applicable or is included in the Financial Statements and related Notes.

            The financial statements of Citizens Community Bancorp have been omitted because Citizens Community Bancorp has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

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WIPFLi
    Business experts. Right from the start.

Independent Auditor's Report

Board of Directors
Citizens Community Federal
Altoona, Wisconsin

We have audited the accompanying balance sheets of Citizens Community Federal as of September 30, 2003 and 2002, and the related statements of income, ^ retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Citizens Community Federal at September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Wipfli LLP

Wipfli LLP

October 22, 2003
Chippewa Falls, Wisconsin

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CITIZENS COMMUNITY FEDERAL

Balance Sheets
September 30, 2003 and 2002

Assets	2003	2002

Cash and cash equivalents	3,074,024	5,935,121
Certificates of deposit in other financial institutions	0	1,485,000
Allowance for loan losses	123,573,894	104,439,_____
Loans receivable - net	(466,527)	(39944_____)
Office properties and equipment - Net	2,342,738	2,235,118
Federal Home Loan Bank stock	671,000	553,400
Accrued interest receivable	397,058	412,193
Other assets	807,696	545,330

TOTAL ASSETS	$130,399,883	$115,256,664

Liabilities and Equity
Liabilities
Deposits	$114,962,864	$104,428,502
Federal Home Loan Bank advances	3,700,000	0
Other liabilities	746,083	434,723

Total liabilities	119,408,947	104,863,225
Commitments and Contingencies (See Note 11)
Equity - Retained earnings	I 0,990,936	10,393,439

TOTAL LIABILITIES AND EQUITY	$130,399,883	$115,256,664

See accompanying notes to financial statements.

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CITIZENS COMMUNITY FEDERAL

Statements of Retained Earnings
Years Ended September 30, 2003 and 2002

	2003	2002

Retained earnings at beginning	10,393,439	9,728,846
Net income	597,497	664,593

Retained earnings at end	$10,990,936	$10,393,439

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CITIZENS COMMUNITY FEDERAL

Statements of Cash Flows
Years Ended September 30, 2003 and 2002

	2003	2002

Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$597,497	$664,593

Adjustments to reconcile net income to net cash provided by operating activities
Provision for depreciation	261,030	249,674
Provision for loan losses	405,530	375,061
Provision for deferred income taxes	(49,130)	26,535
Federal Home Loan Bank stock dividends	(41,800)	(21,500)
Increase in accrued interest receivable and other assets	(198,101)	(238,678)
Increase in other liabilities	311,360	182,125

Total adjustments	688,889	573,217

Net cash provided by operating activities	1,286,386	1,237,810

Cash flows from investing activities:
Net decrease in certificates of deposit in other financial institutions	1,485,000	1,785,000
Decrease in NCUSIF deposit	0	833,732
Purchase of Federal Home Loan Bank stock	(75,800)	(531,900)
Net increase in loans	(19,422,395)	(10,847,644)
Capital expenditures	(368,650)	(193,738)

Net cash used in investing activities	(18,381,845)	(8,954,550)

Cash flows from financing activities
Borrowings	3,700,000	0
Increase in deposits	10,534,362	6,300,431

Net cash provided by financing activities	14,234,362	6,300,431

Net decrease in cash aid cash equivalents	(2,861,097)	(1,416,309)
Cash aid cash equivalents - beginning	5,935,121	7,351,430

Cash aid cash equivalents - end	$3,074,024	$5,935,121

Supplemental cash flow information:
Cash paid during the year for:
Interest on deposits	$3,230,125	$3,819,373
Income taxes	504,000	0

Noncash investing and financing activities:
Loans transferred to foreclosed properties	101,054	175,183

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 1	Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States and general practices within the banking industry. Significant accounting and reporting policies follow.

Principal Business Activity

Citizens Community Federal (the "Bank") is a mutual savings bank. The Bank operates as a full-service financial institution with a primary market area including, but not limited to, west central Wisconsin. The Bank is subject to the regulations of the Office of Thrift Supervision (the "OTS") and undergoes periodic examinations by that regulatory authority.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, and interest-bearing deposits with original maturities of three months or less.

Certificates of Deposit in Other Financial Institutions

Certificates of deposit include interest-bearing certificates of deposit which have an original maturity greater than three months.

Interest and Fees on Loans

Interest on loans is credited to income as earned and is based on the principal amount outstanding. Accrual of interest is discontinued when a loan becomes over 90 days delinquent. Uncollectible interest previously accrued is charged off or an allowance is established by means of a charge to interest income. Income is subsequently recognized only to the extent cash payments are received until all past due interest and principal have been collected, in which case the loan is returned to accrual status.

Loan origination fees are credited to income when received, as capitalization and amortization of the fees and related costs would not have a material effect on the overall financial statements. Premiums paid for origination of loans by dealers and merchants are deferred and recognized as an adjustment to interest income using the interest method over the contractual life of the loans.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses

The allowance for loan losses is provided based on past experience and prevailing market conditions and is established through a provision for loan losses charged to expense. Management's evaluation of loss considers various factors including, but not limited to, general economic conditions, loan portfolio composition, and prior loss experience. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely.

The Bank considers loans secured by ^ real estate and all consumer loans to be large groups of smaller-balance homogenous loans. These loans are collectively evaluated in the analysis of the adequacy of the allowance for loan losses.

In management's judgment, the allowance for loan losses is appropriate and covers ^ probable losses relating to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio.

Foreclosed Properties

Real estate acquired by foreclosure or deed in lieu of foreclosure is initially recorded at its fair value less estimated costs to sell. Costs relating to the development and improvement of property are capitalized; holding costs are charged to expense.

Valuations are periodically performed by management and a charge to income is recorded if the carrying value of a property exceeds its fair value less estimated selling costs^.

Office Properties and Equipment

Office properties and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of office properties and equipment are reflected in income. Depreciation is computed on the straight-line method and is based on the estimated useful lives of the assets varying from 10 to 40 years for buildings and 3 to 10 years for equipment.

Federal Home Loan Bank Stock

The Bank's investment in Federal Home Loan Bank (FHLB) stock is carried at cost which is its redeemable (fair) value since the market for this stock is substantially restricted.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Advertising Costs

Advertising costs are ^ expensed as incurred.

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax credit is the result of changes in the net deferred tax liability.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commitments under credit card arrangements. Such financial instruments are recorded in the financial statements when they become payable.

Note 2	Charter Conversion

Effective December 10, 2001, Citizens Community Federal Credit Union members voted to approve the conversion of the financial institution to a federally chartered mutual savings bank.

The Bank is now subject to federal and state income taxes as a mutual savings bank. Deferred tax assets and liabilities, which existed at the conversion date, were recorded as a credit to income tax expense. The net effect of the change in tax status was an increase of $194,000 to 2002 net income.

Note 3	Cash and Cash Equivalents

Cash and cash equivalents in the amount of $105,000 was restricted at September 30, 2003, to meet the reserve requirements of the Federal Reserve System.

In the normal course of business, the Bank maintains cash and due from bank balances with correspondent banks which routinely exceed insured amounts. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Bank monitors the financial condition of correspondent banks and believes credit risk is minimal.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 4	Loans The composition of loans at September 30, follows:

	2003	2002

Real estate loans
First mortgages - 1-4 family	$71,107,826	$54,504,569
Multi-family and commercial	239,019	146,758
Second mortgages	4,661,006	5,687,277

Total real estate loans	76,007,851	60,338,604

Consumer loans
Automobile	26,904,864	29,881,756
Secured personal	17,028,311	10,615,898
Unsecured personal	3,632,868	3,603,692

Total consumer loans	47,566,043	44,101,346

Gross loans	123,573,894	104,439,950
Less - Allowance for loan losses	466,527	349,448

Loans receivable, net	$123,107,367	$104,090,502

The aggregate amount of nonperforming loans was $561,680 and $533,933 at September 30, 2003 and 2002, respectively. Nonperforming loans are those which are contractually past due 90 days or more as to interest or principal payments, on a nonaccrual of interest status, or loans the terms of which have been renegotiated to provide a reduction or deferral of interest or principal. If interest on those loans had been accrued, such income would have been $21,044 and $18,608 in 2003 and 2002, respectively.
^

Directors, officers, and employees of the Bank, including their families and firms in which they are principal owners, are considered to be related parties. Substantially all loans to directors and executive officers were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and, in the opinion of management, did not involve more than the normal risk of collectibility or present other unfavorable features.

Directors and executive officers of the Bank had aggregate borrowings (direct and indirect) from the Bank totaling approximately $54,926 and $38,617 at September 30, 2003 and 2002, respectively.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 4	Loans (Continued) An analysis of the activity in the allowance for loan losses for the years ended September 30, follows:

	2003	2002

Balances at beginning	$349,448	$305,849
Provisions charged to operating expense	405,530	375,061
Loans charged off	(312,953)	(341,888)
Recoveries on loans	24,502	10,426

Balances at end	$466,527	$349,448

Note 5	Office Properties and Equipment Office properties and equipment at September 30, consists of the following:

	2003	2002

Land	$470,726	$470,726
Buildings	1,868,359	1,589,288
Furniture, equipment and vehicles	1,803,570	1,733,270

Subtotals	4,142,655	3,793,284
Less - Accumulated depreciation	1,799,917	1,558,166

Office properties and equipment - Net	$2,342,738	$2,235,118

Depreciation charged to operating expense totaled $261,030 and $249,674 for the years ended September 30, 2003 and 2002, respectively.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 6	Deposits The composition of deposits at September 30, follows:

	2003	2002

Non-interest-bearing demand deposits	$3,698,265	$3,261,089
Interest-bearing demand deposits	6,859,587	6,112,236
Savings accounts	15,095,714	13,633,594
Money market accounts	15,849,611	11,555,784
Certificate accounts	73,459,687	69,865,799

Total deposits	$114,962,864	$104,428,502

The aggregate amount of time deposit accounts with individual balances greater than $100,000 was $14,173,564 and $12,673,634 at September 30, 2003 and 2002, respectively.

Interest expense on deposits for the years ended September 30, was as follows:
	2003	2002

Interest-bearing demand deposits	$30,079	$32,361
Savings accounts	114,851	159,859
Money market accounts	216,472	250,153
Certificate accounts	2,814,276	3,417,041

Totals	$3,175,678	$3,859,414

At September 30, the scheduled maturities of certificate accounts are as follows:

2004	$46,750,855
2005	12,714,258
2006	7,339,145
2007	6,355,429
2008	300,000

Total	$73,459,687

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 7	Federal Home Loan Bank Advances

At September 30, 2003 the Bank had $3,700,000 in Federal Home Loan Bank variable interest rate advances, currently at 1.39%. These advances are secured by a blanket lien consisting principally of one-to-four family real estate loans totaling in excess of $71,000,000. At September 30, 2003, the Bank's unused portion of this open line of credit totaled approximately $39,500,000. There were no advances outstanding at September 30, 2002. Interest expense was $2,115 in 2003.

The Bank owns stock in the Federal Home Loan Bank totaling $671,000 and $553,400 at September 30, 2003 and 2002, respectively. The stock is recorded at cost, which approximates fair value. The Bank is required to hold the stock as a member of the Federal Home Loan Bank, and transfer of the stock is substantially restricted.

Note 8	Income Taxes The components of the provision for income taxes are as follows:

	2003	2002

Current tax expense:
Federal	$345,242	$0
State	93,989	0

Total current	439,231	0

Deferred tax expense (benefit):
Federal	(39,330)	176,535
State	(9,800)	44,000

Total deferred	(49,130)	220,535

Change in tax status	0	(194,000)

Total provision for income taxes	$390,101	$26,535

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Bank's assets and liabilities net of a valuation allowance for deferred tax assets not likely to be realized. The major components of net deferred tax liabilities at September 30, are as follows:

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 8		2003	2002

	Deferred tax assets:
	Mutual savings bank start up costs	$65,200	$86,300
	Defined benefit retirement plan	165,600	22,800
	Net operating loss carryovers	0	37,065

	Deferred tax assets	230,800	146,165

	Deferred tax liabilities:
	Depreciation	(23,200)	(12,100)
	Allowance for loan losses	(159,705)	(152,000)
	Federal Home Loan Bank stock dividends	(25,300)	(8,600)

	Deferred tax liabilities	(208,205)	(172,700)

	Net deferred tax asset (liability)	$22,595	$(26,535)

The 2003 provision for income taxes at a 39.5% effective rate varies from the applicable federal statutory income tax rate of 34%, primarily as a result of state income taxes. ^ The 2002 provision for income taxes is reduced by the effects of recording deferred tax items in connection with the conversion to mutual savings bank taxable status. (See Note 2)

Note 9	Retirement Plans

401(k) Plan

The Bank sponsors a 401(k) profit sharing plan that covers substantially all employees. Employees may make pretax voluntary contributions to the plan which are matched in part by the Bank. Employer matching contributions to the plan were $48,173 and $47,377 for 2003 and 2002, respectively.

Supplemental Executive and Director Retirement Plans

On August 1, 2002, the Bank adopted a Supplemental Executive and Directors' Retirement Plan ("SERP"). The SERP is an unfunded, non-contributory defined benefit plan under which the Bank will pay supplemental pension benefits to certain key employees and directors upon retirement. Benefits are based on a formula which includes participants' past and future earnings and years of service with the Bank. Prior service costs associated with plan adoption are amortized to expense over the remaining working life of each participant.

Actuarial assumptions include an assumed discount rate of seven percent on benefit obligations and annual salary increases of five percent.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 9	Retirement Plans (Continued)

The accumulated benefit obligation was $1,358,031 and $1,168,246 and the accrued benefit cost was $414,066 and $60,083 at September 30, 2003 and 2002, respectively. The accrued benefit cost is included in the balance sheet caption "Other liabilities".

The components of net periodic benefit cost are as follows:

	2003	2002

Beginning	$60,083	$0
Service cost	110,032	18,141
Interest cost	81,753	12,899
Amortization of prior service cost	162,198	29,043

Ending SERP benefit liability	$414,066	$60,083

Note 10	Leases

The Bank leases its administrative and data processing center located in Eau Claire, Wisconsin. The lease, which is for 10 years expiring in 2006, is classified as an operating lease. Monthly rent of $6,638 is fixed throughout the lease term and includes utilities and property taxes. The Bank has two, five-year renewal options on the lease. The Mondovi and Rice Lake branches, and the Eau Claire training center are also rented under operating leases expiring through 2007.

Total rental expense for all operating leases was $148,598 and $120,449 for the years ended September 30, 2003 and 2002, respectively.

Future minimum lease payments by year and in the aggregate under the original terms of the noncancelable operating leases consist of the following:

2004	$125,980
2005	110,763
2006	74,131
2007	12,123

Total	$322,997

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 11	Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk

The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These commitments and contingent liabilities are commitments to extend credit. A summary of the Bank's commitments and contingent liabilities at September 30, is as follows:

	2003	2002

Commitments to extend credit - Fixed rate (6.5% - 8.5% in 2003, 7.2% - 9.0% in 2002)	$221,616	$321,500
Unused lines of credit:
Real estate equity advance plan (REAP)	468,115	367,852
Kwik cash and lines of credit	1,637,361	1,674,525
Mastercard and VISA credit cards	3,123,780	3,145,345

Total	$^5,450,872	$^5,509,222

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A portion of the commitments is expected to be drawn upon, thus representing future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include real estate and personal property. Substantial amounts of unsecured personal loans are granted by the Bank. However, ongoing credit evaluations of customers are performed.

Concentration of Credit Risk

The majority of the Bank's loans and commitments have been granted to customers in the Bank's local market area. The concentrations of credit by type are set forth in Note3. Management believes the diversity of the area economy will prevent significant losses in the event of an economic downturn.

Contingencies

In the normal course of business, the Bank occasionally becomes involved in various legal proceedings. In the opinion of management, any liability from such proceedings would not have a material adverse effect on the business or financial condition of the Bank.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 12	Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of September 30, 2003, the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2003, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

A reconcilliation of the Bank's capital (Retained Earnings) as reported in its Balance Sheets as of September 30, 2003 and 2002 and the regulatory capital amounts to follow:
	September 30,
	2003	2002
	(000's)
Retained earnings per Balance Sheet	$10,991	$10,393
Intangible Assets	(156)	0
Pledged member deposit	300	0
Tier 1 capital	11,135	10,393
Allowance for loan losses, net of specific reserves	323	235
Tier 1 and 2 capital	$11,458	$10,628

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 12	Capital Requirements (Continued)
The Bank's actual and regulatory capital amounts and ratios are presented as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

September 30, 2003:
Tier 1 and 2 capital (to risk-weighted assets)	$11,458,000	12.9%	$7,129,280	≥ 8.0%	$8,911,600	≥ 10.0%
Tier 1 capital (to risk-weighted assets)	$11,135,000	12.5%	$3,564,640	≥ 4.0%	$5,346,960	≥ 6.0%
Tier 1 capital (to adjusted assets)	$11,135,000	8.6%	$5,215,760	≥ 4.0%	$6,519,700	≥ 5.0%

September 30, 2002:
Tier 1 and 2 capital (to risk-weighted assets)	$10,628,000	13.4%	R6,337,000	≥ 8.0%	$7,921,000	≥ 10.0%
Tier 1 capital (to risk-weighted assets)	$10,393,000	13.1%	$3,169,000	≥ 4.0%	$4,753,000	≥ 6.0%
Tier 1 capital (to adjusted assets)	$10,393,000	9.0%	$4,610,000	≥ 4.0%	$5,763,000	≥ 5.0%

Note 13	Fair Value of Financial Instruments

Fair value estimates, methods, and assumptions for the Bank's financial instruments are summarized below.

Cash, Due From Banks, and Interest-Bearing Deposits

The carrying values approximate the fair values for these assets.

Loans

Fair value is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as residential mortgage and consumer. The fair value of loans is calculated by discounting scheduled cash flows, using discount rates reflecting the credit and interest rate risk inherent in the loan.

The methodology in determining fair value of nonaccrual loans is to average them into the blended interest rate at 0% interest. This has the effect of decreasing the carrying amount below the risk-free rate amount and therefore discounts the estimated fair value.

Impaired loans are measured at the estimated fair value of the expected future cash flows at the loan's effective interest rate of the fair value of the collateral for loans which are collateral dependent. Therefore, the carrying values of impaired loans approximate the estimated fair values for these assets.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 13	Fair Value of Financial Instruments (Continued)
Federal Home Loan Bank Stock

Fair value for the Federal Home Loan Bank stock is based on its redeemable (carrying) value, as the market for this stock is restricted.

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings accounts, and money market accounts, is the amount payable on demand on the reporting date. The fair value of certificate accounts is calculated by using discounted cash flows applying interest rates currently being offered on similar certificates.

Federal Home Loan Bank Advances

The fair value of FHLB advances is estimated using discounted cash flows based on the Bank's current incremental borrowing rates for similar borrowing arrangements.

Off-Balance-Sheet Instruments

The fair value of commitments would be estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the customers. Since this amount is immaterial, no amounts for fair value are presented.
^ The carrying amount and estimated fair value of financial instruments at September 30, 2003 were as follows:

	Carrying Amount	Estimated Fair Value

Financial assets:
Cash and cash equivalents	$3,074,024	$3,074,024
Loans receivable	123,107,367	125,062,000
FHLB stock	671,000	671,000

Financial Liabilities:
Deposits	114,962,864	116,204,000
FHLB advances	3,700,000	3,700,000

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 13	Fair Value of Financial Instruments (Continued)
Limitations

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters that could affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Deposits with no stated maturities are defined as having a fair value equivalent to the amount payable on demand. This prohibits adjusting fair value derived from retaining those deposits for an expected future period of time. This component, commonly referred to as a deposit base intangible, is neither considered in the above amounts nor recorded as an intangible asset on the balance sheet. Significant assets and liabilities that are not considered financial assets and liabilities include office properties and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 14	Subsequent Event

The Bank has received regulatory approval for a branch acquisition in Mankato, Minnesota. The transaction will be completed on November 1, 2003. Under terms of the agreement, the Bank will assume $7.9 million of deposit liabilities in exchange for $6.9 million of cash and $800,000 of loans and other assets. A premium of $200,000 will be ^ paid by the Bank.

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Note 15	Proposed Conversion to Stock FOrm of Ownership (Unaudited)

On October 16, 2003, the Board of Directors of the Bank adopted a plan of reorganization and stock issuance plan (the "Plan"). Pursuant to the Plan, the Bank will: (i) convert to a stock savings bank as the successor to the Bank in its current mutual form; (ii) organize a stock holding company as a federally-charted corporation that will own 100% of the common stock of the stock bank; and (iii) organize Citizens Community MHC, as a federally-chartered mutual holding company that will own at least 51% of the common stock of the stock holding company so long as the mutual holding company remains in existence. The Stock Bank will succeed to the business and operations of the Bank in its mutual form and the stock holding company will sell a minority interest in its common stock in a public stock offering. The Plan must be approved by both the OTS and by the Bank's members.

Following the completion of the reorganization, all depositors who had membership or liquidation rights with respect to the Bank as of the effective date of the reorganization will continue to have such rights solely with respect to the holding company so long as they continue to hold deposit accounts with the Bank. In addition, all persons who become depositors of the Bank subsequent to the reorganization will have such membership and liquidation rights with respect to the holding company.

The stock holding company plans to offer to the public, shares of common stock representing a minority ownership of the estimated pro forma market value of the Bank as determined by an independent appraisal. The mutual holding company will maintain the majority ownership of the stock holding company. Costs incurred in connection with the offering will be recorded as a reduction of the proceeds from the offering. If the transaction is not consummated, all costs incurred in connection with the transaction will be expensed. As of September 30, 2003, costs of $32,350 were incurred and recorded in other assets, in connection with the offering.

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No person has been authorized to give any information or to make any representation other than as contained in this prospectus in connection with the offering made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by Citizens Community Bancorp, Citizens Community Federal or Keefe, Bruyette & Woods, Inc. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Citizens Community Bancorp or Citizens Community Federal since any of the dates as of which information is furnished herein or since the date hereof.		UP TO 851,000 SHARES

TABLE OF CONTENTS
Page
Summary
Risk Factors
Selected Financial and Other Data
Citizens Community Bancorp
Citizens Community Federal
Citizens Community MHC
How We Intend to Use the Proceeds
Market for the Common Stock
Our Policy Regarding Dividends
Pro Forma Data
Capitalization
Citizens Community Federal Exceeds All Regulatory Capital
   Requirements
Our Reorganization and Stock Offering
Proposed Purchases by Management
Management's Discussion and Analysis of Financial
   Condition and Results of Operations
Business of Citizens Community Federal
Management
How We Are Regulated
Taxation
Restrictions on Acquisition of Citizens Community
   Bancorp and Citizens Community
   Federal
Description of Capital Stock of Citizens Community
   Bancorp
Transfer Agent and Registrar
Experts
Legal and Tax Opinions
Additional Information
Index to Financial Statements	___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ F-1	CITIZENS COMMUNITY BANCORP (Proposed Holding Company for Citizens Community Federal) COMMON STOCK ______________ PROSPECTUS ______________
Until __________, 2004 (25 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.		Keefe, Bruyette & Woods^ ____________, 2004

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Section 545.121 of the Office of Thrift Supervision (OTS) regulations provides indemnification for directors and officers of the Bank. Although there are no indemnification provisions in the charter and bylaws of the Registrant, all the directors and officers of the Registrant hold the same position with Citizens Community Federal and have indemnification under OTS Regulations as described below.

Generally, federal regulations define areas for indemnity coverage for federal savings associations as follows:

(a)	Any person against whom any action is brought or threatened because that person is or was a director or officer of the savings bank shall be indemnified by the savings bank for:
	(i)	Any amount for which that person becomes liable under a judgment in such action; and
(ii)	Reasonable costs and expenses, including reasonable attorneys' fees, actually paid or incurred by that person in defending or settling such action, or in enforcing his or her rights under this section if he or she attains a favorable judgment in such enforcement action.

(b)	Indemnification shall be made to such person under paragraph (b) of this Section only if:
	(i)	Final judgment on the merits is in his or her favor; or
	(ii)	In case of:
		a.	Settlement,
		b.	Final judgment against him or her, or
c.	Final judgment in his or her favor, other than on the merits, if a majority of the disinterested directors of the savings bank determine that he or she was acting in good faith within the scope of his or her employment or authority as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of the savings bank or its members. However, no indemnification shall be made unless the savings bank gives the Office at least 60 days notice of its intention to make such indemnification. Such notice shall state the facts on which the action arose, the terms of any settlement, and any disposition of the action by a court. Such notice, a copy thereof, and a certified copy of the resolution containing the required determination by the board of directors shall be sent to the Regional Director, who shall promptly acknowledge receipt thereof. The notice period shall run from the date of such receipt. No such indemnification shall be made if the OTS advises the savings bank in writing, within such notice period, of its objection thereto.

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(c)	As used in this paragraph:
	(i)	"Action" means any judicial or administrative proceeding, or threatened proceeding, whether civil, criminal, or otherwise, including any appeal or other proceeding for review;
	(ii)	"Court" includes, without limitation, any court to which or in which any appeal or any proceeding for review is brought;
	(iii)	"Final Judgment" means a judgment, decree, or order which is not appealable or as to which the period for appeal has expired with no appeal taken;
	(iv)	"Settlement" includes the entry of a judgment by consent or confession or a plea of guilty or of nolo contendere.

Item 25. Other Expenses of Issuance and Distribution

Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance of the shares.

Counsel fees and expenses	$150,000
Accounting fees and expenses;	45,000
Appraisal and business plan preparation fees and expenses	32,500
Conversion Agent fees and expenses	20,000
Underwriting fees(1) (including financial advisory fee and expenses)	125,000
Underwriter's counsel fees and expenses	30,000
Printing, postage and mailing	85,000
Registration and Filing Fees	15,200
Blue Sky fees and expenses	35,000
Stock transfer agent and certificates	15,000
Other expenses(1)	8,300
TOTAL	$561,000
______________
(1) Based on maximum of Estimated Valuation Range.

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Item 26. Recent Sales of Unregistered Securities

The Registrant is newly incorporated, solely for the purpose of acting as the holding company of Citizens Community Federal, pursuant to the Plan of Reorganization (filed as Exhibit 2 herein), and no sales of its securities have occurred to date.

Item 27. Exhibits and Financial Statement Schedules

See the Exhibit Index filed as part of this Registration Statement.

Item 28. Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:
(i) Include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	Reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)	Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling

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person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and it will be governed by the final adjudication of such issue.

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SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Eau Claire, State of Wisconsin, on February 5, 2004.

CITIZENS COMMUNITY BANCORP

By:	/s/ James G. Cooley James G. Cooley, President and Chief Executive Officer (Duly Authorized Representative)

              KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James G. Cooley his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

              In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ James G. Cooley James G. Cooley President, Chief Executive Officer and Director (Principal Executive Officer)	/s/ Richard M. McHugh Richard M. McHugh Chairman of the Board
Date: February 5, 2004	Date: February 5, 2004

/s/ Thomas C. Kempen Thomas C. Kempen Vice Chairman of the Board	/s/ Brian R. Schilling Brian R. Schilling Director
Date: February 5, 2004	Date: February 5, 2004

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/s/ Adonis E. Talmage Adonis E. Talmage Director	/s/ David B. Westrate David B. Westrate Director
Date: February 5, 2004	Date: February 5, 2004

/s/ James R. Murray James R. Murray Director	/s/ John D. Zettler John D. Zettler Executive Vice President (Principal Financial and Accounting Officer)
Date: February 5, 2004	Date: February 5, 2004

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EXHIBIT INDEX

Exhibits:

1.1	Engagement Letter with Keefe, Bruyette & Woods, Inc.*
1.2	Form of Agency Agreement with Keefe, Bruyette & Woods, Inc.*
2.0	Plan of Reorganization and Stock Issuance Plan*
3.1	Federal Stock Charter for Citizens Community Bancorp*
3.2	Bylaws of Citizens Community Bancorp*
4.0	Form of Stock Certificate of Citizens Community Bancorp*
5.0	Opinion of Silver, Freedman & Taff L.L.P. re: Legality of Securities Being Registered*
8.1	Opinion of Silver, Freedman & Taff L.L.P. re: Federal Tax Matters
8.2	Opinion of Wipfli LLP re: State Tax Matters
8.3	Letter of RP Financial, LC. re: Subscription Rights*
10.1	Form of Employment Agreement with:
	a.	James G. Cooley*
	b.	Johnny W. Thompson*
	c.	John D. Zettler*
	d.	Timothy J. Cruciani*
	e.	Rebecca Johnson*
10.2	Directors and Executive Officers Supplemental Executive Retirement Plan*
10.4	Employee Stock Ownership Plan*
10.5	Letter Agreement regarding Appraisal Services*
10.6	Letter Agreement regarding Business Plan*
10.7	Adoption Agreement and Defined Contribution Prototype Plan
21.0	Subsidiaries of the Registrant*
23.1	Consent of Silver, Freedman & Taff L.L.P. re: ^ Federal Tax Opinion (included in Exhibit ^ 8.0)
23.2	Consent of Wipfli LLP
23.3	Consent of RP Financial, LC.*
23.4	Consent of Wipfli LLP re: State Tax Matters (included in Exhibit 8.2)
24.0	Power of Attorney, included in signature pages
99.1	Appraisal Report of RP Financial, LC. (P)
99.2	Subscription Order Form and Instructions
99.3	Additional Solicitation Material
99.4	Proxy Statement

_____________________________
*	Filed as exhibit to the Company's Form SB-2 registration statement filed on December 29, 2003 (File No.333-111588) pursuant to Section 5 of the Securities Act of 1933. All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.
(P)	Portions filed in paper format pursuant to continuing hardship exemption.

End.